Exhibit (19)

WACHOVIA

Second Quarter Ended June 30, 2008

Quarterly Financial Supplement

Management's Discussion and Analysis

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
SIX MONTHS ENDED JUNE 30, 2008
TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	Three Months Ended		Percent	Six Months Ended		Percent
	June 30,		Increase	June 30,		Increase
(Dollars in millions, except per share data)	2008	2007	(Decrease)	2008	2007	(Decrease)

EARNINGS SUMMARY
Net interest income (GAAP)	$4,290	4,449	(4)%	$9,042	8,949	1%
Tax-equivalent adjustment	54	38	42	107	75	43

Net interest income (Tax-equivalent)	4,344	4,487	(3)	9,149	9,024	1
Fee and other income	3,165	4,240	(25)	5,942	7,974	(25)

Total revenue (Tax-equivalent)	7,509	8,727	(14)	15,091	16,998	(11)
Provision for credit losses	5,567	179	—	8,398	356	—
Other noninterest expense	6,376	4,755	34	11,473	9,248	24
Merger-related and restructuring expenses	251	32	—	492	42	—
Goodwill impairment	6,060	—	—	6,060	—	—
Other intangible amortization	97	103	(6)	200	221	(10)

Total noninterest expense	12,784	4,890	—	18,225	9,511	92
Minority interest in income of consolidated subsidiaries	(18)	139	—	137	275	(50)

Income (loss) before income taxes (benefits) (Tax-equivalent)	(10,824)	3,519	—	(11,669)	6,856	—
Tax-equivalent adjustment	54	38	42	107	75	43
Income taxes (benefits)	(1,963)	1,140	—	(2,197)	2,138	—

Net income (loss)	(8,915)	2,341	—	(9,579)	4,643	—
Dividends on preferred stock	193	—	—	236	—	—

Net income (loss) available to common stockholders	$(9,108)	2,341	—%	$(9,815)	4,643	—%

Diluted earnings per common share (a)
Net income (loss) available to common stockholders	$(4.31)	1.22	—%	$(4.82)	2.42	—%
Return on average common stockholders’ equity	(50.47)%	13.54	—	(26.80)%	13.51	—
Return on average assets (b)	(4.50)%	1.33	—	(2.44)%	1.34	—

ASSET QUALITY
Allowance for loan losses as % of loans, net	2.20%	0.79	—	2.20%	0.79	—
Allowance for loan losses as % of nonperforming assets	90	157	—	90	157	—
Allowance for credit losses as % of loans, net	2.24	0.83	—	2.24	0.83	—
Net charge-offs as % of average loans, net	1.10	0.14	—	0.88	0.15	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	2.41%	0.49	—	2.41%	0.49	—

CAPITAL ADEQUACY
Tier I capital ratio	8.00%	7.47	—	8.00%	7.47	—
Total capital ratio	12.74	11.46	—	12.74	11.46	—
Leverage ratio	6.57%	6.23	—	6.57%	6.23	—

OTHER FINANCIAL DATA
Net interest margin	2.58%	2.96	—	2.74%	3.01	—
Fee and other income as % of total revenue	42.15	48.58	—	39.37	46.91	—
Effective income tax rate	18.06%	32.78	—	18.67%	31.53	—

BALANCE SHEET DATA
Securities	$113,461	106,184	7%	$113,461	106,184	7%
Loans, net	488,198	429,120	14	488,198	429,120	14
Total assets	812,433	715,428	14	812,433	715,428	14
Total deposits	447,790	410,030	9	447,790	410,030	9
Long-term debt	184,401	142,047	30	184,401	142,047	30
Stockholders’ equity	$75,127	69,266	8%	$75,127	69,266	8%

OTHER DATA
Average basic common shares (In millions)	2,111	1,891	12%	2,037	1,892	8%
Average diluted common shares (In millions)	2,119	1,919	10	2,048	1,922	7
Actual common shares (In millions)	2,159	1,903	13	2,159	1,903	13
Dividends paid per common share	$0.38	0.56	(33)	$1.02	1.12	(9)
Dividend payout ratio on common shares	(8.70)%	45.90	—	(21.06)%	46.28	—
Book value per common share	$30.25	36.40	(17)	$30.25	36.40	(17)
Common stock price	15.53	51.25	(70)	15.53	51.25	(70)
Market capitalization	$33,527	97,530	(66)	$33,527	97,530	(66)
Common stock price to book value	51%	141	(64)	51%	141	(64)
FTE employees	119,952	110,493	9	119,952	110,493	9
Total financial centers/brokerage offices	4,820	4,135	17	4,820	4,135	17
ATMs	5,277	5,099	3%	5,277	5,099	3%

(a) Calculated using average basic common shares in 2008.
(b) Net income (loss) as a percentage of average assets.

Management’s Discussion and Analysis
This discussion contains forward-looking statements. Please refer to our Second Quarter 2008 Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.
Executive Summary
Summary of Results of Operations

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions, except per share data)	2008	2007	2008	2007

Net interest income (GAAP)	$4,290	4,449	9,042	8,949
Tax-equivalent adjustment	54	38	107	75

Net interest income (a)	4,344	4,487	9,149	9,024
Fee and other income	3,165	4,240	5,942	7,974

Total revenue (a)	7,509	8,727	15,091	16,998
Provision for credit losses	5,567	179	8,398	356
Other noninterest expense	6,376	4,755	11,473	9,248
Goodwill impairment	6,060	-	6,060	-
Merger-related and restructuring expenses	251	32	492	42
Other intangible amortization	97	103	200	221

Total noninterest expense	12,784	4,890	18,225	9,511
Minority interest in income (loss) of consolidated subsidiaries	(18)	139	137	275
Income taxes (benefits)	(1,963)	1,140	(2,197)	2,138
Tax-equivalent adjustment	54	38	107	75

Net income (loss)	(8,915)	2,341	(9,579)	4,643

Dividends on preferred stock	193	-	236	-

Net income (loss) available to common stockholders	(9,108)	2,341	(9,815)	4,643

Diluted earnings (loss) per common share	$(4.31)	1.22	(4.82)	2.42

(a) Tax-equivalent.
Against a backdrop of the weakest domestic economy in more than 16 years and continued instability in the housing and financial markets, we reported a net loss applicable to common shareholders of $9.8 billion, or a net loss of $4.82 per share, in the first half of 2008 compared with earnings of $4.6 billion, or $2.42 per share, in the first half of 2007. Subsequent to our announcement of second quarter financial results on July 22, 2008, we further increased our legal reserves as of June 30, 2008, by $500 million pre-tax to reflect the effect of recent and active settlement discussions with securities regulators of investigations relating to auction rate securities. More information about the increased legal reserve is in the Outlook and Noninterest Expense sections. Key drivers in the pre-tax loss were:
•	An $8.4 billion loan loss provision, which increased reserves by $6.2 billion, including $4.4 billion for the payment option mortgage portfolio called Pick-a-Payment.

•	A $6.1 billion noncash goodwill impairment charge in commercial-related subsegments reflecting declining equity market valuations and underlying asset values. The goodwill impairment charge had no impact on Wachovia’s tangible capital levels, regulatory capital ratios or liquidity. More information is in the Critical Accounting Policies and Balance Sheet Analysis: Goodwill sections.

•	$3.2 billion in market disruption-related losses.

•	A $1.2 billion increase in legal reserves, $590 million of which was recorded in the second quarter of 2008, primarily related to previously disclosed matters, and $500 million of which was recorded after our July 22, 2008 release of second quarter 2008 results, for the effect of recent and active settlement discussions related to auction rate securities, partially offset by the first quarter 2008 reversal of $102 million of litigation reserves related to our ownership interest in Visa, Inc.

•	A $975 million noncash charge related to certain leasing transactions widely referred to as “sale in, lease out” or SILO transactions.

•	$481 million in net gains related to the adoption of new fair value accounting standards on January 1, 2008.

•	$391 million in losses related to planned discretionary securities sales.

•	A $225 million gain from our ownership in Visa, which completed its initial public offering in March 2008.
Results also included after-tax net merger-related and restructuring expenses of $251 million, or 12 cents per share, in the first half of 2008 and $26 million, or 1 cent per share, in the first half of 2007. Revenues and expenses also reflect the impact of the A.G. Edwards, Inc. acquisition from October 1, 2007; and a majority interest investment in European Credit Management Ltd. (ECM), a London-based fixed income investment management firm, from January 31, 2007.
Actions on Capital, Liquidity and Risk
We are committed to protecting and creating shareholder value through the disciplined use of capital and maintaining a strong balance sheet in view of current and anticipated challenges in the credit environment.
During the second quarter of 2008, the board of directors and senior management conducted a strategic review of our major business lines given the changing financial services landscape. As a result, we outlined several initiatives aimed at three near-term strategic priorities: Protecting, preserving and generating capital; further enhancing Wachovia’s liquidity position; and reducing risk. On July 22, 2008, actions announced included:
•	Reducing the quarterly dividend on our common stock by 32.5 cents to 5 cents per share, which is estimated to preserve approximately $700 million in capital per quarter. The dividend is payable on September 15, 2008, to shareholders of record on August 29, 2008. In the first half of 2008, we paid common stockholders dividends of $2.1 billion, or $1.015 per share.

•	More aggressively managing our balance sheet, which we estimate will result in a $20 billion reduction in loans and securities by year-end 2008 and preserve an estimated $1.5 billion in capital. Proceeds from selected maturing securities will not be reinvested in order to reduce the securities portfolio balance. To reduce capital usage in the loan portfolio, we are implementing enhanced discipline to ensure more focus on strategic commercial customer relationships, and instituting programs to further enhance the mix of our consumer loan portfolio. This includes reducing mortgage concentration in our consumer loan portfolio by tightening mortgage underwriting standards, discontinuing origination of negative amortization loans, eliminating the General Bank wholesale mortgage origination channel, eliminating focus on Pick-a-Payment loan retention and offering opportunities for Pick-a-Payment borrowers to refinance mortgages into marketable products. Also, as we focus on disciplined deployment of capital in this environment, we currently expect new loan growth to be more modest due to increased pricing discipline and tighter underwriting guidelines. In addition, we will also consider the possible sale of certain noncore assets, which could preserve additional capital.

•	Instituting a more rigorous expense discipline, which we estimate will preserve up to $1 billion in capital. This includes an initiative to reduce planned expense growth in the second half of this year by approximately $490 million, more than offset by restructuring costs, and a reduction in full year 2009 planned expense growth by $1.5 billion. As part of this initiative, we reviewed 500 existing or planned capital expenditure projects and decided to delay or cancel $350 million of expenses related to these projects. Forty percent of the expense savings is expected to come from lower personnel costs and will involve reductions affecting approximately 6,950 active employees, revised upward by 600 subsequent to our original announcement, and 4,400 open positions. These expense actions are expected to have only a modest impact on revenue. Initiatives such as western expansion in retail, commercial and wealth will continue but at a more deliberate pace. The Merger-Related and Restructuring Expenses section has more information.
We estimate these strategies will generate or preserve more than $5 billion in tier 1 capital by year-end 2009 and further enhance our liquidity position. Wachovia ended the second quarter of 2008 with approximately $50 billion in tier 1 regulatory capital and a tier 1 capital ratio of 8.00 percent, a leverage ratio of 6.57 percent and a tangible capital ratio of 4.68 percent at June 30, 2008. Based on our tier 1, leverage and tangible capital ratios, we are considered “well capitalized.” More information is in the Stockholders’ Equity section.
On August 6, 2008, we announced a decision to end our acceptance of private undergraduate student loan applications effective immediately. This decision was made in light of the current economic environment.
In the first half of 2008, we added $11.55 billion in capital through common and preferred stock offerings. In April 2008, we issued in concurrent offerings $4.025 billion of convertible preferred stock and $4.025 billion of common stock and in February 2008 we issued $3.5 billion of preferred stock.
Over the past four quarters, prompted by continuing significant home price devaluation in stressed real estate markets, particularly in Florida and California, and our current expectation for continued devaluation through mid 2010, we have increased the allowance for credit losses by $7.4 billion, to $11.0 billion or 2.24 percent of loans. The $3.3 billion increase in Pick-a-Payment reserves in the second quarter reflected a continued severe decline in home market values and what we believe will be the related effect on borrower behavior in the face of the loss of equity in their home.
The provision for credit losses of $8.4 billion compared with $356 million in the first half of 2007, and exceeded net charge-offs by $6.3 billion. In the first half of 2008 our net charge-offs were $2.1 billion, an increase of $1.8 billion from the first half of 2007, and represented a 73 basis point increase in the net charge-off ratio to 0.88 percent of average net loans. This included commercial net charge-offs of $692 million, up $636 million from the first half of 2007, with the increase driven by $398 million of net losses in our Real Estate Financial Services portfolio and $182 million of net losses on large corporate loans. Consumer net charge-offs were $1.4 billion, up $1.1 billion, driven by net losses of $1.0 billion in consumer real estate, including $748 million in Pick-a-Payment loans as well as $274 million in auto loans.
Nonperforming assets, including loans held for sale, were $12.0 billion, representing a ratio of nonperforming assets to loans, foreclosed properties and loans held for sale of 2.41 percent at June 30, 2008, an increase from $5.4 billion, or 1.14 percent, at December 31, 2007, largely reflecting increases relating to our Pick-a-Payment mortgage product and residential-related commercial real estate. We continue to mitigate the risk and volatility of our balance sheet through risk management practices, including increased collection efforts.
Strengthening Core Businesses
Another significant strategic priority is a continued focus on generating growth in our core businesses. While credit headwinds and the capital markets disruption overwhelmed our first half 2008 results, continued momentum in most of our businesses generated solid underlying performance. In the first half of 2008 compared with the first half of 2007, growth came from:
•	Modestly higher net interest income, driven by our higher loans and deposits and improved margins, somewhat offset by the effect of the $975 million SILO-related lease charge and increasing nonaccrual loans.

•	A 13 percent increase in average loans to $471.3 billion. Average consumer loans rose 5 percent, driven by higher traditional mortgage loans. Average commercial loan growth of 25 percent reflected strength in large corporate and middle-market commercial loans and in commercial real estate. Increased consumer and commercial loans included the transfer of $4.1 billion in commercial loans and $2.8 billion in consumer loans from the held-for-sale portfolio in the first half of 2008.

•	A 5 percent increase in average core deposits to $392.6 billion. We expect deposits to grow further in 2008 as we continue to expand product distribution in the newly integrated former World Savings branches, offer retail brokerage deposits in the former A.G. Edwards franchise, increase productivity in our de novo (or new) branches and benefit from product introductions, such as Way2Save and competitive certificate of deposit campaigns, to attract and enhance customer relationships. We also continue to enhance the efficiency of our financial center network and expand our presence in higher growth markets. In the first half of 2008, we opened 46 de novo branches, consolidated 94 branches, and expanded our commercial banking presence, all of which added $84 million to noninterest expense. As a result of our strategic review, we currently plan to continue to open additional branches, but at a more deliberate pace.

•	Higher fiduciary and asset management fees and brokerage commissions largely reflecting the A.G. Edwards acquisition.
Our core banking businesses, while absorbing increased credit costs, continued to perform well, as did our brokerage operations, in the first half of 2008 compared with the first half of 2007. The General Bank’s earnings declined to $2.3 billion, down 20 percent, driven by rapidly rising credit costs and related expenses, which overshadowed continued sales momentum and a 6 percent increase in revenue. Wealth Management earned $190 million, up 10 percent, on 6 percent revenue growth in challenging markets. The capital markets disruption continued to dampen results in the Corporate and Investment Bank (CIB), which earned $131 million, down 90 percent, driven by $2.1 billion in net market-related valuation losses and reduced origination volume in most markets-related businesses. The losses were somewhat offset by $466 million of principal investing net gains related to the adoption of new fair value accounting standards. In addition, CIB has a number of businesses that were not adversely affected by the market disruption, as described further in the Corporate and Investment Bank section. Capital Management earnings declined to $365 million, reflecting 35 percent revenue growth, primarily related to the A.G. Edwards acquisition, more than offset by legal reserves related to the auction rate securities.

Other Matters
Leveraged Lease Charge The noncash charge of $975 million, or $855 million after tax, recorded in the second quarter of 2008 relates to certain leasing transactions we entered into between 1999 and 2003 involving lease-to-service contracts and leases of qualified technological equipment, which are widely known as sale in, lease-out or SILO transactions. We discontinued originating these transactions in 2003. The decision to record the noncash charge came after our analysis of a federal appeals court opinion in a case involving another financial institution that disallowed tax benefits associated with certain lease-in, lease-out or LILO transactions. We believe some aspects of the court decision could be extended to SILO transactions. Subsequently, a federal court issued an adverse decision on a SILO transaction entered into by two other large financial institutions. While the tax law involving SILO transactions remains unsettled, as we disclosed in Note 1 to Consolidated Financial Statements in our 2007 Annual Report, applicable accounting standards require us to update the tax cash flow assessment on our SILO transactions in light of the federal court ruling. A majority of the charge will be recognized as income over the remaining terms of the affected leases, generally 35 to 40 years. However, because this charge occurs relatively early in the term of the SILOs, the effect on net interest income of recording this charge is expected to be a decrease through 2018, then positive thereafter. We estimate the related decrease in net interest income in the second half of 2008 will be $45 million. More information is in Note 1 to Consolidated Financial Statements in our Second Quarter 2008 Report on Form 10-Q.
On August 6, 2008, the Internal Revenue Service announced a settlement initiative related to SILO transactions. Management is evaluating the offer notification and potential impact to our financial condition and results of operations, in the event that we were to accept the terms of the offer. This settlement offer would have no impact on our LILO portfolio as we settled all issued related to this portfolio with the IRS in 2004.
Fair Value Implementation On January 1, 2008, we adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 157 establishes a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements and provides new income recognition criteria for certain derivative contracts. SFAS 157 does not establish any new fair value measurements; rather it defines “fair value” for other accounting standards that require the use of fair value for recognition or disclosure. SFAS 159 permits companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value recorded in the results of operations. The effect of adopting SFAS 157 was recorded either directly to first quarter 2008 results of operations or as a cumulative effect of a change in accounting principle through an adjustment to beginning retained earnings on January 1, 2008, depending on the nature of the fair value adjustment. The transition adjustment for SFAS 159 was recorded as a cumulative effect of a change in accounting principle through an adjustment to beginning retained earnings on January 1, 2008.
The adoption of SFAS 157 resulted in net gains in the first quarter 2008 results of operations of $481 million pre-tax related primarily to a change in the methodology used to calculate the fair value of certain investments in private equity funds held in a wholly owned investment company. This amount excludes the ongoing effect in the first half of 2008 related to the application of SFAS 157. Also, on January 1, 2008, we recorded a $38 million after-tax gain ($61 million pre-tax) as a cumulative effect adjustment to beginning retained earnings related to removal of blockage discounts previously applied in determining the fair value of certain actively traded public equity investments and to profits previously deferred on certain derivative transactions. SFAS 157 prohibits the use of blockage discounts in determining the fair value of certain financial instruments.

Upon adoption of SFAS 159, we elected to record certain existing securities available for sale and a small percentage of our loans held-for-sale portfolio at fair value, and as a result recorded a $38 million after-tax charge ($60 million pre-tax) to 2008 beginning retained earnings as a cumulative effect of the adoption of SFAS 159.
Market Disruption-Related Losses, Net

	2008				2007
	1st Half				2nd Half	Cumulative

	Trading	Securities
	profits	gains	Other
(Pre-tax dollars in millions)	(losses)	(losses)	Income	Total	Total	Total

Corporate and Investment Bank
ABS CDO and other subprime-related	$(387)	(199)	9	(577)	(1,048)	(1,625)
Commercial mortgage (CMBS)	(399)	(2)	(329)	(730)	(1,088)	(1,818)
Consumer mortgage	(229)	-	(90)	(319)	(205)	(524)
Leveraged finance	147	-	(354)	(207)	(179)	(386)
Other	(272)	(15)	(9)	(296)	(50)	(346)

Total	(1,140)	(216)	(773)	(2,129)	(2,570)	(4,699)
Capital Management
Impairment losses	(94)	(24)	-	(118)	(57)	(175)
Parent
Impairment losses / other	-	(655)	(321)	(976)	(94)	(1,070)

Total, net	(1,234)	(895)	(1,094)	(3,223)	(2,721)	(5,944)
Discontinued operations (Bluepoint)	$-	-	-	-	(330)	(330)

Market Disruption-Related Losses Net market disruption-related valuation losses were $3.2 billion in the first half of 2008, with $2.3 billion in the first quarter of 2008 and $936 million in the second quarter of 2008. We began to incur market disruption-related losses in the second half of 2007 and such losses amounted to $2.7 billion in 2007, excluding discontinued operations. Of the 2008 losses, $2.1 billion were in the Corporate and Investment Bank, $976 million were in the Parent, and $118 million were in Capital Management, as detailed in the Market Disruption-Related Losses, Net table.
For a number of years, we have been a major participant in structuring and underwriting fixed income investment products backed by pools of loans, such as commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS), as well as collateralized debt obligations (CDOs) that are typically backed by pools of bonds including CMBS and RMBS, loans and other assets. We have also been a participant in underwriting and syndicating leveraged commercial loans. Our CMBS and RMBS structuring activities involved consumer and commercial real estate loans underwritten primarily through our direct origination channels. Our CDO business involved transactions predominantly backed by commercial loans and commercial real estate loans. We purchased subprime residential assets such as RMBS as part of our CDO distribution strategy.
The markets for subprime RMBS and for CDOs collateralized by subprime RMBS, which we refer to as ABS CDOs, as well as for CMBS, have been particularly hard hit by the market disruption, while the market for leveraged loans has been affected by spread widening.
Rising defaults and delinquencies in subprime residential mortgages as well as rating agencies’ downgrades of a large number of subprime RMBS have led to continued declines in the valuations of these types of securities and certain indices that serve as a reference point for determining the value of such securities. The continued pressures of the weaker housing markets, particularly in income-producing categories, as well as continuing concerns over the U.S. economy and illiquidity in the commercial real estate sector have led to further declines in the value of CMBS and CDOs backed by commercial real estate loans.
Leveraged finance results included net market disruption-related losses of $309 million in the first quarter of 2008 and net gains of $102 million in the second quarter of 2008. The first quarter results were driven by losses on several large unfunded commitments partially offset by gains on economic hedges. Second quarter results were driven by recoveries of previous write-downs related to the resolution of certain commitments, partially offset by $372 million of losses related to ineffectiveness of economic hedges that were largely unwound during the second quarter.
With respect to our monoline-related structured product exposure, in the first half of 2008 we recorded $166 million of reserves based on monoline exposure profiles and our assessments of the credit quality of each monoline.
Market disruption-related losses in Capital Management in the first half of 2008 amounted to $118 million of write-downs on trading and available for sale securities. This included $89 million of securities write-downs related to the liquidation of an Evergreen fund and $24 million on securities purchased in the third quarter of 2007 from Evergreen money market funds. Market disruption-related losses in the Parent in the first half of 2008 amounted to $976 million, including impairment write-downs on securities available for sale of $655 million, and valuation losses of $314 million related to our BOLI portfolio.
In the second half of 2007, we recorded market disruption-related losses of $330 million related to BluePoint Re Limited, a Bermuda-based monoline bond reinsurer that is a consolidated subsidiary of Wachovia. There were no additional losses in the first half of 2008.
The fair values of all of our assets that are subject to market valuation adjustments, including but not limited to subprime RMBS and ABS CDOs, CMBS warehouse assets and leveraged finance commitments, depend on market conditions and assumptions that may change over time. Accordingly, the fair values of these assets in future periods and their effect on our financial results will depend on future market developments and assumptions and may be materially greater or less than the changes in values discussed above.
Further information on these market disruption-related losses is provided in the Corporate Results of Operations, Fee Income, Corporate and Investment Bank and Capital Management sections that follow. The Outlook section also has additional information.
Subprime-Related, CMBS and Leveraged Finance
Distribution Exposure, Net

		6/ 30/ 08
		Exposure
	6/ 30/ 08	Hedged With	6/ 30/ 08	3/ 31/ 08	12/ 31/ 07
	Gross	Various	Net	Net	Net
($ in millions)	Exposure	Instruments	Exposure	Exposure	Exposure

ABS CDO-related exposures:
Super senior ABS CDO exposures
High grade	$2,331	(2,331)	-	-	-
Mezzanine	2,022	(1,603)	419	439	613

Total super senior ABS CDO exposures	4,353	(3,934)	419	439	613
Other retained ABS CDO-related exposures	29	(17)	12	68	208

Total ABS CDO-related exposures (a)	4,382	(3,951)	431	507	821
Subprime RMBS exposures:
AAA rated	1,524	-	1,524	1,684	1,948
Below AAA rated (net of hedges) (b)	(46)	-	(46)	40	(253)

Total subprime RMBS exposures	1,478	-	1,478	1,724	1,695
Total subprime-related exposure	5,860	(3,951)	1,909	2,231	2,516
Commercial mortgage-related (CMBS)	756	-	756	2,954	7,564
Leveraged finance (net of applicable fees)	$ n.a.	n.a.	3,766	8,157	9,149

(a) At 6/ 30/ 08, $2.0 billion is hedged with highly rated monoline financial guarantors; $900 million with a AA-rated large European bank, under margin agreements; and $1.0 billion with a large AA-rated global multi-line insurer, under margin agreements.
(b) Net short position due to hedging activities.
Market Disruption-Related Distribution Exposure We have taken steps to reduce the size of our exposure to structured products and leveraged finance assets originally intended for distribution, which have been most exposed to market disruptions, specifically ABS CDOs, subprime RMBS, CMBS and leveraged finance commitments. The table above shows our remaining exposure at June 30, 2008, and the comparable changes in those exposures since March 31, 2008, and December 31, 2007.

Since the market disruption began in July 2007, we have elected to transfer certain assets that were originally intended for distribution to the loan portfolio based on our view that the market valuations provide attractive longer term investment returns. These assets were transferred at fair value and are no longer being marketed. In the first half of 2008, these transfers amounted to $4.4 billion of commercial and commercial real estate exposure and $2.0 billion of consumer real estate loans.
As of June 30, 2008, our notional subprime ABS CDO distribution exposure, net of hedges with financial guarantors, was $431 million and $1.5 billion of our subprime RMBS exposure was rated AAA or equivalent by rating agencies.
Our CMBS mark-to-market exposure of $756 million at June 30, 2008, was down from $7.6 billion at December 31, 2007. More than 50 percent of the remaining exposure at June 30, 2008, was AAA-rated or equivalent.
Our leveraged finance exposure of $3.8 billion at June 30, 2008, was down from $9.1 billion at December 31, 2007, with the decrease attributable in part to cancellation of a large unfunded commitment. Of the June 30, 2008 exposure $574 million related to unfunded commitments. There was no bridge equity exposure at June 30, 2008.
Outlook
In the face of significant deterioration in the housing market and pressure on our markets-oriented businesses beginning with the disruption in the capital markets in the second half of 2007, our core businesses are performing well and we are committed to strengthening them. We anticipate continued housing market deterioration and rising credit costs as well as a continuing challenge for revenue generation in many of our markets-related businesses over the next few quarters. But longer term, we are optimistic that our capital and liquidity position us well to take advantage of the opportunities arising in the wake of these market conditions.
Looking ahead, we are taking steps to ensure that as financial markets remain unsettled and loan losses increase, we focus intently on strengthening our balance sheet, controlling costs and actively managing our exposures in a challenging credit environment. We believe our company is in the right businesses for long-term growth, and that our strategies around capital and liquidity, focus on high growth businesses and markets, customer service, expense discipline, and our commitment to credit risk management will restore value for shareholders over the long term.
Wachovia is in active discussions of potential settlement with various state regulators and the SEC of ongoing investigations concerning the underwriting, sale and subsequent auctions of certain auction rate securities by Wachovia Securities, LLC, and Wachovia Capital Markets, LLC, including the likelihood of liquidity solutions. Based on the probability of such settlement, current market value estimates, affected auction rate securities and expected future redemptions, we recorded a $500 million pre-tax increase to legal reserves for the second quarter of 2008. This legal expense includes amounts reserved for estimated market valuation losses on auction rate securities associated with a potential settlement. We do not currently expect that the possible settlement would have a material effect on capital, liquidity or overall financial results through estimated maturities or redemptions for affected auction rate securities, or alter Wachovia’s previously announced focus on improving our tier 1 capital ratio. We currently expect that our tier 1 capital ratio will decrease by approximately 3 basis points following a potential settlement. More information is in the Noninterest Expense and Business Segments: Capital Management sections and Note 1 to Consolidated Financial Statements.

Our outlook for 2008, which follows, generally assumes a slowing U.S. economy overall and the benefits of a steeper yield curve and low short-term interest rates. Based on these assumptions and before merger-related and restructuring expenses, we expect that in the second half of 2008:
•	Net interest income will decline modestly from first half 2008 levels, excluding the impact of the SILO lease-related charge;

•	Fee income will remain exposed to net market disruption-related losses/gains;

•	A continued focus on expense control;

•	A continued challenging credit environment;

•	A full year 2008 effective income tax rate of approximately 20.5 percent to 21.5 percent on a tax-equivalent basis; and

•	A focus on the actions described above to increase tier 1 capital from current levels.
In addition, we are focused on ensuring a successful integration of the A.G. Edwards acquisition, with integration activity scheduled to continue through the third quarter of 2009. Merger milestones have been met to date and systems integration activities remain on track.
As part of our near-term strategic priorities and when consistent with our overall business strategy, we may consider disposing of certain assets, branches, subsidiaries or lines of business. Although not currently a priority or focus of management, in the future we may also explore acquisition opportunities in areas that would complement our core businesses and future acquisitions involving cash, debt or equity securities could occur.
Critical Accounting Policies
Our accounting and reporting policies are in accordance with U.S. GAAP, and conform to general practices within the applicable industries. We use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimations. There are five policies that we identify as being particularly sensitive to judgments and the extent to which significant estimates are used: allowance for loan losses and the reserve for unfunded lending commitments (which is recorded in other liabilities); fair value of certain financial instruments (which includes assessment of available for sale securities for other-than-temporary impairment); consolidation; goodwill impairment; and contingent liabilities. Because of the relative significance of the provision for credit losses and the goodwill impairment charge to our results in the first half of 2008, we included information regarding the related policies below. For more information on the other critical accounting policies, please refer to our 2007 Annual Report on Form 10-K.
Allowance for Loan Losses and Reserve for Unfunded Lending Commitments The allowance for loan losses and reserve for unfunded lending commitments, which we refer to collectively as the allowance for credit losses, are maintained at levels we believe are adequate to absorb probable losses inherent in the loan portfolio and unfunded lending commitments as of the date of the consolidated financial statements. We monitor various qualitative and quantitative credit metrics and trends, including changes in the levels of past due, criticized and nonperforming loans as part of our allowance modeling process. In addition, we rely on estimates and exercise judgment in assessing credit risk. At June 30, 2008, the allowance for loan losses was $10.7 billion and the reserve for unfunded lending commitments was $212 million.
We employ a variety of modeling and estimation tools for measuring credit risk. These tools are periodically reevaluated and refined as appropriate. The following provides a description of each component of our allowance for credit losses, the techniques we use and the estimates and judgments inherent in each.
Our model for the allowance for loan losses has four components: formula-based components for both the commercial and consumer portfolios, each including a factor for historical loss variability; a reserve for impaired commercial loans; and an unallocated component.
For commercial loans, the formula-based component of the allowance for loan losses is based on statistical estimates of the average losses observed by credit grade. Average losses for each credit grade reflect the annualized historical default rate and the average losses realized for defaulted loans.
For consumer loans, the formula-based component of the allowance for loan losses is based on statistical estimates of the average losses observed by product classification. We compute average losses for each product class using historical loss data, including analysis of delinquency patterns, origination vintage and various credit risk forecast indicators. In addition, for certain residential real estate loans, primarily the Pick-a-Payment portfolio, we use borrowers’ standard credit scoring measure (FICO), loan-to-value ratios for underlying properties, home price appreciation or depreciation data and other general economic data in estimating losses. In certain cases, we may stratify the portfolio geographically in the estimation of future home value changes. Credit loss estimates derived from statistical models may be augmented by amounts reflecting management’s judgment regarding probable incurred losses not captured by the applicable models. In the second quarter of 2008, we updated our model inputs to reflect expected continued deterioration in housing and a general worsening of the overall economy. Model inputs for our Pick-a-Payment portfolio were adjusted to include a more severe home price decline scenario and greater sensitivity to changes in borrower equity, which resulted in an increased cumulative loss output.
For both commercial and consumer loans, the formula-based components include additional amounts to establish reasonable ranges that consider observed historical variability in losses. This historical loss variability component represents a measure of the potential for significant volatility above average losses over short periods. Factors we may consider in setting these amounts include, but are not limited to, industry-specific data, geographic data, portfolio-specific risks or concentrations, and macroeconomic conditions.
At June 30, 2008, the formula-based components of the allowance were $2.3 billion for commercial loans and $7.6 billion for consumer loans, compared with $2.2 billion and $2.0 billion, respectively, at December 31, 2007.
We have established specific reserves within the allowance for loan losses for impaired commercial loans. We individually review any nonaccrual commercial loan with a minimum total exposure of $10 million in the Corporate and Investment Bank and $5 million in other segments to determine the amount of impairment, if any. In addition, certain nonaccrual commercial real estate loans in the Corporate and Investment Bank having a minimum exposure of $5 million are also reviewed individually. The reserve for each individually reviewed loan is based on the difference between the loan’s carrying amount and the loan’s estimated fair value. No other reserve is provided on impaired loans that are individually reviewed. At June 30, 2008, the allowance for loan losses included $457 million and the reserve for unfunded lending commitments included $3 million for individually reviewed impaired loans compared with $226 million and $4 million, respectively, at December 31, 2007.
The allowance for loan losses is supplemented with an unallocated component to reflect the inherent uncertainty of our estimates. The amount of this component and its relationship to the total allowance for loan losses may change from one period to another as warranted by facts and circumstances. We anticipate the unallocated component of the allowance will generally not exceed 5 percent of the total allowance for loan losses. At June 30, 2008, the unallocated component of the allowance for loan losses was $330 million, or 3 percent of the allowance for loan losses, compared with $165 million, or 4 percent, at December 31, 2007.
The reserve for unfunded lending commitments, which relates only to commercial business where our intent is to hold the funded loan in the loan portfolio, is based on a modeling process that is consistent with the methodology described above for the commercial portion of the allowance. In addition, this model includes as a key factor the historical average rate at which unfunded commercial exposures have been funded at the time of default. At June 30, 2008, and December 31, 2007, the reserve for unfunded lending commitments was $212 million and $210 million, respectively, including the reserve for impaired commitments.
The factors supporting the allowance for loan losses and the reserve for unfunded lending commitments as described above do not diminish the fact that the entire allowance for loan losses and reserve for unfunded lending commitments are available to absorb losses in the loan portfolio and related commitment portfolio, respectively. Our principal focus, therefore, is on the adequacy of the total allowance for loan losses and reserve for unfunded lending commitments.
Additionally, our primary bank regulators regularly conduct examinations of the allowance for credit losses and make assessments regarding its adequacy and the methodology employed in its determination.
Goodwill Impairment We test goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. As discussed in the Business Segments section, we operate in four core business segments. Goodwill impairment testing is performed at the sub-segment level (referred to as a reporting unit). The eight reporting units are General Bank: Commercial, and Retail and Small Business; Wealth Management; Corporate and Investment Bank: Corporate Lending, Investment Banking, and Treasury and International Trade Finance; and Capital Management: Retail Brokerage Services and Asset Management.
Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill.
Under applicable accounting standards, goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit’s fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

At June 30, 2008, the fair values of our reporting units were based on a discounted cash flow methodology using discount rates that reflect our current market capitalization plus a control premium. In the past, we used a composite of several methods in estimating the fair value of reporting units. However, in view of the current market environment, we believe the discounted cash flow methodology is more reflective of a market participant’s view, and accordingly, we used this methodology exclusively in our second quarter 2008 impairment analysis.
Estimating the fair value of reporting units is a very subjective process that involves the use of estimates and judgments, particularly related to cash flows, the appropriate discount rates and an applicable control premium. Our cash flow estimates were consistent with our most recent financial projections for each reporting unit. The discount rates used ranged from 14.2 percent to 20.9 percent and were based on the relationship between the total fair value of the reporting units and the market capitalization of the company plus an estimated control premium.
The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill in the “pro forma” business combination accounting as described above, exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards.
The more significant fair value adjustments in the pro forma business combination in the second step were to loans in each of the reporting units. Also, our step two analysis included adjustments to previously recorded identifiable intangible assets to reflect them at fair value and also included the fair value of additional intangibles not previously recognized (generally related to businesses not acquired in a purchase business combination). The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet.
We performed goodwill impairment testing for all eight reporting units at December 31, 2007, March 31, 2008, and June 30, 2008. Goodwill amounted to $37.0 billion at June 30, 2008, compared with $43.1 billion at December 31, 2007, with the decrease related to the second quarter 2008 goodwill impairment charge of $6.1 billion. The Goodwill section has further information. Applicable Notes to Consolidated Financial Statements provide additional information.

Corporate Results of Operations
Average Balance Sheets and Interest Rates

	Six Months Ended		Six Months Ended
	June 30, 2008		June 30, 2007

	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates

Interest-bearing bank balances	$4,616	3.91%	$2,459	6.55%
Federal funds sold	12,470	2.98	13,111	5.16
Trading account assets	44,115	5.13	32,438	5.93
Securities	113,452	5.55	108,253	5.42
Commercial loans, net (a)	202,391	4.34	161,423	7.12
Consumer loans, net	268,944	6.86	256,852	7.53

Total loans, net	471,335	5.78	418,275	7.37

Loans held for sale	10,367	7.03	17,199	6.32
Other earning assets	10,706	5.30	8,119	7.02

Risk management derivatives	-	0.05	-	0.03

Total earning assets	667,061	5.69	599,854	6.88

Interest-bearing deposits	382,293	2.67	342,159	3.66
Federal funds purchased	39,622	2.95	36,595	4.97
Commercial paper	5,348	2.19	5,032	4.70
Securities sold short	6,581	3.53	7,929	3.81
Other short-term borrowings	9,722	1.57	7,295	2.66
Long-term debt	171,506	4.33	142,746	5.36

Risk management derivatives	-	0.06	-	0.10

Total interest-bearing liabilities	615,072	3.20	541,756	4.29

Net interest income and margin	$9,149	2.74%	$9,024	3.01%

(a) Includes the effect of the $975 million leverage lease recalculation charge in the second quarter of 2008.
Net Interest Income and Margin Tax-equivalent net interest income increased modestly in the first half of 2008 from the first half of 2007. The effect of earning asset growth of $67.2 billion, improving loan spreads and deposit growth, the effect of our preferred stock issuances in the first half of 2008 and in December 2007, and the benefit of a liability sensitive rate position were partially offset by the noncash $975 million SILO lease-related charge, the shift to lower spread deposits, increased liquidity levels and higher funding costs in response to the market disruption, as well as increased nonperforming loans.
The net interest margin declined 27 basis points to 2.74 percent. The net interest margin was 3.15 percent excluding the 41 basis point impact of the SILO charge, an improvement of 14 basis points reflecting improving loan spreads, deposit growth as well as the benefit of a liability sensitive rate position. Offsets to margin improvement, excluding the impact of the SILO charge, were a shift in deposits toward lower-spread categories, the impact of increased liquidity levels and higher wholesale funding costs in response to the market disruption, as well as increased nonperforming loans.
The average federal funds rate in the first half of 2008 was 262 basis points lower than the average rate in the first half of 2007, while the average longer-term two-year treasury note rate decreased 257 basis points and the average 10-year treasury note rate decreased 98 basis points.
Market rates suggest that in 2008 the yield curve will be steeper than in 2007 as a result of short-term rates falling more than long-term rates. If this expectation materializes, we expect the effect on net interest income and the margin to be positive. The Interest Rate Risk Management section has more information.
In order to maintain our targeted interest rate risk profile, derivatives are often used to manage the interest rate risk inherent in our assets and liabilities. We routinely deploy hedging strategies designed to protect future net interest income. These strategies may reduce income in the short-term, although we expect them to benefit future periods. In the first half of 2008, interest rate risk management-related derivatives reduced net interest income by $15 million, which had an insignificant effect on the net interest margin, compared with a decrease in the first half of 2007 of $176 million, or 6 basis points.

Fee and Other Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions)	2008	2007	2008	2007

Service charges	$709	667	1,385	1,281
Other banking fees	518	449	1,016	865
Commissions	910	649	1,824	1,308
Fiduciary and asset management fees	1,355	1,015	2,794	1,968
Advisory, underwriting and other investment banking fees	280	454	541	861
Trading account profits (losses)	(510)	195	(818)	323
Principal investing	136	298	582	346
Securities gains (losses)	(808)	23	(1,013)	76
Other income	575	490	(369)	946

Total fee and other income	$3,165	4,240	5,942	7,974

Fee and Other Income Fee and other income declined 25 percent in the first half of 2008 compared with the first half of 2007 due to net market disruption-related valuation losses of $3.2 billion and reduced volume in several of our investment banking businesses. Otherwise, momentum continued in underlying businesses. Results included $481 million in net gains related to adoption of new fair value accounting standards and a $225 million gain related to the Visa initial public offering. In addition, in the first half of 2008 compared with the first half of 2007:
•	Service charge growth was driven by consumer service charges on higher volume and improved pricing, while commercial service charges rose on increased volume.

•	Other banking fees rose largely due to mortgage banking income and interchange fees.

•	Higher commissions reflected the addition of A.G. Edwards, partially offset by lower transactional revenue as well as lower insurance commissions.

•	Increased fiduciary and asset management fees were driven by continued growth in retail brokerage managed account and other asset-based fees, reflecting the addition of A.G. Edwards and organic growth, somewhat offset by the effect of lower market valuations.

•	Advisory and underwriting results declined from a strong first half a year ago driven by lower origination activity in businesses affected by the market disruption.

•	Trading account losses of $818 million compared with profits of $323 million in the same period a year ago, with the decline driven by net market disruption-related losses of $1.2 billion in the first half of 2008 including:
o	$387 million in subprime residential asset-backed CDOs and other subprime-related products largely relating to losses on warehouse positions.

o	$399 million in commercial mortgage structured products.

o	$229 million in consumer mortgage structured products.

o	$147 million of hedging gains on economic hedges in leveraged finance.

o	$272 million in non-subprime collateralized debt obligations and other structured products.

o	$94 million of primarily securities write-downs recorded in connection with the liquidation of an Evergreen fund.

•	Principal investing results were up from the first half of 2007 largely due to the $466 million of net gains related to the adoption of new fair value accounting standards on January 1, 2008.

•	Net securities losses of $1.0 billion were driven by $895 million of market disruption-related losses and $391 million of losses (of which $343 million was in the Parent) reflecting our change in intent from holding certain securities to selling them in the near term, partially offset by the $225 million gain related to the Visa initial public offering. This compared with gains of $76 million in the first half a year ago.

•	Other income was a net loss of $369 million in the first half of 2008 compared with income of $946 million a year ago. The decline was largely attributable to $1.1 billion of market disruption-related losses in other income in the first half of this year. The year over year results included:
o	A $336 million loss in the commercial sales and securitization business in the first half of 2008 largely related to the market disruption compared with $241 million of income in the same period a year ago.

o	A decline in results for certain corporate investments largely reflecting the $314 million loss on certain BOLI contracts in the first quarter of 2008.

o	An $80 million decline in consumer loan sale and securitization results on lower volume.

o	Net market disruption-related losses of $354 million in the leveraged finance business largely related to net write-downs on unfunded commitments. The first quarter of 2008 included $792 million of write-downs, while the second quarter results were a net gain of $438 million reflecting recoveries of previous write-downs related to the resolution of certain leveraged finance commitments. Related economic hedge results are reflected in trading. Unfunded commitments are valued assuming the commitments are fully funded under the current contractual terms.
The same trends described above in the six month period also were the primary drivers in fee and other income results in the second quarter of 2008. These included market disruption-related valuation losses, net securities losses, and lower advisory, underwriting and other investment banking fees. These were partially offset by higher service charges, other banking fees, commissions, and fiduciary and asset management fees. However, principal investing gains were lower in the second quarter of 2008 compared with the second quarter of 2007 due to lower gains on public and private direct investments. While other income was higher in the second quarter of 2008 compared with the same quarter one year ago.

Noninterest Expense

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions)	2008	2007	2008	2007

Salaries and employee benefits	$3,435	3,122	6,695	6,094
Occupancy	377	331	756	643
Equipment	317	309	640	616
Marketing	95	78	192	140
Communications and supplies	184	178	370	351
Professional and consulting fees	218	205	414	382
Sundry expense	1,750	532	2,406	1,022

Other noninterest expense	6,376	4,755	11,473	9,248
Merger-related and restructuring expenses	251	32	492	42
Goodwill impairment	6,060	-	6,060	-
Other intangible amortization	97	103	200	221

Total noninterest expense	$12,784	4,890	18,225	9,511

Noninterest Expense Noninterest expense increased 92 percent in the first half of 2008 from the first half of 2007. The majority of the increase was driven by the $6.1 billion noncash goodwill impairment charge as well as increased credit-related sundry expense primarily related to maintaining foreclosed properties, and previously mentioned legal expense. In addition, salaries and employee benefits expense contributed to the increase, largely attributable to the addition of A.G. Edwards. Nonmerger-related severance expense increased $40 million in the first half of 2008 compared with the same period a year ago.
Legal reserves in the first half of 2008 increased $1.2 billion, driven by second quarter of 2008 reserves of $590 million, primarily related to previously disclosed matters, and $500 million for the effect of recent and active settlement discussions related to auction rate securities, partially offset by the first quarter 2008 reversal of $102 million of litigation reserves related to our ownership interest in Visa. The first half of 2008 also included $208 million associated with our strategic initiatives, including de novo expansion, branch consolidations and western expansion, compared with $93 million in 2007.
In the first half of 2008 and 2007, we made annual stock award grants to employees. Under the applicable accounting standards, we are required to fully expense the fair value as of the grant date of awards to employees who are retirement-eligible at the date of the grant. This incremental salaries and employee benefits expense for retirement-eligible employees amounted to $109 million in the first half of 2008 and $93 million in the same period a year ago.
The same trends described above in the six month period also drove noninterest expense results in the second quarter of 2008 compared with the second quarter of 2007.
Merger-Related and Restructuring Expenses Merger-related and restructuring expenses in the first half of 2008 of $492 million included $411 million related to A.G. Edwards and $79 million related to Golden West. In the first half of 2007, we recorded $42 million of these expenses.
As described in the Executive Summary, on July 22, 2008, we announced a plan to reduce the number of active employees by 6,350. Subsequently, we revised this number to 6,950, which includes all of the personnel reductions contemplated in the strategies outlined in Executive Summary: Actions on Capital, Liquidity and Risk. In connection with the personnel reductions, we expect to record $525 million to $650 million in restructuring costs, including approximately $50 million in exit costs, primarily lease terminations, with the rest being severance. We expect to record substantially all the severance costs in the third quarter of 2008; however, the cash expenditures will occur through the end of 2009.

Income Taxes Income tax benefit on a tax-equivalent basis was $2.1 billion in the first half of 2008 compared with income tax expense of $2.2 billion in the first half of 2007. The related effective income tax rates were 17.92 percent and 32.28 percent, respectively. The significant decline in the tax rate was the result of the $6.1 billion goodwill impairment charge, only a very small percentage of which is deductible for income tax purposes.
Business Segments
We provide diversified banking and nonbanking financial services and products primarily through four core business segments, the General Bank, Wealth Management, the Corporate and Investment Bank, and Capital Management. We also have a Parent segment that includes all asset and liability management functions, including managing our securities portfolio for liquidity and interest rate risk. Business segment data excludes the goodwill impairment charge, merger-related and restructuring expenses, other intangible amortization, discontinued operations, and the effect of changes in accounting principles. A provision for credit losses is allocated to each core business segment based on net charge-offs, and the difference between the total provision for the segments and the consolidated provision is recorded in the Parent segment. In the first half of 2008, provision for credit losses in the Parent segment amounted to $6.3 billion, the majority of which related to certain loans in the General Bank. While the $6.1 billion goodwill impairment charge is not included in segment results, the Goodwill section shows the components of the charge attributed to each sub-segment.
We continuously update segment information for changes that occur in the management of our businesses. In the first half of 2008, we updated our segment reporting to reflect BluePoint as a discontinued operation, which is included in the Parent. Previously, BluePoint was included in the Corporate and Investment Bank. Also, we realigned corporate overhead allocations, resulting in a shift of such allocations from the four core business segments to the Parent. Our current and historical financial reporting reflects these changes. The impact to full year 2007 segment earnings as a result of these changes was:
•	In the General Bank, an increase of $203 million.

•	In Wealth Management, an increase of $26 million.

•	In the Corporate and Investment Bank, an increase of $330 million.

•	In Capital Management, an increase of $77 million.

•	In the Parent, a decrease of $406 million, not including $230 million in 2007 losses from discontinued operations excluded from core segment earnings; previously, this amount was included in Corporate and Investment Bank segment earnings.
The economic capital and expected loss factors for the Pick-a-Payment mortgage portfolio within the General Bank’s Retail and Small Business line of business were revised in the second quarter of 2008 based on updated performance expectations, modeling and macroeconomic conditions. This will more closely align economic capital and expected loss with management’s view of the perceived risk profile of the business going forward.

General Bank
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2008	2007	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$3,671	3,372	7,116	6,770
Fee and other income	1,000	935	1,980	1,781
Intersegment revenue	57	56	112	102

Total revenue (Tax-equivalent)	4,728	4,363	9,208	8,653
Provision for credit losses	919	154	1,488	301
Noninterest expense	2,050	1,922	4,088	3,787
Income taxes (Tax-equivalent)	642	834	1,326	1,665

Segment earnings	$1,117	1,453	2,306	2,900

Performance and other data
Economic profit	$919	1,124	1,911	2,250
Risk adjusted return on capital (RAROC)	33.02%	52.66	37.07	53.24
Economic capital, average	$16,786	10,821	14,739	10,744
Cash overhead efficiency ratio (Tax-equivalent)	43.35%	44.05	44.39	43.76
Lending commitments	$133,201	129,851	133,201	129,851
Average loans, net	319,574	291,607	315,565	289,985
Average core deposits	$290,381	290,455	293,776	287,263
FTE employees	54,415	57,574	54,415	57,574

General Bank The General Bank includes our Retail and Small Business and our Commercial lines of business. The General Bank’s earnings declined to $2.3 billion, down $594 million, driven by rapidly rising credit costs and related expenses, primarily in the mortgage business, which overshadowed continued sales momentum elsewhere as reflected in total revenue of $9.2 billion, up 6 percent. Other key General Bank trends in the first half of 2008 compared with the first half of 2007 included:
•	Average loan growth of 9 percent, with 12 percent growth in wholesale and 8 percent growth in retail. Retail growth included a 5 percent increase in consumer real estate lending that primarily reflected a decline in prepayments.

•	Significant efforts in our mortgage business to mitigate risk in the face of declining housing markets by restructuring its operating model, including exiting the General Bank’s wholesale mortgage origination channel; implementing extensive loss mitigation efforts; tightening underwriting guidelines and undertaking initiatives such as waiving prepayment fees on Pick-a-Payment loans and assisting Pick-a-Payment customers in refinancing their loans, to increase the volume of marketable mortgages.

•	Reduced home equity originations, reflecting implementation of tightened credit standards. More than 95 percent of our home equity loans are originated through our branch network and other direct channels.

•	An 18 percent increase in auto originations with continued focus on higher credit scores.

•	Average core deposit growth of 2 percent, largely reflecting strength in wholesale deposits, which were up 8 percent, and an increase of 1 percent in retail deposits.
•	Growth in net new retail checking accounts, reflecting continued benefits from retention and acquisition efforts resulting in an increase of 437,000 in the first half of 2008 compared with an increase of 582,000 in the first half of 2007.

•	305,000 new checking accounts linked to the new Way2Save accounts, which launched in mid-January 2008.

•	11 percent growth in fee and other income, with strength in service charges, interchange income and mortgage banking fee income. Growth of 21 percent in interchange income reflected a 17 percent increase in debit/credit card volume from the first half of 2007.

•	Noninterest expense up 8 percent due to growth in credit-related sundry expense, as well as continued strategic investment in de novo branch activity and western expansion. During the first half of 2008, 46 de novo branches were opened and 94 branches were consolidated. As a result of performance initiatives, operating leverage continued to improve, which enabled continued strategic investment.

•	An increase in the provision for credit losses to $1.5 billion largely reflecting rapid deterioration in consumer real estate in certain housing markets and higher losses in auto.
The same trends described above in the six month period also drove General Bank results in the second quarter of 2008 compared with the second quarter of 2007.
Wealth Management
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2008	2007	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$202	182	384	362
Fee and other income	207	202	418	398
Intersegment revenue	3	3	8	6

Total revenue (Tax-equivalent)	412	387	810	766
Provision for credit losses	8	2	13	3
Noninterest expense	253	244	499	491
Income taxes (Tax-equivalent)	53	51	108	99

Segment earnings	$98	90	190	173

Performance and other data
Economic profit	$76	70	146	133
Risk adjusted return on capital (RAROC)	52.61%	56.73	52.04	55.46
Economic capital, average	$731	612	715	602
Cash overhead efficiency ratio (Tax-equivalent)	61.05%	62.80	61.50	64.00
Lending commitments	$6,915	6,892	6,915	6,892
Average loans, net	23,151	21,056	22,758	20,689
Average core deposits	$17,559	17,466	17,732	17,368
FTE employees	4,665	4,580	4,665	4,580

Wealth Management Wealth Management includes private banking, personal trust, investment advisory services, charitable services, financial planning and insurance brokerage. Wealth Management earned $190 million on 6 percent revenue growth in challenging markets. Other key Wealth Management trends in the first half of 2008 compared with the first half of 2007 included:
•	6 percent growth in net interest income led by loan growth.

•	22 percent growth in fiduciary and asset management fees as a pricing initiative implemented in the third quarter of 2007 and other growth offset declines in equity valuations. Insurance commissions declined largely due to a soft market for insurance premiums and nonstrategic insurance account dispositions.
•	Modest expense growth as efficiency initiatives offset the effect of private banking and western expansion investment.

•	An 8 percent decline in assets under management since year-end 2007 to $77.3 billion largely due to market depreciation.

The same trends described above in the six month period also drove Wealth Management results in the second quarter of 2008 compared with the second quarter of 2007, along with improved deposit spreads.
Corporate and Investment Bank
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2008	2007	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$1,124	773	2,152	1,489
Fee and other income	657	1,522	499	2,631
Intersegment revenue	(52)	(50)	(102)	(93)

Total revenue (Tax-equivalent)	1,729	2,245	2,549	4,027
Provision for credit losses	438	(2)	635	4
Noninterest expense	960	1,020	1,707	1,931
Income taxes (Tax-equivalent)	122	448	76	763

Segment earnings	$209	779	131	1,329

Performance and other data
Economic profit (loss)	$4	490	(408)	776
Risk adjusted return on capital (RAROC)	11.12%	33.22	4.93	29.22
Economic capital, average	$13,816	8,850	13,525	8,590
Cash overhead efficiency ratio (Tax-equivalent)	55.60%	45.43	67.00	47.94
Lending commitments	$113,559	115,430	113,559	115,430
Average loans, net	106,642	76,744	103,844	75,065
Average core deposits	$31,682	36,713	32,652	35,481
FTE employees	6,394	6,872	6,394	6,872

Corporate and Investment Bank Our Corporate and Investment Bank includes corporate lending, investment banking and treasury and international trade finance. The capital markets disruption has hit our Corporate and Investment Bank particularly hard since the third quarter of 2007, with a 90 percent decline in first half 2008 segment earnings to $131 million driven by $2.1 billion in net valuation losses reflecting continued disruption in the capital markets and reduced origination volume in most markets-related businesses. The losses were somewhat offset by $584 million of principal investing net gains largely due to $466 million of gains in the first quarter of 2008 related to the adoption of new fair value accounting standards. The market disruption-related valuation losses, net of applicable hedges, included:
•	$577 million in subprime residential asset-backed collateralized debt obligations and other related exposures;

•	$730 million in commercial mortgage structured products;

•	$319 million in consumer mortgage structured products;

•	$207 million in leveraged finance net of fees and macro credit hedges; and

•	$296 million in non-subprime collateralized debt obligations and other structured products.
Additional key Corporate and Investment Bank trends in the first half of 2008 compared with the first half of 2007 included:
•	A 45 percent increase in net interest income, which reflected 38 percent growth in average loans including $7.2 billion of net transfers into the loan portfolio of certain loans originally slated for disposition, as well as loan growth in the corporate lending and the global financial institutions businesses.

•	Growth in equities, global rate products and high grade, offset by lower results in loan syndications, structured products and merger and advisory products and services.

•	A 12 percent decline in noninterest expense primarily due to lower revenue-based incentive compensation and reduced headcount in markets-related businesses.

•	Provision for credit losses of $635 million largely reflecting residential-related commercial real estate losses, compared with $4 million in the first half of 2007.
The same trends described above in the six month period also were the primary drivers of the Corporate and Investment Bank’s results in the second quarter of 2008 compared with the second quarter of 2007, with the exception of principal investing. Principal investing results were higher in the first half of 2008 compared with the same period a year ago while the second quarter of 2008 was lower than the second quarter of 2007 due to lower gains on public and private direct investments.
Capital Management
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2008	2007	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$308	260	589	519
Fee and other income	1,995	1,536	4,186	3,013
Intersegment revenue	(8)	(11)	(18)	(19)

Total revenue (Tax-equivalent)	2,295	1,785	4,757	3,513
Provision for credit losses	-	-	-	-
Noninterest expense	2,327	1,294	4,182	2,531
Income taxes (benefits) (Tax-equivalent)	(11)	179	210	358

Segment earnings (loss)	$(21)	312	365	624

Performance and other data
Economic profit (loss)	$(79)	275	248	550
Risk adjusted return on capital (RAROC)	(3.97)%	92.77	34.49	93.76
Economic capital, average	$2,105	1,348	2,124	1,341
Cash overhead efficiency ratio (Tax-equivalent)	101.39%	72.47	87.91	72.04
Lending commitments	$1,544	1,169	1,544	1,169
Average loans, net	2,881	1,663	2,722	1,609
Average core deposits	$48,647	31,221	45,866	31,450
FTE employees	29,680	17,905	29,680	17,905

Capital Management Capital Management includes Retail Brokerage Services and Asset Management. Capital Management generated earnings of $365 million in the first half of 2008, reflecting 35 percent revenue growth, primarily related to the A.G. Edwards acquisition. Results in the first half of 2008 included net market disruption-related losses of $118 million, including $89 million of write-downs on securities recorded in connection with the liquidation of the Evergreen Ultra Short Opportunities Fund. In June 2008, we provided financing to this fund in connection with its planned liquidation. As a result we consolidated the fund and recorded its assets on our consolidated balance sheet. The market disruption-related losses also included $24 million of write-downs on securities purchased in the third quarter of 2007 from Evergreen money market funds. Other key Capital Management trends in the first half of 2008 compared with the first half of 2007 included:
•	Growth in revenue despite declining equity markets year over year.
o	$4.3 billion in revenue from our retail brokerage businesses reflecting transactional revenues of $1.6 billion and asset-based and other income of $2.7 billion. Retail brokerage fee income increased 53 percent driven by the addition of A.G. Edwards and growth in managed account and other asset-based fees, partially offset by lower brokerage transaction activity and equity syndicate distribution fees.

o	$484 million in revenue from our asset management businesses, down $108 million, driven by the $118 million of market disruption-related losses.
•	Retail brokerage core deposit growth of $14.4 billion, which was partially offset by spread compression.

•	65 percent growth in noninterest expense largely due to the effect of A.G. Edwards as well as higher legal expense including $500 million for the effect of recent and active settlement discussions related to auction rate securities.
Total Assets Under Management (AUM)

	2008		2007
	Second Quarter		Fourth Quarter		Second Quarter

(In billions)	Amount	Mix	Amount	Mix	Amount	Mix

Equity	$73	30%	$84	30%	$85	30%
Fixed income	108	44	123	45	135	48
Money market	65	26	68	25	61	22

Total assets under management (a)	$246	100%	$275	100%	$281	100%
Securities lending	42	-	52	-	64	-

Total assets under management and securities lending	$288	-	$327	-	$345	-

(a) Includes $37 billion in assets managed for Wealth Management, which are also reported in that segment.
Mutual Funds (AUM also included in the above)

	2008		2007
	Second Quarter		Fourth Quarter		Second Quarter

		Fund		Fund		Fund
(In billions)	Amount	Mix	Amount	Mix	Amount	Mix

Equity	$30	29%	$36	32%	$38	35%
Fixed income	16	16	19	17	22	20
Money market	57	55	58	51	49	45

Total mutual fund assets	$103	100%	$113	100%	$109	100%

Total assets under management (AUM) of $245.9 billion at June 30, 2008, decreased 10 percent from December 31, 2007, driven by net outflows of $17.6 billion as well as $11.2 billion in lower market valuations. Total brokerage client assets were $1.1 trillion at June 30, 2008, down 5 percent from year-end 2007 as lower market valuations were partially offset by positive net inflows. Retail Brokerage client accounts held an estimated $8.7 billion, $9.6 billion and $13.2 billion of auction rate securities at August 1, 2008, June 30, 2008 and March 31, 2008, respectively.
The same trends described above in the six month period also drove Capital Management results in the second quarter of 2008 compared with the second quarter of 2007.

Parent
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2008	2007	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$(961)	(100)	(1,092)	(116)
Fee and other income	(694)	45	(1,141)	151
Intersegment revenue	-	2	-	4

Total revenue (Tax-equivalent)	(1,655)	(53)	(2,233)	39
Provision for credit losses	4,202	25	6,262	48
Noninterest expense	883	378	1,197	729
Minority interest	26	139	224	275
Income taxes (benefits) (Tax-equivalent)	(2,633)	(322)	(3,653)	(656)
Preferred dividends	193	-	236	-

Segment loss	$(4,326)	(273)	(6,499)	(357)

Performance and other data
Economic loss	$(1,623)	(246)	(2,463)	(310)
Risk adjusted return on capital (RAROC)	(430.13)%	(29.52)	(284.89)	(13.56)
Economic capital, average	$1,480	2,436	1,674	2,546
Cash overhead efficiency ratio (Tax-equivalent)	(47.55)%	(496.52)	(44.70)	1,390.16
Lending commitments	$543	569	543	569
Average loans, net	24,486	30,187	26,446	30,927
Average core deposits	$2,401	2,641	2,565	2,346
FTE employees	24,798	23,562	24,798	23,562

Parent Parent includes all asset and liability management functions, including managing our securities portfolio for liquidity and interest rate risk. Parent also includes goodwill and other intangible assets, and related funding costs; certain revenue and expenses that are not allocated to the business segments; and the results of wind-down or divested businesses, including the cross-border leasing activity. In addition, the Parent includes the provision for loan losses that exceeds net charge-offs in the business segments. Key trends in the Parent segment in the first half of 2008 compared with the first half of 2007 included:
•	A decline in net interest income, reflecting the SILO lease-related charge, growth in wholesale funding as well as securitization of higher yielding real estate-secured loans that were largely replaced by lower yielding foreign commercial loans.

•	A $6.2 billion increase in the provision for credit losses reflecting greater credit risk and loan growth. More information is in the Provision for Credit Losses section.

•	A $1.3 billion decrease in fee and other income, reflecting net securities losses of $713 million compared with net gains of $70 million in the year ago period, as well as $314 million of valuation losses on our BOLI portfolio in the first half of 2008. Of the $713 million of net securities losses, $655 million of losses were market disruption-related and $343 million reflected our change in intent from holding certain securities to selling them in the near term, partially offset by the $225 million Visa gain.

•	A 64 percent increase in noninterest expense, primarily reflecting higher legal costs.
The same trends described above in the six month period also drove the Parent results for the second quarter of 2008 compared with the second quarter of 2007.
In the first quarter of 2008 we recorded valuation losses of $314 million in the Parent segment following a review of three stable value agreements (SVAs) totaling $386 million provided by a third party guarantor in connection with our BOLI portfolio. SVAs are designed to protect cash surrender value on certain BOLI policies from market fluctuations on underlying investments.
BOLI assets on our balance sheet amounted to $15.0 billion at June 30, 2008, and at December 31, 2007. BOLI is an insurance investment product where we purchase life insurance policies on a group of officer-level employees, and where we are the owner and beneficiary of the policies. The insurance premiums we pay are recorded as cash surrender value on the balance sheet. The earnings from the policies, represented by increases in the cash surrender value, offset the costs of providing employee benefits. BOLI portfolio results are reported as a component of other noninterest income in our results of operations. The cash surrender value of BOLI may increase or decrease further depending on market conditions related to the underlying investments.
Of our total BOLI portfolio, 25 percent is in general account life insurance placed with several highly rated insurance carriers. This general account life insurance typically includes a feature guaranteeing minimum returns. Seventy-five percent is in separate account life insurance, which is managed by third party investment advisors under pre-determined investment guidelines. Stable value protection is a feature available with respect to separate account life insurance policies that is designed to protect a policy’s cash surrender value from market fluctuations on underlying investments. Approximately 95 percent of our separate account portfolio has some form of stable value protection, with 74 percent of such protected portfolio being fully protected and 26 percent having partial protection. Nearly all of the stable value protection is provided by large, highly rated financial institutions. Approximately 5 percent of the separate account portfolio has no protection.
The Parent segment includes the impact of Prudential Financial Inc.’s (Prudential’s) minority interest in Wachovia Securities Financial Holdings, LLC (WSFH). As a result of Wachovia’s contribution to WSFH of the retail securities business of A.G. Edwards on January 1, 2008, Prudential’s percentage interest in WSFH was diluted as of that date based on the value of the contributed business relative to the value of WSFH. Although the adjustment in Prudential’s interest will be effective on a retroactive basis as of the January 1, 2008 contribution date, the valuations necessary to calculate the precise reduction in that percentage interest are not yet complete. Based on currently available information, Wachovia estimates that Prudential’s percentage interest has been diluted from its pre-contribution percentage interest of 38 percent to approximately 23 percent as a result of the A.G. Edwards contribution. This percentage interest may be adjusted higher or lower in a subsequent quarter retroactive to January 1, 2008, if the final valuations differ from Wachovia’s current estimate.
In connection with Wachovia’s acquisition of A.G. Edwards and under the terms of Wachovia Securities’ joint venture with Prudential, Prudential elected to exercise its lookback option, which permits Prudential to delay for two years following the combination of the A.G. Edwards retail brokerage business with Wachovia Securities its decision to make or not make an additional capital contribution to the joint venture or other payments to avoid or limit dilution of its ownership interest in the joint venture. During this period, Prudential’s share in the joint venture’s earnings and one-time costs associated with the combination will be based on Prudential’s diluted ownership level following the A.G. Edwards combination. At the end of the lookback period, Prudential may elect to make an additional capital contribution or other payment, based on the appraised value (as defined in the joint venture agreement) of the existing joint venture and the A.G. Edwards business as of the date of the combination with Wachovia Securities, to avoid or limit dilution. In this case, Prudential also would make a true-up payment of one-time costs to reflect the incremental increase in its ownership interest in the joint venture. In addition, in this case, Prudential may not then exercise its existing discretionary put option, described below, until the first anniversary of the end of the lookback period. Alternatively, at the end of the lookback period, Prudential may put its joint venture interests to Wachovia based on the appraised value of the joint venture, excluding the A.G. Edwards business, as of the date of the combination of the A.G. Edwards business with Wachovia Securities. Prudential also has a discretionary right to put its joint venture interests to Wachovia, including the A.G. Edwards business, at any time after July 1, 2008. If this put option is exercised, the closing would occur approximately one year from the date of exercise and the appraised value would be determined at that time. Wachovia may pay the purchase price for the put option in cash, shares of Wachovia common stock, or a combination thereof. Total minority interest expense was $137 million in the first half of 2008 compared with $275 million in the first half of 2007, of which $81 million and $208 million, respectively, related to Prudential.
Wachovia controls 100 percent of the outstanding stock of BluePoint Re Limited (BluePoint), a Bermuda-based monoline bond reinsurer, and accordingly consolidates this subsidiary. The results for the third and fourth quarters of 2007 have been reclassified to reflect the results of BluePoint as a discontinued operation. Results from inception of BluePoint in 2005 through the second quarter of 2007 were not material and, accordingly, have not been included in discontinued operations. BluePoint’s board of directors has authorized its management to wind-up the company’s affairs, and a petition to wind up BluePoint was filed with the Supreme Court of Bermuda on August 7, 2008.
In the second half of 2007, BluePoint recorded significant losses on certain derivative instruments (principally credit default swaps on ABS CDOs) and these losses through December 31, 2007, approximated substantially all of Wachovia’s investment in BluePoint and were included in Wachovia’s 2007 consolidated financial results. Wachovia has no further obligation to inject capital in BluePoint. BluePoint continued to record these instruments at fair value in 2008. In estimating the fair value of these instruments under SFAS 157, a company must consider, among other things, its own credit rating, which in this case is BluePoint’s. As Wachovia has no obligation to fund losses in excess of BluePoint’s equity, BluePoint assessed the discount required in valuing these instruments to reflect a market participant’s view of BluePoint’s non-performance risk. BluePoint’s valuation at June 30, 2008, reflected a very significant discount for its non-performance risk, such that BluePoint recorded no further loss on the derivative instruments in the first half of 2008. Accordingly, consolidated results for the first half of 2008 reflected no additional losses in discontinued operations.
Balance Sheet Analysis
Securities The decrease in securities from December 31, 2007, is primarily attributable to the transfer to trading of $6.8 billion of securities in connection with the January 1, 2008, election under SFAS 159 to carry these securities at fair value as well as a $2.7 billion increase in net unrealized losses due to continued spread widening predominantly on our fixed rate mortgage-backed securities, largely offset by purchases and net securities retained from agency securitizations of consumer real estate loans. The average duration of this portfolio was 4.1 years in the first half of 2008, an increase from 3.4 years at year-end 2007 driven largely by slowing prepayments. The average rate earned on securities available for sale was 5.55 percent in the first half of 2008 and 5.42 percent in the first half of 2007.
Securities Available For Sale

	June 30,	December 31,
(In billions)	2008	2007

Market value	$113.5	115.0
Net unrealized loss	$(4.0)	(1.3)

Memoranda (Market value)
Residual interests	$0.4	0.5
Retained bonds Investment grade (a)	$16.0	11.6

(a) $ 15.7 billion had credit ratings of AA and above at June 30, 2008.
The Interest Rate Risk Management section further explains our interest rate risk management practices.

We retain interests in the form of either bonds or residual interests in connection with certain securitizations primarily of residential mortgage loans, home equity loans and lines, auto loans and student loans. Securities available for sale at June 30, 2008, included residual interests with a market value of $374 million, which included a net unrealized gain of $69 million, and retained bonds from securitizations with a market value of $16.0 billion, which included a net unrealized gain of $97 million.
Retained interests from securitizations recorded as either securities available for sale, trading account assets or loans amounted to $16.7 billion at June 30, 2008, and $12.4 billion at December 31, 2007.
Loans — On-Balance Sheet

	2008		2007
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

COMMERCIAL
Commercial, financial and agricultural	$122,628	119,193	112,509	109,269	102,397
Real estate — construction and other	18,629	18,597	18,543	18,167	17,449
Real estate — mortgage	27,191	26,370	23,846	21,514	20,448
Lease financing	24,605	23,637	23,913	23,966	24,083
Foreign	35,168	33,616	29,540	26,471	20,959

Total commercial	228,221	221,413	208,351	199,387	185,336

Consumer
Real estate secured	230,520	230,197	227,719	225,355	220,293
Student loans	9,945	9,324	8,149	7,742	6,757
Installment loans	29,261	27,437	25,635	24,763	25,017

Total consumer	269,726	266,958	261,503	257,860	252,067

Total loans	497,947	488,371	469,854	457,247	437,403
Unearned income	(9,749)	(7,889)	(7,900)	(8,041)	(8,283)

Loans, Net (On-balance sheet)	$488,198	480,482	461,954	449,206	429,120

Loans — Managed Portfolio (including on-balance sheet)

	2008		2007
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial	$230,550	224,875	217,896	213,434	197,079
Real estate secured	255,190	254,685	250,520	242,526	238,575
Student loans	12,718	12,148	11,012	12,618	11,760
Installment loans	33,710	31,571	30,487	29,365	28,273

Total managed portfolio	$532,168	523,279	509,915	497,943	475,687

Loans The 6 percent increase in net loans from year-end 2007 to $488.2 billion reflected 10 percent growth in commercial loans and 3 percent growth in consumer loans. Commercial loan growth was driven by large corporate and middle-market loans as well as commercial real estate, including the impact of $4.1 billion transferred to the loan portfolio from loans held for sale in late 2007 and early 2008 as a result of a change in management’s strategy based on our view that the market valuations provide attractive long-term investment returns.
Consumer loan growth was driven by consumer real estate and auto loans, partially offset by the impact of the securitization and sale of $3.9 billion of consumer loans, including securitization of $3.7 billion of real estate secured loans and $128 million in student loans. We transferred to held for sale $2.6 billion of real estate secured loans and transferred from held for sale $801 million of auto loans and $1.9 billion of consumer real estate loans in the Corporate and Investment Bank.
Our loan portfolio is broadly diversified by industry, concentration and geography. Additionally, the majority of the portfolio is collateralized and we periodically estimate the impact that changes in market conditions would have on our loan-to-value (LTV) positions for loans in certain portfolios. At June 30, 2008:

•	Commercial loans represented 46 percent and consumer loans 54 percent of the loan portfolio.

•	73 percent of the commercial loan portfolio was secured by collateral.
•	99 percent of the consumer loan portfolio was either secured by collateral or guaranteed.
     Of our $230.5 billion consumer real estate loan portfolio:
•	85 percent is secured by a first lien.

•	84 percent has an original loan-to-value ratio of 80 percent or less.

•	95 percent has an original loan-to-value ratio of 90 percent or less.

•	13 percent of the home equity and prime equity portfolios have an original loan-to-value ratio greater than 90 percent; of which 43 percent are in the first lien position.
For Pick-a-Payment loans, certain of the payment options result in deferral of interest, which is added to the loan balance. The balance of deferred interest on this portfolio at June 30, 2008, was $3.9 billion, of which $307 million related to loans classified as nonperforming, compared with $3.1 billion, of which $81 million was related to loans classified as nonperforming, at December 31, 2007.
Our managed loan portfolio grew 4 percent from year-end 2007, reflecting the growth discussed above. The managed loan portfolio includes the on-balance sheet loan portfolio; loans held for sale; loans securitized for which the retained interests are classified in securities; and the off-balance sheet portfolio of securitized loans sold where we service the loans.
Asset Quality
Asset Quality

	2008		2007
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonperforming assets
Nonaccrual loans	$11,049	7,788	4,995	2,715	1,945
Troubled debt restructurings (a)	248	48	-	-	-
Foreclosed properties	631	530	389	334	207

Total nonperforming assets	$11,928	8,366	5,384	3,049	2,152

as % of loans, net and foreclosed properties	2.44%	1.74	1.16	0.68	0.50

Nonperforming assets in loans held for sale	$63	5	62	59	42

Total nonperforming assets in loans and in loans held for sale	$11,991	8,371	5,446	3,108	2,194

as % of loans, net, foreclosed properties and loans held for sale	2.41%	1.70	1.14	0.66	0.49

Provision for credit losses	$5,567	2,831	1,497	408	179
Allowance for credit losses	$10,956	6,767	4,717	3,691	3,552

Allowance for loan losses
as % of loans, net	2.20%	1.37	0.98	0.78	0.79
as % of nonaccrual and restructured loans (b)	95	84	90	129	174
as % of nonperforming assets (b)	90	78	84	115	157
Allowance for credit losses
as % of loans, net	2.24%	1.41	1.02	0.82	0.83

Net charge-offs	$1,309	765	461	206	150
Commercial, as % of average commercial loans	0.88%	0.48	0.34	0.08	0.07
Consumer, as % of average consumer loans	1.26	0.79	0.46	0.27	0.19
Total, as % of average loans, net	1.10%	0.66	0.41	0.19	0.14

Past due accruing loans, 90 days and over	$1,181	866	708	590	562
Commercial, as a % of loans, net	0.14%	0.05	0.05	0.04	0.03
Consumer, as a % of loans, net	0.32%	0.28	0.23	0.20	0.20

(a) Troubled debt restructurings were not significant prior to the first quarter of 2008.
(b) These ratios do not include nonperforming assets included in loans held for sale.

Nonperforming Assets Increases in both nonaccrual loans and foreclosed properties resulting from significant weakness in the housing market particularly in stressed regions of Florida and California contributed to the $6.5 billion increase in nonperforming assets from year-end 2007 to $12.0 billion, or 2.41 percent of loans, foreclosed properties and loans held for sale at June 30, 2008. Consumer nonaccrual loans were $7.6 billion at June 30, 2008, up $4.3 billion from year-end 2007, driven primarily by new nonaccruals of $3.7 billion related to our Pick-a-Payment portfolio and $228 million related to nonbranch-originated Alt-A loans in the Corporate and Investment Bank transferred from loans held for sale to the portfolio. Commercial nonaccrual loans at June 30, 2008, were $3.4 billion, up $1.8 billion from year-end 2007, reflecting new nonaccrual loans of $3.1 billion, including $1.5 billion of residential-related commercial real estate in our Real Estate Financial Services portfolio, and three large commercial credits, partially offset by gross charge-offs of $722 million. We continue to mitigate the risk and volatility of our balance sheet through prudent risk management practices, including increased collection efforts.
Nonperforming Assets

	2008		2007
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonaccrual Loans
Commercial:
Commercial, financial and agricultural	$1,229	908	602	354	318
Commercial real estate — construction and mortgage	2,203	1,750	1,059	289	161

Total commercial	3,432	2,658	1,661	643	479

Consumer:
Real estate secured:
First lien	7,430	5,015	3,234	1,986	1,380
Second lien	147	75	58	41	44
Installment and other loans (a)	40	40	42	45	42

Total consumer	7,617	5,130	3,334	2,072	1,466

Total nonaccrual loans	11,049	7,788	4,995	2,715	1,945
Troubled debt restructurings (b)	248	48	-	-	-
Foreclosed properties	631	530	389	334	207

Total nonperforming assets	$11,928	8,366	5,384	3,049	2,152
As % of loans, net, and foreclosed properties (c)	2.44%	1.74	1.16	0.68	0.50

Nonperforming assets included in loans held for sale
Commercial	$56	-	-	-	-
Consumer	7	5	62	50	37

Total nonaccrual loans	63	5	62	50	37
Foreclosed properties	-	-	-	9	5

Total nonperforming assets included in loans held for sale	63	5	62	59	42

Nonperforming assets included in loans and in loans held for sale	$11,991	8,371	5,446	3,108	2,194
As % of loans, net, foreclosed properties and loans held for sale (d)	2.41%	1.70	1.14	0.66	0.49

Past due loans, 90 days and over, and nonaccrual loans
Accruing loans past due 90 days and over	$1,181	866	708	590	562
Nonaccrual loans	11,049	7,788	4,995	2,715	1,945

Total past due loans 90 days and over, and nonaccrual loans	$12,230	8,654	5,703	3,305	2,507
Commercial, as a % of loans, net	1.73%	1.31	0.89	0.38	0.31
Consumer, as a % of loans, net	3.12%	2.19	1.49	1.00	0.78

(a) Principally auto loans; nonaccrual status does not apply to student loans.
(b) Troubled debt restructurings were not significant prior to the first quarter of 2008.
(c) These ratios do not include nonperforming assets included in loans held for sale.
(d) These ratios reflect nonperforming assets included in loans held for sale.

Nonperforming assets at June 30, 2008, included $248 million of troubled debt restructurings, all of which were consumer real estate-secured loans and included $129 million of Pick-a-Payment loans, $73 million of predominantly first lien home equity loans and $46 million of first lien construction loans to consumer borrowers. A loan is classified as a troubled debt restructuring in situations where we modify a loan to a borrower who is unable to make payments under the terms of the loan agreement and the modification represents a concession to the borrower as measured using a discounted cash flows analysis. The majority of our troubled debt restructurings involve interest rate reductions.
Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $1.2 billion at June 30, 2008, compared with $708 million at year-end 2007. Of the total past due loans, $312 million were commercial loans or commercial real estate loans and $869 million were consumer loans.
Charge-offs

	2008		2007
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Loan losses:
Commercial, financial and agricultural	$254	171	67	41	39
Commercial real estate — construction and mortgage	216	81	117	5	4

Total commercial	470	252	184	46	43
Real estate secured	700	351	156	59	40
Student loans	3	3	4	5	2
Installment and other loans (a)	230	242	225	168	138

Total consumer	933	596	385	232	180

Total loan losses	1,403	848	569	278	223
Loan recoveries:
Commercial, financial and agricultural	15	14	22	9	15
Commercial real estate — construction and mortgage	-	1	-	3	-

Total commercial	15	15	22	12	15
Real estate secured	18	10	9	12	11
Student loans	1	1	2	3	-
Installment and other loans (a)	60	57	75	45	47

Total consumer	79	68	86	60	58

Total loan recoveries	94	83	108	72	73

Net charge-offs:
Commercial, financial and agricultural	239	157	45	32	24
Commercial real estate — construction and mortgage	216	80	117	2	4

Total commercial	455	237	162	34	28
Real estate secured	682	341	147	47	29
Student loans	2	2	2	2	2
Installment and other loans (a)	170	185	150	123	91

Total consumer	854	528	299	172	122

Net charge-offs	$1,309	765	461	206	150
Net charge-offs as a % of average loans, net(b)
Commercial, financial and agricultural	0.60%	0.41	0.12	0.10	0.07
Commercial real estate — construction and mortgage	1.89	0.73	1.12	0.02	0.04

Total commercial	0.88	0.48	0.34	0.08	0.07
Real estate secured	1.18	0.59	0.26	0.08	0.05
Student loans	0.07	0.08	0.10	0.14	0.07
Installment and other loans (a)	2.36	2.76	2.35	1.99	1.47

Total consumer	1.26	0.79	0.46	0.27	0.19

Total, as % of average loans, net	1.10%	0.66	0.41	0.19	0.14

Consumer real estate secured net charge-offs:
First lien	$592	291	122	32	17
Second lien	90	50	25	15	12

Total consumer real estate secured net charge-offs	$682	341	147	47	29

(a) Principally auto loans.
(b) Annualized.
Net Charge-offs Net charge-offs, which represent loan amounts written off as uncollectible, net of recoveries of previously charged-off amounts, were $2.1 billion, or 88 basis points of average net loans in the first half of 2008, an increase of $1.8 billion from the first half of 2007. The increase was driven by the effect of declining home values particularly in stressed markets such as California and Florida. Commercial net charge-offs were $692 million in the first half of 2008, compared with $56 million in the first half of 2007, and included $296 million in residential-related commercial real estate loans. Consumer net charge-offs were $1.4 billion, up $1.1 billion from the first half of 2007. The increase in consumer net charge-offs was driven by consumer real estate losses of $1.0 billion, including Pick-a-Payment losses of $748 million, and installment losses of $355 million, including $274 million in the auto portfolio.
Allowance for Credit Losses

	2008		2007
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Allowance for credit losses (a)
Allowance for loan losses, beginning of period	$6,567	4,507	3,505	3,390	3,378
Net charge-offs	(1,309)	(765)	(461)	(206)	(150)
Allowance relating to loans acquired, transferred to loans held for sale or sold	(69)	(16)	(10)	(63)	(10)
Provision for credit losses related to loans transferred to loans held for sale or sold (b)	51	7	6	3	4
Provision for credit losses	5,504	2,834	1,467	381	168

Allowance for loan losses, end of period	10,744	6,567	4,507	3,505	3,390

Reserve for unfunded lending commitments, beginning of period	200	210	186	162	155
Provision for credit losses	12	(10)	24	24	7

Reserve for unfunded lending commitments, end of period	212	200	210	186	162

Allowance for credit losses	$10,956	6,767	4,717	3,691	3,552

Allowance for loan losses
as % of loans, net	2.20%	1.37	0.98	0.78	0.79
as % of nonaccrual and restructured loans (c)	95	84	90	129	174
as % of nonperforming assets (c)	90	78	84	115	157
Allowance for credit losses
as % of loans, net	2.24%	1.41	1.02	0.82	0.83

(a) The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.
(b) The provision related to loans transferred or sold includes recovery of lower of cost or market losses.
(c) These ratios do not include nonperforming assets included in loans held for sale.
Provision and Allowance for Credit Losses Provision expense was $8.4 billion in the first half of 2008 and $356 million in the first half of 2007, with the increase driven mostly by the effect of dramatic deterioration in certain housing markets. Provision exceeded net charge-offs by $6.3 billion, which included:
•	$5.7 billion due principally to higher expected loss factors for Pick-a-Payment, home equity and traditional mortgage, and auto portfolios on significant market weakness and changing consumer behaviors. Of this amount, $4.4 billion related to the Pick-a-Payment portfolio.

•	$247 million on the commercial portfolio on higher loss frequency and severity expectations.

•	$157 million on the commercial real estate portfolio, including $127 million on impaired loans.

•	$165 million higher unallocated reserves due to increased credit risk uncertainty stemming from economic and other market environmental factors.
In the first quarter of 2008, we updated our credit loss modeling for the Pick-a-Payment portfolio in the context of significant continuing deterioration in the housing market particularly in certain geographic areas, resulting in additional reserves of $4.4 billion. Our credit loss modeling strongly correlates forward expected losses to changes in home prices and the resulting change in borrower behavior, although it does rely on historical delinquency trends over the shorter term. In addition, the updated model incorporates a variety of loan and/or borrower characteristics to further enhance loss forecasting by correlating borrower propensity to default and resulting loss severity to a widely used home price index, and it connects borrower equity to projected changes in home prices by geographic region. In the second quarter of 2008, the Pick-a-Payment portfolio performed below our first quarter 2008 expectations as trends and outlooks for both housing and the economy continued to worsen. As a result of these negative trends and outlooks, we further updated our model inputs to reflect greater sensitivity to changes in borrower equity and more severe home price decline scenarios, which resulted in increased 12-month forward expected losses for the portfolio. We use 12-month forward expected losses as a measure of probable incurred losses in the portfolio as of the balance sheet date.
More information on the provision for credit losses, including the impact of transfers to loans held for sale, is in Table 11: Allowance for Credit Losses. The Corporate Results of Operations section has further information.
The allowance for credit losses increased $6.2 billion from year-end 2007 to $11.0 billion at June 30, 2008, reflecting increased overall credit risk and loan growth. Our allowance for loan losses as a percent of nonperforming assets increased to 90 percent at June 30, 2008, from 84 percent at December 31, 2007. In the context of evaluating this allowance coverage ratio, it is important to note the high percentage of our portfolio that is collateralized and our low level of unsecured loans, such as credit card loans, which on an industry-wide basis typically generate higher losses.
The reserve for unfunded lending commitments increased $2 million from year-end 2007 to $212 million at June 30, 2008, which reflected slightly increased volume. The reserve for unfunded lending commitments relates to commercial lending activity.
Loans Held for Sale Loans held for sale declined $8.3 billion from year-end 2007 to $8.4 billion at June 30, 2008, as $6.9 billion of transfers to the loan portfolio of commercial and consumer real estate and auto loans, largely in the first quarter, and sales activity were somewhat offset by leveraged finance fundings. Net write-downs on the held for sale portfolio amounted to $461 million in the first half of 2008 compared with $104 million in the same period a year ago.
The loans held for sale portfolio includes loans originated for sale or securitization as part of our core business strategy and the activities related to our ongoing portfolio risk management strategies to reduce exposure to areas of perceived higher risk. At June 30, 2008 and 2007, core business activity represented the majority of loans held for sale. Core business activity includes residential and commercial mortgages, auto loans and credit card receivables that we originate with the intent to sell to third parties.
In the first half of 2008, we sold or securitized $19.5 billion in loans out of the loans held for sale portfolio, including $5.6 billion of commercial loans and $13.9 billion of consumer loans. In the first half of 2007, we sold or securitized $35.7 billion of loans out of the loans held for sale portfolio, including $23.7 billion of commercial loans and $12.0 billion of consumer loans, primarily residential mortgages. Substantially all of the loans sold in both periods were performing.
Goodwill
Goodwill amounted to $37.0 billion at June 30, 2008, compared with $43.1 billion at December 31, 2007, with the decrease related to the second quarter 2008 goodwill impairment charge of $6.1 billion described below.

In connection with acquisitions, we record purchase accounting adjustments to reflect the respective fair values of the assets and liabilities of acquired entities, as well as certain exit costs related to these acquisitions. Purchase accounting adjustments are subject to refinement for up to one year following acquisition consummation.
Related to the October 1, 2007, A.G. Edwards acquisition, in the first half of 2008, we recorded fair value and exit cost purchase accounting adjustments amounting to a net $25 million increase in goodwill. Based on a purchase price of $6.8 billion, A.G. Edwards tangible stockholders’ equity of $2.2 billion and a customer relationship intangible of $850 million ($513 million after-tax), goodwill amounted to $4.1 billion at June 30, 2008.
Goodwill impairment testing is performed at the sub-segment level (referred to as the reporting unit). The eight reporting units are General Bank: Commercial, and Retail and Small Business; Wealth Management; Corporate and Investment Bank: Corporate Lending, Investment Banking, and Treasury and International Trade Finance; and Capital Management: Retail Brokerage Services and Asset Management. The Critical Accounting Policies: Goodwill Impairment section discusses our methodology, including the two-step testing process, and the key estimates and judgments involved in testing goodwill for impairment.
We performed goodwill impairment testing for all eight reporting units at December 31, 2007, March 31, 2008, and June 30, 2008. There was no indication of impairment in the first step of the test in any of these reporting units at either December 31, 2007, or March 31, 2008, and accordingly, we did not perform the second step. At June 30, 2008, there was an indication of impairment in four of our eight reporting units, and accordingly, the second step was performed on these four reporting units. Based on the results of the second step, we recorded the $6.1 billion goodwill impairment charge in the second quarter of 2008 across three of the four reporting units, as shown in the table below.
Goodwill Impairment

	General Bank		Corporate and Investment Bank		All Other	June 30,
		Retail and	Corporate	Investment	Reporting	2008
(Dollars in millions)	Commercial	Small Business	Lending	Banking	Units	Total

Assigned goodwill	$7,083	23,976	2,937	597	8,460	43,053
Impairment	(2,526)	-	(2,937)	(597)	-	(6,060)

Remaining goodwill	$4,557	23,976	-	-	8,460	36,993

The primary cause of impairment of our goodwill in the three reporting units was the 38 percent decline in our market capitalization from March 31, 2008, to $33.5 billion at June 30, 2008. The decline was a function of both financial services industry-wide and company-specific factors. Although there was an initial indication of possible impairment in the General Bank Retail and Small Business reporting unit, which holds the Pick-a-Payment portfolio, the step two measurement indicated no impairment largely due to the value that the retail banking network contributes to that reporting unit.
The goodwill impairment charge includes all of the goodwill assigned to the two reporting units in the Corporate and Investment Bank that were subject to the step two analysis and approximately one-third of the goodwill assigned to the Commercial reporting unit in the General Bank. As indicated in the Critical Accounting Policies section, the total fair value of the reporting units does not exceed our June 30, 2008, market capitalization plus a control premium (referred to as enterprise value). As an indication of the relative sensitivity of the goodwill impairment measurement to changes in the enterprise value, a 30 percent decrease in the enterprise value would increase the impairment charge by approximately $2 billion in the Commercial reporting unit and would not result in impairment in the Retail and Small Business reporting unit.

Liquidity and Capital Adequacy
We have recently announced a series of initiatives to preserve, generate and protect capital and maintain strong liquidity as described in the Executive Summary. Our liquidity position benefits from our liquidity management processes, which we have had in place for many years. Throughout the current credit markets disruption, we have heightened our focus on balance sheet liquidity. Our liquidity management processes incorporate liquidity stress-testing in a range of possible scenarios. In addition, we focus on both assets and liabilities and the manner in which they combine to provide adequate liquidity to meet our objectives. As one of the largest deposit-funded financial institutions in the country, we have a stable funding base with 87 percent of our funding provided through deposits, long-term debt and capital.
Core Deposits Core deposits increased modestly from year-end 2007 to $400.4 billion at June 30, 2008. Compared with the first half of 2007, average core deposits in the first half of 2008 increased 5 percent to $392.6 billion. Average low-cost core deposits, which exclude consumer certificates of deposit, increased 7 percent, to $274.0 billion. Average consumer certificates of deposit rose $131 million from the first half of 2007. Core deposit growth benefited from higher retail brokerage deposits driven by the A.G. Edwards acquisition as well as organic growth, including our new retail checking account product Way2Save, which was launched in early 2008.
Purchased Funds Purchased funds, which include federal funds purchased, commercial paper, other short-term borrowings and foreign and other time deposits with maturities of 12 months or less, were $102.9 billion at June 30, 2008, compared with $102.1 billion at December 31, 2007.
Average purchased funds were $101.6 billion in the first half of 2008 and $78.8 billion in the first half of 2007. The level of average purchased funds has increased since the beginning of the third quarter of 2007, reflecting significantly higher liquidity levels in response to the market disruption.
Long-term Debt Long-term debt was $184.4 billion at June 30, 2008, and $161.0 billion at December 31, 2007, reflecting issuances of $45.2 billion, including $21.5 billion in Federal Home Loan Bank advances in the first half of 2008, partially offset by maturities. In the rest of 2008, scheduled maturities of long-term debt amount to $20.7 billion, which includes $8.8 billion in Federal Home Loan Bank advances and $1.0 billion in structured debt. We anticipate replacing the maturing obligations, subject to market conditions.
Wachovia and Wachovia Bank, National Association have a $25.0 billion Euro medium-term note programme (EMTN), under which we may issue senior and subordinated debt securities. These securities are not registered with the Securities and Exchange Commission (SEC) and may not be offered in the United States without applicable exemptions from registration. Under the EMTN, Wachovia and Wachovia Bank issued an aggregate $2.3 billion of debt securities in the first six months of 2008 and had up to $22.4 billion available for issuance at June 30, 2008.
In addition, Wachovia and Wachovia Bank, National Association have an A$10.0 billion Australian medium-term note programme (AMTN), under which we may issue senior and subordinated debt securities. These securities are not registered with the SEC and may not be offered in the United States without applicable exemptions from registration. No AMTN debt securities were issued in the first half of 2008. We had up to A$8.5 billion available for issuance at June 30, 2008.
At June 30, 2008, we had $17.5 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance under our current shelf registration statement filed with the SEC. In the first half of 2008, we issued $11.55 billion of common stock and preferred stock under this program. The Stockholders’ Equity section has more information. In addition, we had available for issuance up to $8.4 billion under a medium-term note program covering senior or subordinated debt securities under a separate shelf registration filed with the SEC. We issued $6.3 billion of senior and subordinated debt securities in the first half of 2008 under this program. Wachovia Bank has a global note program under which we issued $7.4 billion of senior and subordinated bank notes in the first half of 2008. We had $49.0 billion available for issuance under this program at June 30, 2008.
We also have a shelf registration with the SEC under which we may offer and sell hybrid trust preferred securities. At June 30, 2008, $2.5 billion was available for issuance under this shelf registration.
In June 2008, Wachovia Bank, National Association obtained $6.0 billion of term funding in a transaction with a third party. For liquidity management purposes, this funding, due to its terms, is considered one-year financing, but it has a contractual maturity of June 2038.
The issuance of debt or equity securities may continue under any of our programs and depends on future market conditions, funding needs and other factors.
Following our second quarter 2008 earnings announcement on July 22, 2008, Fitch Ratings, Standard and Poor’s and Moody’s each downgraded the long-term debt ratings of Wachovia Corporation and its rated subsidiaries by one grade, which was above investment grade. All short-term ratings were affirmed.
Credit Lines Wachovia Bank has a $1.9 billion committed back-up line of credit that expires in 2010. This credit facility contains a covenant that requires us to maintain a minimum level of adjusted total equity capital. We have not used this line of credit.
Stockholders’ Equity Stockholders’ equity declined 2 percent from $76.9 billion at year-end 2007 to $75.1 billion at June 30, 2008. In February 2008, we issued $3.5 billion of perpetual preferred stock. In April 2008, we issued in concurrent public offerings an aggregate $8.05 billion of capital consisting of 168 million shares or $4.025 billion of common stock and 4 million shares or $4.025 billion of 7.5 percent perpetual convertible preferred stock. The effect on stockholders’ equity of the issuance of $11.55 billion of additional capital from these offerings was more than offset by $9.6 billion of net losses in the first half of 2008, $2.1 billion of common stock dividends and $236 million of preferred stock dividends paid in the first half of 2008, a $20 million reduction related to share repurchases, a $24 million reduction related to adoption of new accounting standards, and a $2.7 billion increase in after-tax depreciation in securities available for sale to $4.0 billion at June 30, 2008.
Dividend and Share Activity

	Six Months Ended
		June 30,
(In millions, except per share data)	2008	2007

Dividends on common shares	$2,082	2,137
Dividends per common share	$1.02	1.12
Common shares repurchased	1	18
Average diluted common shares outstanding	2,048	1,922

In the six months ended June 30, 2008, we repurchased 540,000 common shares at a cost of $20 million. At June 30, 2008, we had authorization to buy back approximately 19 million shares of common stock. Our Second Quarter 2008 Report on Form 10-Q has additional information related to share repurchases.
In the first half of 2008, we reduced the quarterly dividend on our common stock twice; first, from 64 cents to 37.5 cents per common share effective with the June 2008 dividend, and then from 37.5 cents to 5 cents per common share effective with the September 15, 2008, dividend. The Executive Summary has further information.
In connection with the January 1, 2008, adoption of new fair value accounting standards, certain of the effects of adoption were recorded as an adjustment to January 1, 2008, retained earnings and the amount was insignificant.
Also on January 1, 2008, we adopted two new accounting pronouncements relating to the accounting for split-dollar life insurance policies that we hold on certain current and former employees. The effect of adoption of these standards amounted to a $19 million after-tax reduction in January 1, 2008, retained earnings.
Subsidiary Dividends Wachovia Bank and Wachovia Mortgage, FSB (formerly World Savings Bank, FSB) are the largest sources of subsidiary dividends paid to the parent company. Capital requirements established by regulators limit dividends that these subsidiaries and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at June 30, 2008, our subsidiaries had $9.2 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $22 million to the parent company in the first half of 2008.
Regulatory Capital Our capital ratios were above regulatory minimums at June 30, 2008, and we continued to be classified as well capitalized. The tier 1 capital ratio was 8.00 percent at June 30, 2008, up from 7.35 percent at December 31, 2007. Our total capital ratio was 12.74 percent and our leverage ratio was 6.57 percent at June 30, 2008, and 11.82 percent and 6.09 percent, respectively, at December 31, 2007. The goodwill impairment charge had no impact on our regulatory capital ratios or tangible capital levels because goodwill is deducted when computing those ratios.
Off-Balance Sheet Transactions
In the normal course of business, we engage in a variety of financial transactions that under GAAP either are not recorded on the balance sheet or are in amounts that differ from the full contract or notional amounts. These transactions, included in the Summary of Off-Balance Sheet Exposures table, involve varying elements of market, credit and liquidity risk. Generally these transactions are forms of guarantees that contingently require us to make payments to a guaranteed party based on an event or change in an underlying asset, liability, rate or index.
Summary of Off-Balance Sheet Exposures

	June 30, 2008		December 31, 2007
	Carrying		Carrying
(In millions)	Amount	Exposure	Amount	Exposure

GUARANTEES
Securities and other lending indemnifications	$-	48,041	-	59,238
Standby letters of credit	118	32,423	124	29,295
Liquidity agreements	360	29,773	14	36,926
Loans sold with recourse	45	6,111	44	6,710
Residual value guarantees	-	1,315	-	1,220
Written put options	2,373	14,892	2,001	15,273

Total guarantees	$2,896	132,555	2,183	148,662

The decrease in securities and other lending indemnifications exposure reflected seasonality. The decrease in liquidity agreement exposure was due to lower volume in our off-balance sheet commercial paper conduit as a result of our strategic focus on customer relationships and protecting our liquidity profile. The increase in the carrying amount of written put options was due to widening spreads on liquidity puts related to certain ABS CDOs. Of the written put option exposure, approximately $400 million is included in our market disruption-related distribution exposure.
In addition to the off-balance sheet exposures in the table above, the Business Segments: Parent section provides information on the option Prudential holds relative to their minority interest in our retail brokerage joint venture, and the Business Segments: Capital Management section provides information on the second quarter 2008 consolidation of a fund we manage.
Risk Governance and Administration
Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and other derivatives to provide customized solutions for the risk management needs of our customers and for proprietary trading. Market risk is inherent in all these activities.
The Value at Risk methodology assesses market volatility over the most recent 252 trading days to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VaR at the 97.5 percent and 99 percent confidence levels, and 10-day VaR at the 99 percent confidence level. The VaR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. As of January 1, 2008, we chose to split our VaR analysis into two categories: discretionary VaR, which is subject to limits, and nondiscretionary VaR, which is reserved for positions in runoff and for positions under the discretion of the asset and liability committee. On May 20, 2008, the market risk committee increased our 1-day VaR limit on the discretionary portion from $50 million to $70 million due to volatility arising from the market disruptions and the effect of the adoption of fair value accounting, which resulted in the addition of the mortgage pipeline and associated hedges to the VaR analysis. The total 1-day VaR was $65 million at June 30, 2008, and $62 million at December 31, 2007, and was primarily related to interest rate risk and credit spread risk. The high, low and average VaRs in the first half of 2008 were $78 million, $54 million and $66 million, respectively.
Interest Rate Risk Management One of the fundamental roles in banking is the management of interest rate risk, or the risk that changes in interest rates may diminish the net interest income we earn on loans, securities and other earning assets. The following discussion explains how we oversee the interest rate risk management process and describes the actions we take to protect net interest income from interest rate risk.
A balance sheet is considered asset sensitive when its assets (loans and securities) reprice faster or to a greater extent than liabilities (deposits and borrowings). An asset-sensitive balance sheet will produce more net interest income when interest rates rise and less net interest income when interest rates decline. Historically, our large and relatively rate-insensitive deposit base has funded a portfolio of primarily floating rate commercial and consumer loans. This mix naturally creates an asset-sensitive balance sheet. To achieve more neutrality or to establish a liability-sensitive position, we maintain a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives.
We expect to rely on our large base of low-cost core deposits as well as diverse wholesale sources to fund incremental investments in loans and securities. The characteristics of the loans we add will prompt different strategies. Fixed rate loans, for example, diminish the need to buy discretionary investments, so if more fixed rate loans were added to our loan portfolio, we would likely allow existing discretionary investments to mature or we would liquidate them. If more variable rate loans were added to our loan portfolio, we would likely allow fixed rate securities to mature or we would liquidate them, and then add new derivatives that, in effect, would convert the incremental variable rate loans to fixed rate loans.
We often elect to use derivatives to protect assets, liabilities and future financial transactions from changes in interest rates. When deciding whether to use derivatives instead of investing in securities to reach the same goal, we consider a number of factors, such as cost, efficiency, the effect on our liquidity and capital, and our overall interest rate risk management strategy. We choose to use derivatives when they provide greater relative value or more efficient execution of our strategy than securities. The derivatives we use for interest rate risk management include interest rate swaps, futures, forwards and various option strategies, which in some cases are designated and accounted for as accounting hedges. We fully incorporate the market risk associated with interest rate risk management derivatives into our earnings simulation model in the same manner as other on-balance sheet financial instruments.
Our policy is to limit the risk we can take through balance sheet management actions such that consolidated net interest income will not be negatively affected by more than 3.5 percent in both rising and falling rate environments over the policy measurement period. In June 2008, we established our policy limit as a percent of net interest income rather than our previously defined limit of 5 percent of consolidated net income. This change was made to decrease the volatility of the measurement caused by items unrelated to the margin. The policy is sized to be in line with our historical interest rate risk limits.
We analyze and manage the amount of risk we are taking to changes in interest rates by forecasting a wide range of interest rate scenarios for time periods as long as 36 months. In analyzing interest rate sensitivity for policy measurement, we compare forecasted net interest income in both “high rate” and “low rate” scenarios to the “market forward rate.” Our policy measurement period is 12 months in length, beginning with the first month of the forecast. Our objective is to ensure we prudently manage interest-bearing assets and liabilities in ways that improve financial performance without unduly putting net interest income at risk.
The “market forward rate” is constructed using currently implied market forward rate estimates for all points on the yield curve over the next 36 months. Our standard approach evaluates expected net interest income in a 400 basis point range, or 200 basis points both above and below the “market forward rate” scenario. Based on our July 2008 forward rate expectation, our various scenarios together measure net interest income volatility to a June 2009 federal funds rate ranging from 1.15 percent to 5.15 percent. We always incorporate into our modeling all repricing and balance sheet dynamics that depend on interest rate levels. For example, in the current market outlook and low rate scenario referenced above, we particularly stress the repricing characteristics of our deposit portfolio. We expect deposit repricing downward to be slowed in very low rate environments and we have taken actions to mitigate this risk.
We simultaneously measure the impact of a parallel and nonparallel shift in rates on each of our interest rate scenarios. A parallel shift would, as the term implies, shift all points on the yield curve by the same increments. For example, by the twelfth month in our policy measurement period, short-term rates such as the federal funds rate would increase by 200 basis points over the “market forward rate,” while longer term rates such as the 10-year treasury note rate and 30-year treasury note rate would increase by 200 basis points as well. A nonparallel shift would consist of a 200 basis point increase in short-term rates, while long-term rates would increase by a different amount. A rate shift in which short-term rates rise to a greater degree than long-term rates is referred to as a “flattening” of the yield curve. Conversely, long-term rates rising to a greater degree than short-term rates is a “steepening” of the yield curve. The impact of a nonparallel shift in rates depends on the types of assets in which funds are invested and the shape of the yield curve implicit in the “market forward rate” scenario.
Net Interest Income Sensitivity The Policy Period Sensitivity Measurement table provides a summary of our interest rate sensitivity measurements, and as noted earlier, in June 2008 we changed our sensitivity measurement to measure sensitivity over a base of net interest income rather than consolidated net income.
The July 2008 forward rate expectations imply a high probability that the federal funds rate will increase by 115 basis points by the end of our policy period in June 2009. If this occurs, the spread between the 10-year treasury note rate and the target federal funds rate would migrate from a positive 197 basis points of slope at June 30, 2008, to a positive slope of 121 basis points by June 2009. The long-term average spread is a positive 113 basis points. Because it is unlikely short-term rates would rise an additional 200 basis points above the market forward rates while all other points on the yield curve would move in simultaneous parallel increments, our high rate sensitivity to the “market forward rate” scenario is measured using three different yield curve shapes. These yield curves are constructed to represent the more likely range of yield curve shapes that may prevail throughout the policy period in an environment where short-term rates rise 200 basis points above current market expectations. The reported high rate sensitivity is a composite of these three scenarios.
Policy Period
Sensitivity Measurement

		Implied	Percent
	Fed Funds	Fed Funds	Net Interest
	Rate at	Rate for	Income
	June 30, 2008	June 2009	Sensitivity

Market Forward Rate Scenarios (a)	2.00%	3.15	-

High Rate Composite		5.15	(0.90)

Low Rate		1.15	0.50

(a) Assumes base federal funds rate mirrors market expectations.
In July 2008, our earnings simulation model indicated net interest income would be negatively affected by 0.9 percent in a “high rate composite” scenario relative to the “market forward rate” over the policy period. Additionally, we measure a scenario where short-term rates gradually decline 200 basis points over a 12-month period while the longer-term rates decline by less than 200 basis points relative to the “market forward rate” scenario. The model indicates net interest income would be positively affected by 0.5 percent in this scenario. These percentages are for a full year, but may be higher or lower in individual reporting periods.
While our interest rate sensitivity modeling assumes management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to net interest income and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting net interest income from the potentially negative effects of changes in interest rates.
Accounting and Regulatory Matters
The following information addresses significant new accounting and regulatory developments that will affect us, as well as new or proposed legislation that will continue to have a significant impact on our industry.
Business Combinations and Noncontrolling Interests In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised), Business Combinations (SFAS 141(R)), and SFAS 160, Noncontrolling

Interests in Consolidated Financial Statements—an amendment of ARB 51. These new standards will significantly change the accounting and reporting for business combinations and noncontrolling interests (previously referred to as minority interests).
SFAS 141(R) retains the fair value model for assets and liabilities acquired in a business combination while making other significant changes to business combination accounting. The more significant changes include: recognizing 100 percent of the fair values of assets and liabilities acquired in acquisitions of less than a 100 percent controlling interest, measuring shares issued as consideration in a business combination based on their fair value at the acquisition date, recognizing contingent consideration arrangements and pre-acquisition gain and loss contingencies at their respective acquisition date fair values, expensing acquisition-related transaction costs as incurred, and capitalizing acquisition-related restructuring costs only if certain criteria are met.
SFAS 160 retains much of the existing guidance for consolidation while making significant changes to the reporting of noncontrolling interests, which we currently report as liabilities. Under SFAS 160, noncontrolling interests in consolidated subsidiaries will be reported as a component of stockholders’ equity. Also under SFAS 160, a change in ownership interests in a consolidated subsidiary that does not result in loss of control will be recorded directly to stockholders’ equity. A change in ownership interest that results in deconsolidation may trigger recognition of a gain or loss and establishment of a new fair value basis in the remaining interest held.
These standards are effective on January 1, 2009, for calendar year-end companies, with early adoption prohibited. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the adoption date. SFAS 160 must be adopted prospectively with retrospective adoption required for disclosure of noncontrolling interests held as of the adoption date.
Derivative Disclosure In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, which enhances the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires quantitative disclosures of the fair value of all derivative instruments by primary underlying risk and accounting designation, as well as gains and losses recognized on derivative instruments. Further, SFAS 161 requires qualitative disclosures about how and why a company uses derivatives as well as any credit risk-related contingencies. This new standard is effective on January 1, 2009.
Hedge Accounting In June 2008, the FASB issued an exposure draft of a proposed Statement of Financial Accounting Standards, Accounting for Hedging Activities—an amendment of FASB Statement No. 133. The FASB’s primary objectives in undertaking this project are to simplify the accounting for hedging activities, improve financial reporting for hedging activities, and resolve practice issues that have arisen under SFAS No. 133. The proposed changes are substantial including an amendment that will no longer permit companies to hedge by individual risk (for example, benchmark interest rate). Further, significant changes are being proposed to the frequency and manner in which a company must assess whether a hedge is effective in offsetting the overall changes in fair value of the hedged item. Additional provisions of the exposure draft would affect a company’s ability to achieve hedge accounting and the income/expense recognition associated with hedging instruments.

The exposure draft provides for an effective date of January 1, 2010. We have not completed our assessment of the potential impact that a new standard, if finalized as currently drafted, would have on us.
Transfers of Financial Assets and Consolidation The FASB has an ongoing project that may result in significant changes to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FASB Interpretation (FIN) No. 46R, Consolidation of Variable Interest Entities.
The FASB has tentatively decided to remove the concept of a qualifying special purpose entity (QSPE) from SFAS 140, thereby eliminating the exception from consolidation that is accorded to QSPEs. This will have the effect of dramatically increasing the number of variable interest entities that companies must evaluate for consolidation under FIN 46R. The FASB has also decided to make other amendments to SFAS 140 and FIN 46R that may significantly reduce the number of transactions that qualify for off-balance sheet treatment, which may result in assets and liabilities remaining on a transferor’s or sponsor’s balance sheet.
The FASB currently plans to issue exposure drafts of amendments to SFAS 140 and FIN 46R in the third quarter of 2008, with final standards effective on January 1, 2010. We cannot predict with certainty whether any guidance will be issued, what changes may be required to the structure of or the accounting for transactions subject to SFAS 140 or FIN 46R, or what the transition provisions for implementation of any new guidance would be.
Legislative and Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the effect of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2007 Annual Report on Form 10-K.
In June 2004, the Basel Committee on Bank Supervision published new international guidelines for determining regulatory capital (Basel II) that are designed to be more risk sensitive than the current framework. In December 2007, the U.S. regulatory agencies jointly adopted a final rule for Basel II that represents the U.S. version of the international guidelines. Under the final rule, which was effective April 1, 2008, we must adopt a board of directors-approved implementation plan by October 1, 2008, and begin a three-year transitional period for capital calculation no later than April 1, 2011. The final rule also requires that prior to beginning the three-year transitional period, we complete a satisfactory parallel run period of no less than four consecutive calendar quarters during which we will be required to confidentially report regulatory capital under the new risk-based capital rule as well as under the existing capital rule. The final rule allows banks to enter a parallel run starting in April 2008, and the first possible years for the transitional periods are 2009 through 2011. We have established necessary project management infrastructure, funding and management support to ensure we will comply with the new regulations.

Table 1
EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to results of operations presented in accordance with U.S. generally accepted accounting principles (GAAP), our management uses certain non-GAAP financial measures such as expenses excluding merger-related and restructuring expenses, other intangible amortization and goodwill impairment charges; net interest income excluding charges related to certain leasing transactions widely referred to as SILO transactions; and net interest income on a tax-equivalent basis. In addition, Wachovia presents certain information regarding its loan portfolio on a “managed” basis, which is a non-GAAP financial measure that combines loans reported on-balance sheet with loans securitized for which the retained interests are classified in securities on-balance sheet, loans held for sale on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.
     We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance and our business and performance trends, and they facilitate comparisons with the performance of others in the financial services industry. Specifically, we believe the exclusion of merger-related and restructuring expenses, other intangible amortization and goodwill impairment charges, as well as the exclusion of the SILO lease-related charge from net interest income, permits evaluation and comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. Those non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information related to segment performance, see the Business Segments section and the Business Segments footnote to Notes to Consolidated Financial Statements.
     This report also includes net interest income on a tax-equivalent basis. We believe the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.
     Although we believe the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP, to the extent any of these non-GAAP financial measures are included in this report, is presented below or elsewhere in this report, including in the Loans — On-Balance Sheet, and Managed and Servicing Portfolios table.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions)	2008	2007	2008	2007

Net interest income (GAAP)	$4,290	4,449	9,042	8,949
Tax-equivalent adjustment	54	38	107	75

Net interest income (Tax-equivalent)	$4,344	4,487	9,149	9,024

Table 2
SELECTED STATISTICAL DATA

	2008		2007
	Second	First	Fourth	Third	Second
(Dollars in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

PROFITABILITY
Return on average common stockholders’ equity	(50.47)%	(3.81)	0.28	9.19	13.54
Return on average total stockholders’ equity	(43.86)	(3.39)	0.28	9.19	13.54
Net interest margin (a)	2.58	2.92	2.88	2.92	2.96
Fee and other income as % of total revenue	42.15	36.62	36.99	39.02	48.58
Effective income tax rate	18.06%	26.02	122.05	27.33	32.78

ASSET QUALITY
Allowance for loan losses as % of loans, net	2.20%	1.37	0.98	0.78	0.79
Allowance for loan losses as % of nonperforming assets (b)	90	78	84	115	157
Allowance for credit losses as % of loans, net	2.24	1.41	1.02	0.82	0.83
Net charge-offs as % of average loans, net	1.10	0.66	0.41	0.19	0.14
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	2.41%	1.70	1.14	0.66	0.49

CAPITAL ADEQUACY
Tier 1 capital ratio	8.00%	7.42	7.35	7.10	7.47
Total capital ratio	12.74	12.05	11.82	10.84	11.46
Leverage	6.57	6.18	6.09	6.10	6.23
Tangible capital ratio	4.68	4.31	4.29	4.19	4.30
Tangible capital ratio (c)	5.07%	4.59	4.50	4.56	4.76

OTHER DATA
FTE employees	119,952	120,378	121,890	109,724	110,493
Total financial centers/brokerage offices	4,820	4,850	4,894	4,167	4,135
ATMs	5,277	5,308	5,139	5,123	5,099
Actual common shares (In millions) (d)	2,159	1,992	1,980	1,901	1,903
Common stock price	$15.53	27.00	38.03	50.15	51.25
Market capitalization (d)	$33,527	53,782	75,302	95,326	97,530

(a) Tax-equivalent.
(b) These ratios do not include nonperforming loans included in loans held for sale.
(c) These ratios exclude the effect on tangible capital of the unamortized gains and losses under employee benefit plans, the unrealized gains and losses on available for sale securities, certain risk management derivatives and the pension accounting adjustments to stockholders’ equity.
(d) Includes restricted stock for which the holder receives dividends and has full voting rights.

Table 3
SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2008			2007
	Second		First	Fourth	Third	Second
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter

SUMMARIES OF INCOME
Interest income	$8,646		10,179	10,910	10,831	10,350
Tax-equivalent adjustment	54		53	44	33	38

Interest income (a)	8,700		10,232	10,954	10,864	10,388
Interest expense	4,356		5,427	6,280	6,280	5,901

Net interest income (a)	4,344		4,805	4,674	4,584	4,487
Provision for credit losses	5,567		2,831	1,497	408	179

Net interest income after provision for credit losses (a)	(1,223)		1,974	3,177	4,176	4,308
Securities gains (losses)	(808)		(205)	(320)	(34)	23
Fee and other income	3,973		2,982	3,064	2,967	4,217
Merger-related and restructuring expenses	251		241	187	36	32
Goodwill impairment	6,060		-	-	-	-
Other noninterest expense	6,473		5,200	5,599	4,489	4,858
Minority interest in income of consolidated subsidiaries	(18)		155	107	189	139

Income (loss) from continuing operations before income taxes (benefits) (a)	(10,824)		(845)	28	2,395	3,519
Income taxes (benefits)	(1,963)		(234)	(209)	656	1,140
Tax-equivalent adjustment	54		53	44	33	38

Income (loss) from continuing operations	(8,915)		(664)	193	1,706	2,341
Discontinued operations, net of income taxes	-		-	(142)	(88)	-

Net income (loss)	(8,915)		(664)	51	1,618	2,341
Dividends on preferred stock	193		43	-	-	-

Net income (loss) available to common stockholders	$(9,108)		(707)	51	1,618	2,341

PER COMMON SHARE DATA
Basic earnings
Income (loss) from continuing operations	$(4.31)		(0.36)	0.10	0.91	1.24
Net income (loss) available to common stockholders	(4.31)		(0.36)	0.03	0.86	1.24
Diluted earnings (b) Income (loss) from continuing operations	(4.31)		(0.36)	0.10	0.90	1.22
Net income (loss) available to common stockholders	(4.31)		(0.36)	0.03	0.85	1.22
Cash dividends	$0.38		0.64	0.64	0.64	0.56
Average common shares - Basic	2,111		1,963	1,959	1,885	1,891
Average common shares - Diluted	2,119		1,977	1,983	1,910	1,919
Average common stockholders’ equity Quarter-to-date	$72,579		74,697	73,599	69,857	69,317
Year-to-date	73,638		74,697	70,533	69,500	69,318
Book value per common share (c)	30.25		36.24	37.66	36.90	36.40
Common stock price High	30.08		38.76	51.80	52.64	56.81
Low	15.53		25.60	38.03	44.94	51.25
Period-end	$15.53		27.00	38.03	50.15	51.25
To earnings ratio (d)	(4.10	)X	15.52	11.52	11.22	10.70
To book value	51%		75	101	136	141
BALANCE SHEET DATA
Assets	$812,433		808,575	782,896	754,168	715,428
Long-term debt	$184,401		175,653	161,007	158,584	142,047

(a) Tax-equivalent.
(b) Calculated using average basic common shares in 2008.
(c) Share count in the calculation includes restricted stock for which the holder receives dividends and has full voting rights.
(d) Based on diluted earnings per common share.

Table 4
MERGER-RELATED AND RESTRUCTURING EXPENSES

Six
Months
Ended
June 30,
(In millions)	2008

Wachovia/A.G. Edwards	$411
Wachovia/Golden West	79
Other	2

Total merger-related and restructuring expenses	$492

Table 5
BUSINESS SEGMENTS (a)

	2008		2007
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

GENERAL BANK COMBINED (b)
Net interest income (c)	$3,671	3,445	3,401	3,464	3,372
Fee and other income	1,000	980	929	936	935
Intersegment revenue	57	55	58	59	56

Total revenue (c)	4,728	4,480	4,388	4,459	4,363
Provision for credit losses	919	569	320	207	154
Noninterest expense	2,050	2,038	2,037	1,897	1,922
Income taxes	632	673	730	850	824
Tax-equivalent adjustment	10	11	11	11	10

Segment earnings	$1,117	1,189	1,290	1,494	1,453

Economic profit	$919	992	1,043	1,189	1,124
Risk adjusted return on capital	33.02%	42.43	47.99	54.28	52.66
Economic capital, average	$16,786	12,693	11,183	10,898	10,821
Cash overhead efficiency ratio (c)	43.35%	45.50	46.42	42.56	44.05
Lending commitments	$133,201	132,805	133,733	132,779	129,851
Average loans, net	319,574	311,556	303,396	294,709	291,607
Average core deposits	$290,381	297,171	296,194	290,133	290,455
FTE employees	54,415	54,831	55,559	56,519	57,574

COMMERCIAL
Net interest income (c)	$1,013	943	932	903	865
Fee and other income	133	131	116	114	110
Intersegment revenue	46	43	43	44	42

Total revenue (c)	1,192	1,117	1,091	1,061	1,017
Provision for credit losses	180	174	178	121	96
Noninterest expense	394	400	389	347	353
Income taxes	215	187	181	205	198
Tax-equivalent adjustment	10	11	11	11	10

Segment earnings	$393	345	332	377	360

Economic profit	$224	213	240	256	230
Risk adjusted return on capital	28.20%	28.09	33.01	35.20	33.43
Economic capital, average	$5,245	5,015	4,333	4,196	4,110
Cash overhead efficiency ratio (c)	33.04%	35.78	35.73	32.64	34.79
Average loans, net	$88,272	84,875	82,127	80,172	78,178
Average core deposits	$45,396	47,844	46,460	42,828	43,145

RETAIL AND SMALL BUSINESS
Net interest income (c)	$2,658	2,502	2,469	2,561	2,507
Fee and other income	867	849	813	822	825
Intersegment revenue	11	12	15	15	14

Total revenue (c)	3,536	3,363	3,297	3,398	3,346
Provision for credit losses	739	395	142	86	58
Noninterest expense	1,656	1,638	1,648	1,550	1,569
Income taxes	417	486	549	645	626
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$724	844	958	1,117	1,093

Economic profit	$695	779	803	933	894
Risk adjusted return on capital	35.21%	51.79	57.46	66.23	64.44
Economic capital, average	$11,541	7,678	6,850	6,702	6,711
Cash overhead efficiency ratio (c)	46.83%	48.72	49.95	45.65	46.86
Average loans, net	$231,302	226,681	221,269	214,537	213,429
Average core deposits	$244,985	249,327	249,734	247,305	247,310

(a) Certain amounts presented in this Table 5 in periods prior to the second quarter of 2008 have been reclassified to conform to the presentation in the second quarter of 2008.
(b) General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.
(c) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2008		2007
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

WEALTH MANAGEMENT
Net interest income (a)	$202	182	183	186	182
Fee and other income	207	211	215	185	202
Intersegment revenue	3	5	3	4	3

Total revenue (a)	412	398	401	375	387
Provision for credit losses	8	5	7	6	2
Noninterest expense	253	246	250	240	244
Income taxes	53	55	52	48	51
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$98	92	92	81	90

Economic profit	$76	70	73	62	70
Risk adjusted return on capital	52.61%	51.44	58.46	50.96	56.73
Economic capital, average	$731	699	616	616	612
Cash overhead efficiency ratio (a)	61.05%	61.98	62.23	64.36	62.80
Lending commitments	$6,915	7,007	7,011	7,007	6,892
Average loans, net	23,151	22,365	21,727	21,494	21,056
Average core deposits	$17,559	17,906	17,132	17,167	17,466
FTE employees	4,665	4,650	4,712	4,547	4,580

(a) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2008		2007
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$1,124	1,028	988	839	773
Fee and other income	657	(158)	(552)	175	1,522
Intersegment revenue	(52)	(50)	(50)	(52)	(50)

Total revenue (b)	1,729	820	386	962	2,245
Provision for credit losses	438	197	112	1	(2)
Noninterest expense	960	747	953	626	1,020
Income taxes (benefits)	103	(67)	(267)	114	437
Tax-equivalent adjustment	19	21	19	9	11

Segment earnings (loss)	$209	(78)	(431)	212	779

Economic profit (loss)	$4	(412)	(744)	(114)	490
Risk adjusted return on capital	11.12%	(1.53)	(15.22)	6.39	33.22
Economic capital, average	$13,816	13,233	11,263	9,791	8,850
Cash overhead efficiency ratio (b)	55.60%	91.00	247.26	65.15	45.43
Lending commitments	$113,559	114,114	118,734	119,791	115,430
Average loans, net	106,642	101,046	91,665	82,969	76,744
Average core deposits	$31,682	33,623	36,214	37,188	36,713
FTE employees	6,394	6,342	6,600	6,730	6,872

CORPORATE LENDING
Net interest income (b)	$410	431	417	412	405
Fee and other income	69	154	148	135	140
Intersegment revenue	10	13	18	16	19

Total revenue (b)	489	598	583	563	564
Provision for credit losses	350	132	103	2	(1)
Noninterest expense	128	141	137	139	148
Income taxes	4	119	126	152	152
Tax-equivalent adjustment	-	-	-	1	-

Segment earnings	$7	206	217	269	265

Economic profit (loss)	$(20)	45	65	81	97
Risk adjusted return on capital	9.82%	13.74	15.34	17.12	19.20
Economic capital, average	$6,739	6,627	5,922	5,266	4,778
Cash overhead efficiency ratio (b)	26.21%	23.61	23.50	24.62	26.22
Average loans, net	$65,451	64,035	62,338	58,533	56,083
Average core deposits	$4,429	4,534	4,597	5,087	5,054

(a) Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and International Trade Finance, and Investment Banking lines of business.
(b) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2008		2007
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TREASURY AND INTERNATIONAL TRADE FINANCE
Net interest income (b)	$122	112	110	104	100
Fee and other income	226	218	218	220	213
Intersegment revenue	(52)	(47)	(47)	(46)	(49)

Total revenue (b)	296	283	281	278	264
Provision for credit losses	-	(2)	-	(1)	-
Noninterest expense	169	175	174	170	172
Income taxes	46	40	38	40	33
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$81	70	69	69	59

Economic profit	$68	56	56	58	47
Risk adjusted return on capital	82.71%	70.21	74.12	77.84	68.15
Economic capital, average	$382	383	355	342	335
Cash overhead efficiency ratio (b)	57.09%	61.70	61.78	60.98	65.13
Average loans, net	$13,612	13,461	12,309	10,813	9,540
Average core deposits	$18,132	19,633	20,858	21,253	21,121

INVESTMENT BANKING
Net interest income (b)	$592	485	461	323	268
Fee and other income	362	(530)	(918)	(180)	1,169
Intersegment revenue	(10)	(16)	(21)	(22)	(20)

Total revenue (b)	944	(61)	(478)	121	1,417
Provision for credit losses	88	67	9	-	(1)
Noninterest expense	663	431	642	317	700
Income taxes (benefits)	53	(226)	(431)	(78)	252
Tax-equivalent adjustment	19	21	19	8	11

Segment earnings (loss)	$121	(354)	(717)	(126)	455

Economic profit (loss)	$(44)	(513)	(865)	(253)	346
Risk adjusted return on capital	8.34%	(22.21)	(57.88)	(12.96)	48.01
Economic capital, average	$6,695	6,223	4,986	4,183	3,737
Cash overhead efficiency ratio (b)	70.37%	(708.47)	(134.16)	265.36	49.41
Average loans, net	$27,579	23,550	17,018	13,623	11,121
Average core deposits	$9,121	9,456	10,759	10,848	10,538

(Continued)

Table 5
BUSINESS SEGMENTS

	2008		2007
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$308	281	320	268	260
Fee and other income	1,995	2,191	2,210	1,444	1,536
Intersegment revenue	(8)	(10)	(11)	(8)	(11)

Total revenue (b)	2,295	2,462	2,519	1,704	1,785
Provision for credit losses	-	-	-	-	-
Noninterest expense	2,327	1,855	1,936	1,241	1,294
Income taxes (benefits)	(11)	220	213	169	179
Tax-equivalent adjustment	1	1	1	-	-

Segment earnings (loss)	$(21)	386	369	294	312

Economic profit (loss)	$(79)	327	310	258	275
Risk adjusted return on capital	(3.97)%	72.26	69.14	88.96	92.77
Economic capital, average	$2,105	2,144	2,119	1,310	1,348
Cash overhead efficiency ratio (b)	101.39%	75.34	76.90	72.82	72.47
Lending commitments	$1,544	1,348	1,281	1,164	1,169
Average loans, net	2,881	2,562	2,295	2,142	1,663
Average core deposits	$48,647	43,084	38,019	31,489	31,221
FTE employees	29,680	29,841	29,891	17,908	17,905
Assets under management	$245,940	258,691	274,736	285,422	281,462

ASSET MANAGEMENT
Net interest income (b)	$12	14	7	6	5
Fee and other income	165	295	279	244	312
Intersegment revenue	(1)	(1)	-	(1)	-

Total revenue (b)	176	308	286	249	317
Provision for credit losses	-	-	-	-	-
Noninterest expense	209	224	217	206	222
Income taxes	(13)	31	26	15	35
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings (loss)	$(20)	53	43	28	60

Economic profit (loss)	$(25)	47	37	22	55
Risk adjusted return on capital	(39.89)%	99.16	82.68	56.73	112.79
Economic capital, average	$203	216	205	194	215
Cash overhead efficiency ratio (b)	117.97%	72.81	76.33	82.50	70.01
Average loans, net	$17	41	22	36	17
Average core deposits	$304	453	405	418	364

(a) Capital Management Combined represents the consolidation of Capital Management’s Asset Management, Retail Brokerage Services, and Other, which primarily serves to eliminate intersegment revenue.
(b) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2008		2007
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

RETAIL BROKERAGE SERVICES
Net interest income (b)	$296	267	313	262	254
Fee and other income	1,832	1,898	1,933	1,202	1,227
Intersegment revenue	(7)	(9)	(11)	(7)	(11)

Total revenue (b)	2,121	2,156	2,235	1,457	1,470
Provision for credit losses	-	-	-	-	-
Noninterest expense	2,121	1,634	1,723	1,038	1,076
Income taxes	1	189	186	154	143
Tax-equivalent adjustment	1	1	1	-	-

Segment earnings (loss)	$(2)	332	325	265	251

Economic profit (loss)	$(55)	279	272	235	219
Risk adjusted return on capital	(.30)%	69.06	67.42	94.13	88.54
Economic capital, average	$1,902	1,928	1,914	1,116	1,133
Cash overhead efficiency ratio (b)	100.07%	75.79	77.08	71.33	73.18
Average loans, net	$2,864	2,521	2,273	2,106	1,646
Average core deposits	$48,343	42,631	37,614	31,071	30,857

OTHER
Net interest income (b)	$-	-	-	-	1
Fee and other income	(2)	(2)	(2)	(2)	(3)
Intersegment revenue	-	-	-	-	-

Total revenue (b)	(2)	(2)	(2)	(2)	(2)
Provision for credit losses	-	-	-	-	-
Noninterest expense	(3)	(3)	(4)	(3)	(4)
Income taxes	-	-	1	-	1
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$1	1	1	1	1

Economic profit	$1	1	1	1	1
Risk adjusted return on capital	-%	-	-	-	-
Economic capital, average	$-	-	-	-	-
Cash overhead efficiency ratio (b)	-%	-	-	-	-
Average loans, net	$-	-	-	-	-
Average core deposits	$-	-	-	-	-

(Continued)

Table 5
BUSINESS SEGMENTS

		2008	2007
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PARENT
Net interest income (a)	$(961)	(131)	(218)	(173)	(100)
Fee and other income	(694)	(447)	(58)	193	45
Intersegment revenue	-	-	-	(3)	2

Total revenue (a)	(1,655)	(578)	(276)	17	(53)
Provision for credit losses	4,202	2,060	1,058	194	25
Noninterest expense	883	314	423	485	378
Minority interest	26	198	118	189	139
Income tax benefits	(2,657)	(1,040)	(869)	(511)	(339)
Tax-equivalent adjustment	24	20	13	13	17
Dividends on preferred stock	193	43	-	-	-

Segment loss	$(4,326)	(2,173)	(1,019)	(353)	(273)

Economic loss	$(1,623)	(840)	(481)	(318)	(246)
Risk adjusted return on capital	(430.13)%	(169.74)	(83.78)	(41.68)	(29.52)
Economic capital, average	$1,480	1,867	2,014	2,395	2,436
Cash overhead efficiency ratio (a)	(47.55)%	(36.54)	(113.98)	1,988.83	(496.52)
Lending commitments	$543	538	599	529	569
Average loans, net	24,486	28,407	30,722	28,487	30,187
Average core deposits	$2,401	2,729	2,484	3,032	2,641
FTE employees	24,798	24,714	25,128	24,020	23,562

(a) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	Three Months Ended June 30, 2008

						Goodwill
						Impairment,
			Corporate			Net Merger-
			and			Related and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$3,671	202	1,124	308	(961)	(54)	4,290
Fee and other income	1,000	207	657	1,995	(694)	-	3,165
Intersegment revenue	57	3	(52)	(8)	-	-	-

Total revenue (a)	4,728	412	1,729	2,295	(1,655)	(54)	7,455
Provision for credit losses	919	8	438	-	4,202	-	5,567
Noninterest expense	2,050	253	960	2,327	883	6,311	12,784
Minority interest	-	-	-	-	26	(44)	(18)
Income taxes (benefits)	632	53	103	(12)	(2,657)	(82)	(1,963)
Tax-equivalent adjustment	10	-	19	1	24	(54)	-

Net income (loss)	1,117	98	209	(21)	(4,133)	(6,185)	(8,915)
Dividends on preferred stock	-	-	-	-	193	-	193

Net income (loss) available to common stockholders	$1,117	98	209	(21)	(4,326)	(6,185)	(9,108)

Economic profit (loss)	$919	76	4	(79)	(1,623)	-	(703)
Risk adjusted return on capital	33.02%	52.61	11.12	(3.97)	(430.14)	-	2.90
Economic capital, average	$16,786	731	13,816	2,105	1,480	-	34,918
Cash overhead efficiency ratio (a)	43.35%	61.05	55.60	101.39	(47.55)	-	84.92
Lending commitments	$133,201	6,915	113,559	1,544	543	-	255,762
Average loans, net	319,574	23,151	106,642	2,881	24,486	-	476,734
Average core deposits	$290,381	17,559	31,682	48,647	2,401	-	390,670
FTE employees	54,415	4,665	6,394	29,680	24,798	-	119,952

	Three Months Ended June 30, 2007

						Net Merger-
			Corporate			Related
			and			and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$3,372	182	773	260	(100)	(38)	4,449
Fee and other income	935	202	1,522	1,536	45	-	4,240
Intersegment revenue	56	3	(50)	(11)	2	-	-

Total revenue (a)	4,363	387	2,245	1,785	(53)	(38)	8,689
Provision for credit losses	154	2	(2)	-	25	-	179
Noninterest expense	1,922	244	1,020	1,294	378	32	4,890
Minority interest	-	-	-	-	139	-	139
Income taxes (benefits)	824	51	437	179	(339)	(12)	1,140
Tax-equivalent adjustment	10	-	11	-	17	(38)	-

Net income (loss)	$1,453	90	779	312	(273)	(20)	2,341

Economic profit (loss)	$1,124	70	490	275	(246)	-	1,713
Risk adjusted return on capital	52.66%	56.73	33.22	92.77	(29.52)	-	39.55
Economic capital, average	$10,821	612	8,850	1,348	2,436	-	24,067
Cash overhead efficiency ratio (a)	44.05%	62.80	45.43	72.47	(496.52)	-	54.47
Lending commitments	$129,851	6,892	115,430	1,169	569	-	253,911
Average loans, net	291,607	21,056	76,744	1,663	30,187	-	421,257
Average core deposits	$290,455	17,466	36,713	31,221	2,641	-	378,496
FTE employees	57,574	4,580	6,872	17,905	23,562	-	110,493

(a) Tax-equivalent.
(b) Tax-equivalent amounts are eliminated in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.
(Continued)

Table 5
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2008	2007

GENERAL BANK COMBINED (a)
Net interest income (b)	$7,116	6,770
Fee and other income	1,980	1,781
Intersegment revenue	112	102

Total revenue (b)	9,208	8,653
Provision for credit losses	1,488	301
Noninterest expense	4,088	3,787
Income taxes	1,305	1,644
Tax-equivalent adjustment	21	21

Segment earnings	$2,306	2,900

Economic profit	$1,911	2,250
Risk adjusted return on capital	37.07%	53.24
Economic capital, average	$14,739	10,744
Cash overhead efficiency ratio (b)	44.39%	43.76
Lending commitments	$133,201	129,851
Average loans, net	315,565	289,985
Average core deposits	$293,776	287,263
FTE employees	54,415	57,574

COMMERCIAL
Net interest income (b)	$1,956	1,702
Fee and other income	264	219
Intersegment revenue	89	78

Total revenue (b)	2,309	1,999
Provision for credit losses	354	193
Noninterest expense	794	711
Income taxes	402	379
Tax-equivalent adjustment	21	21

Segment earnings	$738	695

Economic profit	$437	444
Risk adjusted return on capital	28.14%	33.22
Economic capital, average	$5,130	4,028
Cash overhead efficiency ratio (b)	34.37%	35.59
Average loans, net	$86,574	77,060
Average core deposits	$46,620	43,367

RETAIL AND SMALL BUSINESS
Net interest income (b)	$5,160	5,068
Fee and other income	1,716	1,562
Intersegment revenue	23	24

Total revenue (b)	6,899	6,654
Provision for credit losses	1,134	108
Noninterest expense	3,294	3,076
Income taxes	903	1,265
Tax-equivalent adjustment	-	-

Segment earnings	$1,568	2,205

Economic profit	$1,474	1,806
Risk adjusted return on capital	41.83%	65.25
Economic capital, average	$9,609	6,716
Cash overhead efficiency ratio (b)	47.75%	46.21
Average loans, net	$228,991	212,925
Average core deposits	$247,156	243,896

(a) General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.
(b) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2008	2007

WEALTH MANAGEMENT
Net interest income (a)	$384	362
Fee and other income	418	398
Intersegment revenue	8	6

Total revenue (a)	810	766
Provision for credit losses	13	3
Noninterest expense	499	491
Income taxes	108	99
Tax-equivalent adjustment	-	-

Segment earnings	$190	173

Economic profit	$146	133
Risk adjusted return on capital	52.04%	55.46
Economic capital, average	$715	602
Cash overhead efficiency ratio (a)	61.50%	64.00
Lending commitments	$6,915	6,892
Average loans, net	22,758	20,689
Average core deposits	$17,732	17,368
FTE employees	4,665	4,580

(a) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2008	2007

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$2,152	1,489
Fee and other income	499	2,631
Intersegment revenue	(102)	(93)

Total revenue (b)	2,549	4,027
Provision for credit losses	635	4
Noninterest expense	1,707	1,931
Income taxes	36	742
Tax-equivalent adjustment	40	21

Segment earnings	$131	1,329

Economic profit (loss)	$(408)	776
Risk adjusted return on capital	4.93%	29.22
Economic capital, average	$13,525	8,590
Cash overhead efficiency ratio (b)	67.00%	47.94
Lending commitments	$113,559	115,430
Average loans, net	103,844	75,065
Average core deposits	$32,652	35,481
FTE employees	6,394	6,872

CORPORATE LENDING
Net interest income (b)	$841	804
Fee and other income	223	265
Intersegment revenue	23	37

Total revenue (b)	1,087	1,106
Provision for credit losses	482	4
Noninterest expense	269	300
Income taxes	123	293
Tax-equivalent adjustment	-	-

Segment earnings	$213	509

Economic profit	$25	186
Risk adjusted return on capital	11.77%	18.99
Economic capital, average	$6,683	4,696
Cash overhead efficiency ratio (b)	24.78%	27.15
Average loans, net	$64,743	55,593
Average core deposits	$4,481	5,061

(a) Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and International Trade Finance, and Investment Banking lines of business.
(b) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2008		2007

TREASURY AND INTERNATIONAL TRADE FINANCE
Net interest income (b)	$234		192
Fee and other income	444		422
Intersegment revenue	(99)		(94)

Total revenue (b)	579		520
Provision for credit losses	(2)		-
Noninterest expense	344		345
Income taxes	86		64
Tax-equivalent adjustment	-		-

Segment earnings	$151		111

Economic profit	$124		89
Risk adjusted return on capital	76.45%		64.86
Economic capital, average	$382		334
Cash overhead efficiency ratio (b)	59.34%		66.41
Average loans, net	$13,536		8,908
Average core deposits	$18,883		20,533

INVESTMENT BANKING
Net interest income (b)	$1,077		493
Fee and other income	(168)		1,944
Intersegment revenue	(26)		(36)

Total revenue (b)	883		2,401
Provision for credit losses	155		-
Noninterest expense	1,094		1,286
Income taxes	(173)		385
Tax-equivalent adjustment	40		21

Segment earnings (loss)	$(233)		709

Economic profit (loss)	$(557)		501
Risk adjusted return on capital	(6.38	) %	39.35
Economic capital, average	$6,460		3,560
Cash overhead efficiency ratio (b)	124.00%		53.52
Average loans, net	$25,565		10,564
Average core deposits	$9,288		9,887

(Continued)

Table 5
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2008	2007

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$589	519
Fee and other income	4,186	3,013
Intersegment revenue	(18)	(19)

Total revenue (b)	4,757	3,513
Provision for credit losses	-	-
Noninterest expense	4,182	2,531
Income taxes	208	358
Tax-equivalent adjustment	2	-

Segment earnings	$365	624

Economic profit	$248	550
Risk adjusted return on capital	34.49%	93.76
Economic capital, average	$2,124	1,341
Cash overhead efficiency ratio (b)	87.91%	72.04
Lending commitments	$1,544	1,169
Average loans, net	2,722	1,609
Average core deposits	$45,866	31,450
FTE employees	29,680	17,905
Assets under management	$245,940	281,462

ASSET MANAGEMENT
Net interest income (b)	$26	8
Fee and other income	460	584
Intersegment revenue	(2)	-

Total revenue (b)	484	592
Provision for credit losses	-	-
Noninterest expense	433	442
Income taxes	18	55
Tax-equivalent adjustment	-	-

Segment earnings	$33	95

Economic profit	$22	84
Risk adjusted return on capital	31.69%	91.06
Economic capital, average	$210	211
Cash overhead efficiency ratio (b)	89.27%	74.67
Average loans, net	$29	25
Average core deposits	$378	321

(a) Capital Management Combined represents the consolidation of Capital Management’s Asset Management, Retail Brokerage Services, and Other, which primarily serves to eliminate intersegment revenue.
(b) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2008	2007

RETAIL BROKERAGE SERVICES
Net interest income (b)	$563	510
Fee and other income	3,730	2,434
Intersegment revenue	(16)	(19)

Total revenue (b)	4,277	2,925
Provision for credit losses	-	-
Noninterest expense	3,755	2,098
Income taxes	190	301
Tax-equivalent adjustment	2	-

Segment earnings	$330	526

Economic profit	$224	463
Risk adjusted return on capital	34.62%	93.75
Economic capital, average	$1,914	1,130
Cash overhead efficiency ratio (b)	87.83%	71.70
Average loans, net	$2,693	1,584
Average core deposits	$45,488	31,129

OTHER
Net interest income (b)	$-	1
Fee and other income	(4)	(5)
Intersegment revenue	-	-

Total revenue (b)	(4)	(4)
Provision for credit losses	-	-
Noninterest expense	(6)	(9)
Income taxes	-	2
Tax-equivalent adjustment	-	-

Segment earnings	$2	3

Economic profit	$2	3
Risk adjusted return on capital	-%	-
Economic capital, average	$-	-
Cash overhead efficiency ratio (b)	-%	-
Average loans, net	$-	-
Average core deposits	$-	-

(Continued)

Table 5
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2008	2007

PARENT
Net interest income (a)	$(1,092)	(116)
Fee and other income	(1,141)	151
Intersegment revenue	-	4

Total revenue (a)	(2,233)	39
Provision for credit losses	6,262	48
Noninterest expense	1,197	729
Minority interest	224	275
Income tax benefits	(3,697)	(689)
Tax-equivalent adjustment	44	33
Dividends on preferred stock	236	-

Segment loss	$(6,499)	(357)

Economic loss	$(2,463)	(310)
Risk adjusted return on capital	(284.89)%	(13.56)
Economic capital, average	$1,674	2,546
Cash overhead efficiency ratio (a)	(44.70)%	1,390.16
Lending commitments	$543	569
Average loans, net	26,446	30,927
Average core deposits	$2,565	2,346
FTE employees	24,798	23,562

(a) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	Six Months Ended June 30, 2008

						Goodwill
						Impairment,
			Corporate			Net Merger-
			and			Related and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$7,116	384	2,152	589	(1,092)	(107)	9,042
Fee and other income	1,980	418	499	4,186	(1,141)	-	5,942
Intersegment revenue	112	8	(102)	(18)	-	-	-

Total revenue (a)	9,208	810	2,549	4,757	(2,233)	(107)	14,984
Provision for credit losses	1,488	13	635	-	6,262	-	8,398
Noninterest expense	4,088	499	1,707	4,182	1,197	6,552	18,225
Minority interest	-	-	-	-	224	(87)	137
Income taxes (benefits)	1,305	108	36	208	(3,697)	(157)	(2,197)
Tax-equivalent adjustment	21	-	40	2	44	(107)	-

Net income (loss)	2,306	190	131	365	(6,263)	(6,308)	(9,579)
Dividends on preferred stock	-	-	-	-	236	-	236

Net income (loss) available to common stockholders	$2,306	190	131	365	(6,499)	(6,308)	(9,815)

Economic profit (loss)	$1,911	146	(408)	248	(2,463)	-	(566)
Risk adjusted return on capital	37.07%	52.04	4.93	34.49	(284.89)	-	7.53
Economic capital, average	$14,739	715	13,525	2,124	1,674	-	32,777
Cash overhead efficiency ratio (a)	44.39%	61.50	67.00	87.91	(44.70)	-	76.03
Lending commitments	$133,201	6,915	113,559	1,544	543	-	255,762
Average loans, net	315,565	22,758	103,844	2,722	26,446	-	471,335
Average core deposits	$293,776	17,732	32,652	45,866	2,565	-	392,591
FTE employees	54,415	4,665	6,394	29,680	24,798	-	119,952

	Six Months Ended June 30, 2007

						Net Merger-
			Corporate			Related
			and			and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$6,770	362	1,489	519	(116)	(75)	8,949
Fee and other income	1,781	398	2,631	3,013	151	-	7,974
Intersegment revenue	102	6	(93)	(19)	4	-	-

Total revenue (a)	8,653	766	4,027	3,513	39	(75)	16,923
Provision for credit losses	301	3	4	-	48	-	356
Noninterest expense	3,787	491	1,931	2,531	729	42	9,511
Minority interest	-	-	-	-	275	-	275
Income taxes (benefits)	1,644	99	742	358	(689)	(16)	2,138
Tax-equivalent adjustment	21	-	21	-	33	(75)	-

Net income (loss)	$2,900	173	1,329	624	(357)	(26)	4,643

Economic profit (loss)	$2,250	133	776	550	(310)	-	3,399
Risk adjusted return on capital	53.24%	55.46	29.22	93.76	(13.56)	-	39.77
Economic capital, average	$10,744	602	8,590	1,341	2,546	-	23,823
Cash overhead efficiency ratio (a)	43.76%	64.00	47.94	72.04	1,390.16	-	54.40
Lending commitments	$129,851	6,892	115,430	1,169	569	-	253,911
Average loans, net	289,985	20,689	75,065	1,609	30,927	-	418,275
Average core deposits	$287,263	17,368	35,481	31,450	2,346	-	373,908
FTE employees	57,574	4,580	6,872	17,905	23,562	-	110,493

(a) Tax-equivalent.
(b) Tax-equivalent amounts are eliminated in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 6
NET TRADING REVENUE — INVESTMENT BANKING (a)

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (Tax-equivalent)	$122	78	51	34	43
Trading account profits (losses)	(365)	(245)	(562)	(381)	191
Other fee income	185	188	181	140	160

Total net trading revenue (Tax-equivalent)	$(58)	21	(330)	(207)	394

(a) Certain amounts presented in periods prior to the second quarter of 2008 have been reclassified to conform to the presentation in the second quarter of 2008.

Table 7
SELECTED RATIOS

	Six Months Ended
	June 30,			2008		2007

				Second	First	Fourth	Third	Second
	2008		2007	Quarter	Quarter	Quarter	Quarter	Quarter

PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	9.85	X	10.07	9.74	9.95	10.32	10.44	10.17
Return on assets	(2.44)%		1.34	(4.50)	(0.34)	0.03	0.88	1.33
Return on common stockholders’ equity	(26.80)		13.51	(50.47)	(3.81)	0.28	9.19	13.54
Return on total stockholders’ equity	(24.00)%		13.51	(43.86)	(3.39)	0.28	9.19	13.54

DIVIDEND PAYOUT RATIOS
Common shares	(21.06)%		46.28	(8.70)	(177.78)	2,133.33	75.29	45.90

(a) Based on average balances and net income.

Table 8
TRADING ACCOUNT ASSETS AND LIABILITIES

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TRADING ACCOUNT ASSETS
U.S. Treasury	$1,211	1,422	604	993	2,348
U.S. Government agencies	2,674	3,045	2,811	3,104	2,865
State, county and municipal	5,557	5,195	3,898	3,844	3,551
Mortgage-backed securities	7,031	8,488	2,208	2,332	1,807
Other asset-backed securities	6,154	8,376	11,427	11,704	12,474
Corporate bonds and debentures	5,406	5,143	5,340	5,379	5,386
Equity securities	2,831	4,051	4,411	3,918	2,973
Derivative financial instruments (a)	23,487	28,379	19,116	13,194	9,707
Sundry	8,238	8,493	6,067	10,367	10,429

Total trading account assets	$62,589	72,592	55,882	54,835	51,540

TRADING ACCOUNT LIABILITIES
Securities sold short	7,378	7,706	6,287	7,014	9,564
Derivative financial instruments (a)	18,927	21,181	15,298	10,757	9,755

Total trading account liabilities	$26,305	28,887	21,585	17,771	19,319

(a) Derivative financial instruments are reported net of cash collateral received and paid.

Table 9
LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ON-BALANCE SHEET LOAN PORTFOLIO COMMERCIAL
Commercial, financial and agricultural	$122,628	119,193	112,509	109,269	102,397
Real estate — construction and other	18,629	18,597	18,543	18,167	17,449
Real estate — mortgage	27,191	26,370	23,846	21,514	20,448
Lease financing	24,605	23,637	23,913	23,966	24,083
Foreign	35,168	33,616	29,540	26,471	20,959

Total commercial	228,221	221,413	208,351	199,387	185,336

CONSUMER
Real estate secured (a)	230,520	230,197	227,719	225,355	220,293
Student loans	9,945	9,324	8,149	7,742	6,757
Installment loans	29,261	27,437	25,635	24,763	25,017

Total consumer	269,726	266,958	261,503	257,860	252,067

Total loans	497,947	488,371	469,854	457,247	437,403
Unearned income	(9,749)	(7,889)	(7,900)	(8,041)	(8,283)

Loans, net (On-balance sheet)	$488,198	480,482	461,954	449,206	429,120

MANAGED PORTFOLIO (b) (c)

COMMERCIAL
On-balance sheet loan portfolio	$228,221	221,413	208,351	199,387	185,336
Securitized loans — off-balance sheet	105	120	131	142	170
Loans held for sale	2,224	3,342	9,414	13,905	11,573

Total commercial	230,550	224,875	217,896	213,434	197,079

CONSUMER
Real estate secured
On-balance sheet loan portfolio	230,520	230,197	227,719	225,355	220,293
Securitized loans — off-balance sheet	6,337	6,845	7,230	7,625	8,112
Securitized loans included in securities	14,918	11,683	10,755	5,963	6,091
Loans held for sale	3,415	5,960	4,816	3,583	4,079

Total real estate secured	255,190	254,685	250,520	242,526	238,575

Student
On-balance sheet loan portfolio	9,945	9,324	8,149	7,742	6,757
Securitized loans — off-balance sheet	2,721	2,772	2,811	2,856	2,905
Securitized loans included in securities	52	52	52	52	52
Loans held for sale	-	-	-	1,968	2,046

Total student	12,718	12,148	11,012	12,618	11,760

Installment
On-balance sheet loan portfolio	29,261	27,437	25,635	24,763	25,017
Securitized loans — off-balance sheet	1,630	1,968	2,263	2,572	3,105
Securitized loans included in securities	28	39	47	55	116
Loans held for sale	2,791	2,127	2,542	1,975	35

Total installment	33,710	31,571	30,487	29,365	28,273

Total consumer	301,618	298,404	292,019	284,509	278,608

Total managed portfolio	$532,168	523,279	509,915	497,943	475,687

SERVICING PORTFOLIO (c) (d)
Commercial	$351,277	354,624	353,464	337,721	298,374
Consumer	$29,100	27,415	27,523	28,015	26,341

(a) Includes deferred interest of $3.9 billion, $3.5 billion, $3.1 billion, $2.7 billion and $2.3 billion, at June 30 and March 31, 2008, and at December 31, September 30 and June 30, 2007, respectively.
(b) The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities on-balance sheet, loans held for sale on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.
(c) Certain amounts presented in periods prior to the second quarter of 2008 have been reclassified to conform to the presentation in the second quarter of 2008.
(d) The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 10
LOANS HELD FOR SALE

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE BUSINESS ACTIVITY (a)
Core business activity, beginning of period	$8,406	15,094	17,646	15,696	15,030
Originations and/or purchases	8,069	8,144	8,160	13,007	22,671
Transfer to (from) loans held for sale, net	373	(6,801)	(1,278)	2,162	(71)
Allowance for loan losses related to loans	-	-	-	(57)	-
Lower of cost or market value adjustments (b)	(87)	(364)	(223)	(249)	(91)
Market value adjustments for fair value option loans	(47)	42	-	-	-
Performing loans sold or securitized	(8,796)	(7,355)	(8,992)	(11,606)	(20,910)
Other, principally payments	(94)	(354)	(219)	(1,307)	(933)

Core business activity, end of period	7,824	8,406	15,094	17,646	15,696

PORTFOLIO MANAGEMENT ACTIVITY (a)
Portfolio business activity, beginning of period	3,023	1,678	3,785	2,037	2
Originations and/or purchases	-	83	-	-	-
Transfer to (from) loans held for sale, net Performing loans (c)	(19)	2,317	137	1,831	2,046
Lower of cost or market value adjustments (b)	26	(31)	(30)	(6)	(10)
Performing loans sold or securitized	(2,373)	(990)	(2,078)	-	-
Other, principally payments	(51)	(34)	(136)	(77)	(1)

Portfolio management activity, end of period	606	3,023	1,678	3,785	2,037

Total loans held for sale (d)	$8,430	11,429	16,772	21,431	17,733

(a) Core business activity means we originate and/or purchase loans with the intent to sell them to third parties, and portfolio management activity means we look for market opportunities to reduce risk in the loan portfolio by transferring loans to loans held for sale.
(b) Lower of cost or market value adjustments exclude amounts related to unfunded commitments. Market disruption-related recoveries on unfunded commitments amounted to $438 million in the second quarter of 2008. Market disruption-related write-downs on unfunded commitments amounted to $729 million, $78 million and $311 million in the first quarter of 2008 and in the fourth and third quarters of 2007, respectively.
(c) Includes $1.8 billion in the third quarter of 2007 in connection with consolidation of a structured lending vehicle that we administered; first quarter of 2008 and fourth quarter of 2007 include funding of the structured lending vehicle’s commitments amounting to $54 million and $159 million, respectively.
(d) Nonperforming loans included in loans held for sale at June 30 and March 31, 2008, and at December 31, September 30 and June 30, 2007, were $63 million, $5 million, $62 million, $59 million and $42 million, respectively.

Table 11
ALLOWANCE FOR CREDIT LOSSES

	2008		2007
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR CREDIT LOSSES (a)
Balance, beginning of period	$6,767	4,717	3,691	3,552	3,533
Provision for credit losses	5,504	2,834	1,467	381	168
Provision for credit losses relating to loans transferred to loans held for sale or sold	51	7	6	3	4
Provision for credit losses for unfunded lending commitments	12	(10)	24	24	7
LOAN LOSSES
Commercial, financial and agricultural	(254)	(171)	(67)	(41)	(39)
Commercial real estate — construction and mortgage	(216)	(81)	(117)	(5)	(4)

Total commercial	(470)	(252)	(184)	(46)	(43)

Real estate secured	(700)	(351)	(156)	(59)	(40)
Student loans	(3)	(3)	(4)	(5)	(2)
Installment and other loans (b)	(230)	(242)	(225)	(168)	(138)

Total consumer	(933)	(596)	(385)	(232)	(180)

Total loan losses	(1,403)	(848)	(569)	(278)	(223)

LOAN RECOVERIES
Commercial, financial and agricultural	15	14	22	9	15
Commercial real estate — construction and mortgage	-	1	-	3	-

Total commercial	15	15	22	12	15

Real estate secured	18	10	9	12	11
Student loans	1	1	2	3	-
Installment and other loans (b)	60	57	75	45	47

Total consumer	79	68	86	60	58

Total loan recoveries	94	83	108	72	73

Net charge-offs	(1,309)	(765)	(461)	(206)	(150)

Allowance relating to loans acquired, transferred to loans held for sale or sold	(69)	(16)	(10)	(63)	(10)

Balance, end of period	$10,956	6,767	4,717	3,691	3,552

CONSUMER REAL ESTATE SECURED NET CHARGE-OFFS
First lien	$(592)	(291)	(122)	(32)	(17)
Second lien	(90)	(50)	(25)	(15)	(12)

Total consumer real estate secured net charge-offs	$(682)	(341)	(147)	(47)	(29)

ALLOWANCE FOR CREDIT LOSSES
Allocation of the allowance for loan losses
Commercial	$2,793	2,645	2,392	2,054	1,889
Consumer	7,621	3,592	1,950	1,246	1,371
Unallocated	330	330	165	205	130

Total allowance for loan losses	10,744	6,567	4,507	3,505	3,390
Reserve for unfunded lending commitments	212	200	210	186	162

Total allowance for credit losses	$10,956	6,767	4,717	3,691	3,552

(a) The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.
(b) Principally auto loans.

Table 12
ALLOWANCE AND CHARGE-OFF RATIOS

		2008			2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR LOAN LOSSES
as % of loans, net	2.20%	1.37	0.98	0.78	0.79
as % of nonaccrual and restructured loans (a)	95	84	90	129	174
as % of nonperforming assets (a)	90	78	84	115	157
ALLOWANCE FOR CREDIT LOSSES
as % of loans, net	2.24%	1.41	1.02	0.82	0.83

NET CHARGE-OFFS AS % OF AVERAGE LOANS, NET (b)
Commercial, financial and agricultural	0.60%	0.41	0.12	0.10	0.07
Commercial real estate — construction and mortgage	1.89	0.73	1.12	0.02	0.04

Total commercial	0.88	0.48	0.34	0.08	0.07

Real estate secured	1.18	0.59	0.26	0.08	0.05
Student loans	0.07	0.08	0.10	0.14	0.07
Installment and other loans (c)	2.36	2.76	2.35	1.99	1.47

Total consumer	1.26	0.79	0.46	0.27	0.19

Total as % of average loans, net	1.10%	0.66	0.41	0.19	0.14

(a) These ratios do not include nonperforming assets included in loans held for sale.
(b) Annualized.
(c) Principally auto loans.

Table 13
NONPERFORMING ASSETS

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NONPERFORMING ASSETS
Nonaccrual loans
Commercial
Commercial, financial and agricultural	$1,229	908	602	354	318
Commercial real estate — construction and mortgage	2,203	1,750	1,059	289	161

Total commercial	3,432	2,658	1,661	643	479

Consumer
Real estate secured
First lien	7,430	5,015	3,234	1,986	1,380
Second lien	147	75	58	41	44
Installment and other loans (a)	40	40	42	45	42

Total consumer	7,617	5,130	3,334	2,072	1,466

Total nonaccrual loans	11,049	7,788	4,995	2,715	1,945
Troubled debt restructurings (b)	248	48	-	-	-
Foreclosed properties	631	530	389	334	207

Total nonperforming assets	$11,928	8,366	5,384	3,049	2,152

as % of loans, net, and foreclosed properties (c)	2.44%	1.74	1.16	0.68	0.50

Nonperforming assets included in loans held for sale
Commercial	$56	-	-	-	-
Consumer	7	5	62	50	37

Total nonaccrual loans	63	5	62	50	37
Foreclosed properties	-	-	-	9	5

Total nonperforming assets included in loans held for sale	63	5	62	59	42

Nonperforming assets included in loans and in loans held for sale	$11,991	8,371	5,446	3,108	2,194

as % of loans, net, foreclosed properties and loans held for sale (d)	2.41%	1.70	1.14	0.66	0.49

PAST DUE LOANS 90 DAYS AND OVER, AND NONACCRUAL LOANS (c)
Accruing loans past due 90 days and over	$1,181	866	708	590	562
Nonaccrual loans	11,049	7,788	4,995	2,715	1,945

Total past due loans 90 days and over, and nonaccrual loans	$12,230	8,654	5,703	3,305	2,507

Commercial as % of loans, net	1.73%	1.31	0.89	0.38	0.31
Consumer as % of loans, net	3.12%	2.19	1.49	1.00	0.78

(a) Principally auto loans; nonaccrual status does not apply to student loans.
(b) Troubled debt restructurings were not significant prior to the first quarter of 2008.
(c) These ratios do not include nonperforming loans included in loans held for sale.
(d) These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 14
NONACCRUAL LOAN ACTIVITY (a)

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$7,788	4,995	2,715	1,945	1,632

COMMERCIAL NONACCRUAL LOAN ACTIVITY
Commercial nonaccrual loans, beginning of period	2,658	1,661	643	479	420
New nonaccrual loans and advances	1,651	1,421	1,303	298	205
Gross charge-offs	(470)	(252)	(184)	(46)	(43)
Transfers to loans held for sale	(88)	-	-	-	-
Transfers to other real estate owned	(7)	(26)	-	(5)	(2)
Sales	(68)	(33)	(26)	(14)	(15)
Other, principally payments	(244)	(113)	(75)	(69)	(86)

Net commercial nonaccrual loan activity	774	997	1,018	164	59

Commercial nonaccrual loans, end of period	3,432	2,658	1,661	643	479

CONSUMER NONACCRUAL LOAN ACTIVITY
Consumer nonaccrual loans, beginning of period	5,130	3,334	2,072	1,466	1,212
New nonaccrual loans, advances and other, net	2,487	1,696	1,262	606	257
Transfers from loans held for sale	-	100	-	-	-
Sales and securitizations	-	-	-	-	(3)

Net consumer nonaccrual loan activity	2,487	1,796	1,262	606	254

Consumer nonaccrual loans, end of period	7,617	5,130	3,334	2,072	1,466

Balance, end of period	$11,049	7,788	4,995	2,715	1,945

(a) Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 15
GOODWILL AND OTHER INTANGIBLE ASSETS

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Goodwill (a)	$36,993	43,068	43,122	38,848	38,766
Deposit base	531	573	619	670	727
Customer relationships	1,321	1,375	1,410	620	651
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$38,935	45,106	45,241	40,228	40,234

	Six Months Ended June 30, 2008
	Employee	Occupancy
	Termination	and
(In millions)	Benefits	Equipment	Other	Total

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY Wachovia/A.G. Edwards — October 1, 2007
Balance, December 31, 2007	$16	-	-	16
Purchase accounting adjustments	36	-	-	36
Cash payments	(14)	-	-	(14)

Balance, June 30, 2008	$38	-	-	38

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY Wachovia/Golden West — October 1, 2006
Balance, December 31, 2007	$49	9	-	58
Purchase accounting adjustments	(6)	-	-	(6)
Cash payments	(28)	(16)	-	(44)

Balance, June 30, 2008	$15	(7)	-	8

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY Wachovia/SouthTrust — November 1, 2004
Balance, December 31, 2007	$37	-	-	37
Purchase accounting adjustments	-	-	-	-
Cash payments	(11)	-	-	(11)

Balance, June 30, 2008	$26	-	-	26

(a) Goodwill impairment of $6.1 billion was recorded in the second quarter of 2008. See Note 3 of accompanying Notes to Consolidated Financial Statements.

Table 16
DEPOSITS

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE DEPOSITS
Noninterest-bearing	$63,393	60,951	60,893	56,825	62,112
Savings and NOW accounts	83,915	87,920	88,078	81,037	82,629
Money market accounts	139,215	128,839	124,651	114,457	111,666
Other consumer time	113,864	120,852	123,783	125,546	121,781

Total core deposits	400,387	398,562	397,405	377,865	378,188
OTHER DEPOSITS
Foreign	27,940	27,399	27,386	27,226	23,324
Other time	19,463	19,003	24,338	16,846	8,518

Total deposits	$447,790	444,964	449,129	421,937	410,030

Table 17
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

(In millions)	June 30,2008

MATURITY OF
3 months or less	$23,585
Over 3 months through 6 months	9,024
Over 6 months through 12 months	16,285
Over 12 months	11,888

Total time deposits in amounts of $100,000 or more	$60,782

Table 18
LONG-TERM DEBT

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NOTES AND DEBENTURES ISSUED BY THE PARENT COMPANY
Notes
Floating rate, 2.483% to 4.69%, due 2008 to 2017	$16,163	15,513	15,514	15,401	13,651
Equity-linked and commodity-linked, due 2008 to 2012	612	814	792	1,047	1,055
3.50% to 5.80%, due 2008 to 2020	14,560	11,508	9,011	8,551	8,193
Floating rate, EMTN notes, due 2011 to 2014	3,932	3,955	3,649	3,549	3,370
Floating rate, Australian notes, due 2012	864	822	789	799	764
6.75%, Australian notes, due 2012	144	137	131	133	127
4.375%, EMTN notes, due 2016	1,174	1,181	1,090	1,060	1,006
Subordinated notes
4.875% to 6.375%, due 2008 to 2035	6,159	6,491	6,454	6,452	6,449
Floating rate, due 2015 to 2016	1,250	1,250	1,250	1,250	1,250
4.375% to 4.875%, EMTN notes, due 2018 to 2035	2,156	2,158	2,099	2,112	2,055
6.605%, due 2025	250	250	250	250	250
6.30%	-	200	200	200	200
Floating rate, hybrid trust securities, due 2037 to 2047	2,513	2,513	2,513	1,675	1,675
5.20%, income trust securities, due 2042	2,501	2,501	2,501	2,501	2,501
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	796	795	795	795	795
Hedge-related basis adjustments	198	1,073	406	(139)	(660)

Total notes and debentures issued by the Parent Company	53,272	51,161	47,444	45,636	42,681

NOTES ISSUED BY SUBSIDIARIES
Primarily notes issued under global bank note programs, varying rates and terms to 2040	27,654	29,550	23,562	21,226	21,537
Floating rate, 2.403% to 2.901%, due 2008 to 2011	3,400	5,133	5,133	7,133	7,133
4.125% to 4.75%, due 2009 to 2012	1,691	1,690	2,390	2,389	2,689
Floating rate, EMTN notes, due 2009 to 2011	4,628	4,652	4,316	3,907	3,710
6.00%, EMTN notes, due 2013	2,363	-	-	-	-
Subordinated notes
Bank, 3.076% to 9.625%, due 2008 to 2038	12,800	12,802	12,955	9,532	9,533
7.95%	-	-	-	100	100
Floating rate, due 2013	417	417	417	417	417
6.75%, Australian notes, due 2017	191	182	175	176	169
Floating rate, Australian notes, due 2017	192	183	175	177	170
5.25%, EMTN notes, due 2023	1,477	1,475	1,477	1,512	1,488

Total notes issued by subsidiaries	54,813	56,084	50,600	46,569	46,946

OTHER DEBT
Auto secured financing, 2.50% to 7.05%, due 2008 to 2015	6,292	6,147	6,679	7,748	8,994
Collateralized notes	-	-	4,300	4,300	4,420
Junior subordinated debentures, floating rate, due 2026 to 2029	3,110	3,110	3,098	3,099	3,100
Advances from the Federal Home Loan Bank, 1.00% to 8.45%, due 2010 to 2031	55,611	53,209	41,888	43,017	30,542
Preferred units issued by subsidiaries	2,852	2,852	2,852	2,852	2,852
Capitalized leases	7	7	8	9	9
Mortgage notes and other debt of subsidiaries, varying rates and terms	8,323	2,467	3,870	5,411	2,809
Hedge-related basis adjustments	121	616	268	(57)	(306)

Total other debt	76,316	68,408	62,963	66,379	52,420

Total long-term debt	$184,401	175,653	161,007	158,584	142,047

Table 19
CHANGES IN STOCKHOLDERS’ EQUITY

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period, as reported	$77,992	76,872	70,140	69,266	69,786
Cumulative effect of accounting changes, net of income taxes (a)	-	(24)	-	-	-

Balance, beginning of period	77,992	76,848	70,140	69,266	69,786

Comprehensive income (loss)
Net income (loss)	(8,915)	(664)	51	1,618	2,341
Unamortized gains and losses under employee benefit plans	5	6	561	16	31
Net unrealized gains (losses) on debt and equity securities	(1,112)	(705)	459	493	(1,284)
Net unrealized gains (losses) on derivative financial instruments	132	91	164	3	(76)

Total comprehensive income (loss)	(9,890)	(1,272)	1,235	2,130	1,012
Purchases of common stock	-	(20)	-	(190)	(723)
Preferred shares issued	3,975	3,497	2,263	-	-
Common stock issued	3,969	-	-	-	-
Common stock issued for
Stock options and restricted stock	(48)	372	404	35	132
Acquisitions	-	-	3,942	-	-
Deferred compensation, net	130	(116)	152	114	125
Cash dividends
Preferred shares	(193)	(43)	-	-	-
Common shares	(808)	(1,274)	(1,264)	(1,215)	(1,066)

Balance, end of period	$75,127	77,992	76,872	70,140	69,266

(a) First quarter 2008 includes a net increase of $369,000 related to the adoption of SFAS 157 and SFAS 159. See Note 12 of accompanying Notes to Consolidated Financial Statements.

Table 20
CAPITAL RATIOS

	2008		2007

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$49,473	45,353	43,528	41,853	41,516
Total capital	78,811	73,684	70,003	63,948	63,705
Adjusted risk-weighted assets	618,736	611,596	592,065	589,844	555,702
Adjusted leverage ratio assets	$753,108	734,233	714,633	686,373	666,646
Ratios
Tier 1 capital	8.00%	7.42	7.35	7.10	7.47
Total capital	12.74	12.05	11.82	10.84	11.46
Leverage	6.57	6.18	6.09	6.10	6.23
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	9.25	9.65	9.82	9.30	9.68
Average	10.26%	10.05	9.69	9.58	9.84

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.25%	7.50	7.50	7.09	7.34
Wachovia Bank of Delaware, National Association	13.90	15.04	15.60	17.14	18.37
Wachovia Mortgage, FSB (b)	11.88	11.92	12.44	13.44	16.07
Wachovia Bank, FSB (c)	22.17	19.66	17.07	15.94	12.42
Total capital
Wachovia Bank, National Association	11.58	11.72	11.45	10.57	10.95
Wachovia Bank of Delaware, National Association	16.02	17.07	17.67	19.27	20.29
Wachovia Mortgage, FSB (b)	13.19	13.18	13.70	13.81	16.45
Wachovia Bank, FSB (c)	23.45	20.91	17.95	16.25	12.83
Leverage
Wachovia Bank, National Association	6.27	6.39	6.71	6.69	6.72
Wachovia Bank of Delaware, National Association	9.48	9.99	9.82	15.66	14.33
Wachovia Mortgage, FSB (b)	6.00	6.38	6.56	7.17	8.78
Wachovia Bank, FSB (c)	6.45%	6.26	5.94	5.50	5.20

(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.
(b) Formerly World Savings Bank, FSB, prior to December 31, 2007.
(c) Formerly World Savings Bank, FSB (Texas) prior to December 31, 2007, which was a subsidiary of Wachovia Mortgage, FSB (formerly World Savings Bank, FSB) prior to April 1, 2007.

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES

	SECOND QUARTER 2008			FIRST QUARTER 2008
			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$4,980	39	3.11%	$4,253	51	4.85%
Federal funds sold and securities purchased under resale agreements	13,075	81	2.51	11,865	103	3.49
Trading account assets (a)	43,575	541	4.97	44,655	589	5.28
Securities (a)	116,504	1,603	5.51	110,401	1,545	5.60
Loans (a) (b)
Commercial
Commercial, financial and agricultural	120,693	1,493	4.98	115,377	1,671	5.82
Real estate — construction and other	18,849	204	4.35	18,634	251	5.42
Real estate — mortgage	26,730	338	5.08	25,291	374	5.95
Lease financing (c)	6,713	(857)	(51.02)	7,167	140	7.79
Foreign	33,219	360	4.34	32,109	389	4.86

Total commercial	206,204	1,538	3.01	198,578	2,825	5.72

Consumer
Real estate secured	231,754	3,715	6.42	231,392	3,926	6.79
Student loans	9,887	108	4.41	9,155	113	4.96
Installment loans	28,889	686	9.55	26,811	659	9.88

Total consumer	270,530	4,509	6.68	267,358	4,698	7.04

Total loans	476,734	6,047	5.09	465,936	7,523	6.48

Loans held for sale	9,141	141	6.17	11,592	223	7.71
Other earning assets	11,080	136	4.94	10,331	146	5.69

Total earning assets excluding derivatives	675,089	8,588	5.10	659,033	10,180	6.19
Risk management derivatives (d)	-	112	0.07	-	52	0.04

Total earning assets including derivatives	675,089	8,700	5.17	659,033	10,232	6.23

Cash and due from banks	11,472			11,645
Other assets	109,876			112,915

Total assets	$796,437			$783,593

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	86,317	137	0.64	86,452	236	1.10
Money market accounts	132,792	504	1.53	128,074	747	2.34
Other consumer time	113,579	1,145	4.05	123,655	1,437	4.68
Foreign	25,913	191	2.97	26,197	231	3.55
Other time	18,965	181	3.83	22,643	265	4.71

Total interest-bearing deposits	377,566	2,158	2.30	387,021	2,916	3.03
Federal funds purchased and securities sold under repurchase agreements	43,288	274	2.54	35,956	308	3.45
Commercial paper	5,186	20	1.61	5,509	38	2.74
Securities sold short	6,243	53	3.42	6,919	62	3.63
Other short-term borrowings	9,288	33	1.34	10,154	45	1.77
Long-term debt	177,473	1,737	3.93	165,540	1,961	4.75

Total interest-bearing liabilities excluding derivatives	619,044	4,275	2.77	611,099	5,330	3.51
Risk management derivatives (d)	-	81	0.06	-	97	0.06

Total interest-bearing liabilities including derivatives	619,044	4,356	2.83	611,099	5,427	3.57

Noninterest-bearing deposits	57,982			56,332
Other liabilities	37,671			37,415
Stockholders’ equity	81,740			78,747

Total liabilities and stockholders’ equity	$796,437			$783,593

Interest income and rate earned — including derivatives		$8,700	5.17%		$10,232	6.23%
Interest expense and equivalent rate paid — including derivatives		4,356	2.59		5,427	3.31

Net interest income and margin — including derivatives		$4,344	2.58%		$4,805	2.92%

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

FOURTH QUARTER 2007			THIRD QUARTER 2007			SECOND QUARTER 2007
		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$5,083	64	5.05%	$6,459	93	5.68%	$3,384	50	6.00%
12,901	155	4.77	14,206	194	5.42	12,110	158	5.25
37,694	569	6.04	38,737	575	5.93	35,165	519	5.90
115,436	1,625	5.62	111,424	1,522	5.46	108,433	1,467	5.41

111,500	1,908	6.79	106,263	1,927	7.19	101,012	1,805	7.16
18,435	318	6.85	17,795	344	7.66	17,334	329	7.62
22,973	426	7.36	20,883	406	7.71	20,175	378	7.53
7,374	145	7.82	7,523	146	7.80	7,759	150	7.74
27,882	380	5.42	22,208	308	5.53	19,232	265	5.51

188,164	3,177	6.70	174,672	3,131	7.12	165,512	2,927	7.09

227,893	4,042	7.08	223,356	4,070	7.28	222,096	4,042	7.28
8,073	126	6.19	7,299	122	6.61	8,850	141	6.42
25,675	651	10.04	24,474	614	9.96	24,799	609	9.84

261,641	4,819	7.35	255,129	4,806	7.52	255,745	4,792	7.50

449,805	7,996	7.08	429,801	7,937	7.35	421,257	7,719	7.34

18,998	360	7.53	20,209	363	7.14	17,644	285	6.47
10,223	166	6.48	7,937	138	6.91	7,985	144	7.23

650,140	10,935	6.70	628,773	10,822	6.86	605,978	10,342	6.84
-	19	0.01	-	42	0.02	-	46	0.03

650,140	10,954	6.71	628,773	10,864	6.88	605,978	10,388	6.87

12,028			11,134			11,533
101,319			89,097			87,262

$763,487			$729,004			$704,773

83,370	345	1.64	81,851	357	1.73	83,977	367	1.75
121,717	949	3.09	116,404	980	3.34	111,562	976	3.51
127,061	1,557	4.86	122,474	1,507	4.88	120,684	1,455	4.84
27,354	306	4.44	23,322	292	4.97	21,871	270	4.96
20,169	263	5.16	13,776	187	5.40	8,051	107	5.30

379,671	3,420	3.57	357,827	3,323	3.68	346,145	3,175	3.68

36,386	413	4.50	44,334	556	4.98	38,031	473	4.98
7,272	78	4.27	5,799	65	4.42	5,143	60	4.67
6,728	61	3.62	7,420	70	3.74	7,158	67	3.75
10,369	58	2.24	7,793	55	2.74	7,688	52	2.77
158,704	2,129	5.34	151,226	2,067	5.44	143,504	1,923	5.37

599,130	6,159	4.08	574,399	6,136	4.24	547,669	5,750	4.21
-	121	0.08	-	144	0.10	-	151	0.11

599,130	6,280	4.16	574,399	6,280	4.34	547,669	5,901	4.32

57,895			58,280			62,273
32,476			26,468			25,514
73,986			69,857			69,317

$763,487			$729,004			$704,773

	$10,954	6.71%		$10,864	6.88%		$10,388	6.87%
	6,280	3.83		6,280	3.96		5,901	3.91

	$4,674	2.88%		$4,584	2.92%		$4,487	2.96%

(c) Includes the effect of the $975 million leverage lease recalculation charge in the second quarter of 2008.
(d) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES

	SIX MONTHS ENDED			SIX MONTHS ENDED
	JUNE 30, 2008			JUNE 30, 2007

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$4,616	90	3.91%	$2,459	80	6.55%
Federal funds sold and securities purchased under resale agreements	12,470	184	2.98	13,111	335	5.16
Trading account assets (a)	44,115	1,130	5.13	32,438	961	5.93
Securities (a)	113,452	3,148	5.55	108,253	2,928	5.42
Loans (a) (b)
Commercial
Commercial, financial and agricultural	118,036	3,164	5.39	99,719	3,541	7.16
Real estate — construction and other	18,741	455	4.88	16,924	642	7.65
Real estate — mortgage	26,010	712	5.51	20,203	758	7.57
Lease financing (c)	6,940	(717)	(20.65)	7,745	300	7.74
Foreign	32,664	749	4.60	16,832	461	5.50

Total commercial	202,391	4,363	4.34	161,423	5,702	7.12

Consumer
Real estate secured	231,573	7,641	6.61	223,992	8,190	7.32
Student loans	9,521	221	4.68	8,688	277	6.45
Installment loans	27,850	1,345	9.71	24,172	1,175	9.80

Total consumer	268,944	9,207	6.86	256,852	9,642	7.53

Total loans	471,335	13,570	5.78	418,275	15,344	7.37

Loans held for sale	10,367	364	7.03	17,199	540	6.32
Other earning assets	10,706	282	5.30	8,119	283	7.02

Total earning assets excluding derivatives	667,061	18,768	5.64	599,854	20,471	6.85
Risk management derivatives (d)	-	164	0.05	-	94	0.03

Total earning assets including derivatives	667,061	18,932	5.69	599,854	20,565	6.88

Cash and due from banks	11,558			11,894
Other assets	111,396			86,191

Total assets	$790,015			$697,939

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	86,385	373	0.87	84,111	740	1.77
Money market accounts	130,433	1,251	1.93	109,684	1,893	3.48
Other consumer time	118,616	2,582	4.38	118,485	2,824	4.81
Foreign	26,055	422	3.26	21,340	519	4.90
Other time	20,804	446	4.31	8,539	226	5.34

Total interest-bearing deposits	382,293	5,074	2.67	342,159	6,202	3.66
Federal funds purchased and securities sold under repurchase agreements	39,622	582	2.95	36,595	903	4.97
Commercial paper	5,348	58	2.19	5,032	117	4.70
Securities sold short	6,581	115	3.53	7,929	150	3.81
Other short-term borrowings	9,722	78	1.57	7,295	96	2.66
Long-term debt	171,506	3,698	4.33	142,746	3,803	5.36

Total interest-bearing liabilities excluding derivatives	615,072	9,605	3.14	541,756	11,271	4.19
Risk management derivatives (d)	-	178	0.06	-	270	0.10

Total interest-bearing liabilities including derivatives	615,072	9,783	3.20	541,756	11,541	4.29

Noninterest-bearing deposits	57,157			61,628
Other liabilities	37,542			25,237
Stockholders’ equity	80,244			69,318

Total liabilities and stockholders’ equity	$790,015			$697,939

Interest income and rate earned — including derivatives		$18,932	5.69%		$20,565	6.88%
Interest expense and equivalent rate paid — including derivatives		9,783	2.95		11,541	3.87

Net interest income and margin — including derivatives		$9,149	2.74%		$9,024	3.01%

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.
(c) Includes the effect of the $975 million leverage lease recalculation charge in the second quarter of 2008.
(d) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	2008		2007

	Second	First	Fourth	Third	Second
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSETS
Cash and due from banks	$15,127	14,703	15,124	12,681	12,065
Interest-bearing bank balances	10,289	3,236	3,057	4,449	2,726
Federal funds sold and securities purchased under resale agreements	21,923	10,644	15,449	11,995	11,511

Total cash and cash equivalents	47,339	28,583	33,630	29,125	26,302

Trading account assets	62,589	72,592	55,882	54,835	51,540
Securities	113,461	114,183	115,037	111,827	106,184
Loans, net of unearned income	488,198	480,482	461,954	449,206	429,120
Allowance for loan losses	(10,744)	(6,567)	(4,507)	(3,505)	(3,390)

Loans, net	477,454	473,915	457,447	445,701	425,730

Loans held for sale	8,430	11,429	16,772	21,431	17,733
Premises and equipment	6,667	6,733	6,605	6,002	6,080
Due from customers on acceptances	1,302	1,109	1,418	1,295	831
Goodwill	36,993	43,068	43,122	38,848	38,766
Other intangible assets	1,942	2,038	2,119	1,380	1,468
Other assets	56,256	54,925	50,864	43,724	40,794

Total assets	$812,433	808,575	782,896	754,168	715,428

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	63,393	60,951	60,893	56,825	62,112
Interest-bearing deposits	384,397	384,013	388,236	365,112	347,918

Total deposits	447,790	444,964	449,129	421,937	410,030
Short-term borrowings	55,448	57,857	50,393	62,714	52,715
Bank acceptances outstanding	1,307	1,118	1,424	1,303	840
Trading account liabilities	26,305	28,887	21,585	17,771	19,319
Other liabilities	19,023	19,036	19,151	18,424	18,080
Long-term debt	184,401	175,653	161,007	158,584	142,047

Total liabilities	734,274	727,515	702,689	680,733	643,031

Minority interest in net assets of consolidated subsidiaries	3,032	3,068	3,335	3,295	3,131

STOCKHOLDERS’ EQUITY
Preferred stock, Class A, 40 million shares, no par value; 10 million shares, no par value; none issued	-	-	-	-	-
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at June 30, 2008	-	-	-	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series I, $100,000 liquidation preference per share, 25,010 shares authorized	-	-	-	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series J, $1,000 liquidation preference per share, 92 million depositary shares issued and outstanding at June 30, 2008	2,300	2,300	2,300	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series K, $1,000 liquidation preference per share, 3.5 million shares issued and outstanding at June 30, 2008	3,500	3,500	-	-	-
Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L, $1,000 liquidation preference per share, 4.025 million shares issued and outstanding at June 30, 2008	4,025	-	-	-	-
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 2.136 billion shares at June 30, 2008	7,121	6,551	6,534	6,283	6,289
Paid-in capital	59,797	56,367	56,149	51,938	51,905
Retained earnings	1,534	11,449	13,456	14,670	14,335
Accumulated other comprehensive income (loss), net	(3,150)	(2,175)	(1,567)	(2,751)	(3,263)

Total stockholders’ equity	75,127	77,992	76,872	70,140	69,266

Total liabilities and stockholders’ equity	$812,433	808,575	782,896	754,168	715,428

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	2008		2007

	Second	First	Fourth	Third	Second
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

INTEREST INCOME
Interest and fees on loans	$6,187	7,577	7,980	7,937	7,723
Interest and dividends on securities	1,530	1,496	1,616	1,529	1,474
Trading account interest	522	571	557	566	506
Other interest income	407	535	757	799	647

Total interest income	8,646	10,179	10,910	10,831	10,350

INTEREST EXPENSE
Interest on deposits	2,176	2,941	3,433	3,334	3,180
Interest on short-term borrowings	418	523	673	801	706
Interest on long-term debt	1,762	1,963	2,174	2,145	2,015

Total interest expense	4,356	5,427	6,280	6,280	5,901

Net interest income	4,290	4,752	4,630	4,551	4,449
Provision for credit losses	5,567	2,831	1,497	408	179

Net interest income (loss) after provision for credit losses	(1,277)	1,921	3,133	4,143	4,270

FEE AND OTHER INCOME
Service charges	709	676	716	689	667
Other banking fees	518	498	497	471	449
Commissions	910	914	970	600	649
Fiduciary and asset management fees	1,355	1,439	1,436	1,029	1,015
Advisory, underwriting and other investment banking fees	280	261	249	393	454
Trading account profits (losses)	(510)	(308)	(524)	(301)	195
Principal investing	136	446	41	372	298
Securities gains (losses)	(808)	(205)	(320)	(34)	23
Other income	575	(944)	(321)	(286)	490

Total fee and other income	3,165	2,777	2,744	2,933	4,240

NONINTEREST EXPENSE
Salaries and employee benefits	3,435	3,260	3,468	2,628	3,122
Occupancy	377	379	375	325	331
Equipment	317	323	334	283	309
Marketing	95	97	80	74	78
Communications and supplies	184	186	191	176	178
Professional and consulting fees	218	196	271	194	205
Goodwill impairment	6,060	-	-	-	-
Other intangible amortization	97	103	111	92	103
Merger-related and restructuring expenses	251	241	187	36	32
Sundry expense	1,750	656	769	717	532

Total noninterest expense	12,784	5,441	5,786	4,525	4,890

Minority interest in income (loss) of consolidated subsidiaries	(18)	155	107	189	139

Income (loss) from continuing operations before income taxes (benefits)	(10,878)	(898)	(16)	2,362	3,481
Income taxes (benefits)	(1,963)	(234)	(209)	656	1,140

Income (loss) from continuing operations	(8,915)	(664)	193	1,706	2,341
Discontinued operations, net of income taxes	-	-	(142)	(88)	-

Net income (loss)	(8,915)	(664)	51	1,618	2,341
Dividends on preferred stock	193	43	-	-	-

Net income (loss) available to common stockholders	$(9,108)	(707)	51	1,618	2,341

PER COMMON SHARE DATA (after preferred stock dividends)
Basic earnings
Income (loss) from continuing operations	$(4.31)	(0.36)	0.10	0.91	1.24
Net income (loss) available to common stockholders	(4.31)	(0.36)	0.03	0.86	1.24
Diluted earnings (a)
Income (loss) from continuing operations	(4.31)	(0.36)	0.10	0.90	1.22
Net income (loss) available to common stockholders	(4.31)	(0.36)	0.03	0.85	1.22
Cash dividends	$0.38	0.64	0.64	0.64	0.56
AVERAGE COMMON SHARES
Basic	2,111	1,963	1,959	1,885	1,891
Diluted	2,119	1,977	1,983	1,910	1,919

(a) Calculated using average basic common shares in 2008.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30,	December 31,

(In millions, except per share data)	2008	2007

ASSETS
Cash and due from banks	$15,127	15,124
Interest-bearing bank balances	10,289	3,057
Federal funds sold and securities purchased under resale agreements	21,923	15,449

Total cash and cash equivalents	47,339	33,630

Trading account assets	62,589	55,882
Securities	113,461	115,037
Loans, net of unearned income (includes $18 at fair value at June 30, 2008)	488,198	461,954
Allowance for loan losses	(10,744)	(4,507)

Loans, net	477,454	457,447

Loans held for sale (includes $3,350 at fair value at June 30, 2008)	8,430	16,772
Premises and equipment	6,667	6,605
Due from customers on acceptances	1,302	1,418
Goodwill	36,993	43,122
Other intangible assets	1,942	2,119
Other assets	56,256	50,864

Total assets	$812,433	782,896

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	63,393	60,893
Interest-bearing deposits	384,397	388,236

Total deposits	447,790	449,129
Short-term borrowings	55,448	50,393
Bank acceptances outstanding	1,307	1,424
Trading account liabilities	26,305	21,585
Other liabilities	19,023	19,151
Long-term debt	184,401	161,007

Total liabilities	734,274	702,689

Minority interest in net assets of consolidated subsidiaries	3,032	3,335

STOCKHOLDERS’ EQUITY
Preferred stock, Class A, 40 million shares, no par value; 10 million shares, no par value; none issued	-	-
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at June 30, 2008	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series I, $100,000 liquidation preference per share, 25,010 shares authorized	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series J, $1,000 liquidation preference per share, 92 million depositary shares issued and outstanding at June 30, 2008	2,300	2,300
Non-Cumulative Perpetual Class A Preferred Stock, Series K, $1,000 liquidation preference per share, 3.5 million shares issued and outstanding at June 30, 2008	3,500	-
Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L, $1,000 liquidation preference per share, 4.025 million shares issued and outstanding at June 30, 2008	4,025	-
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 2.136 billion shares at June 30, 2008	7,121	6,534
Paid-in capital	59,797	56,149
Retained earnings	1,534	13,456
Accumulated other comprehensive income (loss), net	(3,150)	(1,567)

Total stockholders’ equity	75,127	76,872

Total liabilities and stockholders’ equity	$812,433	782,896

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions, except per share data)	2008	2007	2008	2007

INTEREST INCOME
Interest and fees on loans	$6,187	7,723	13,764	15,341
Interest and dividends on securities	1,530	1,474	3,026	2,952
Trading account interest	522	506	1,093	939
Other interest income	407	647	942	1,258

Total interest income	8,646	10,350	18,825	20,490

INTEREST EXPENSE
Interest on deposits	2,176	3,180	5,117	6,194
Interest on short-term borrowings	418	706	941	1,375
Interest on long-term debt	1,762	2,015	3,725	3,972

Total interest expense	4,356	5,901	9,783	11,541

Net interest income	4,290	4,449	9,042	8,949
Provision for credit losses	5,567	179	8,398	356

Net interest income (loss) after provision for credit losses	(1,277)	4,270	644	8,593

FEE AND OTHER INCOME
Service charges	709	667	1,385	1,281
Other banking fees	518	449	1,016	865
Commissions	910	649	1,824	1,308
Fiduciary and asset management fees	1,355	1,015	2,794	1,968
Advisory, underwriting and other investment banking fees	280	454	541	861
Trading account profits (losses)	(510)	195	(818)	323
Principal investing	136	298	582	346
Securities gains (losses)	(808)	23	(1,013)	76
Other income	575	490	(369)	946

Total fee and other income	3,165	4,240	5,942	7,974

NONINTEREST EXPENSE
Salaries and employee benefits	3,435	3,122	6,695	6,094
Occupancy	377	331	756	643
Equipment	317	309	640	616
Marketing	95	78	192	140
Communications and supplies	184	178	370	351
Professional and consulting fees	218	205	414	382
Goodwill impairment	6,060	-	6,060	-
Other intangible amortization	97	103	200	221
Merger-related and restructuring expenses	251	32	492	42
Sundry expense	1,750	532	2,406	1,022

Total noninterest expense	12,784	4,890	18,225	9,511

Minority interest in income (loss) of consolidated subsidiaries	(18)	139	137	275

Income (loss) before income taxes (benefits)	(10,878)	3,481	(11,776)	6,781
Income taxes (benefits)	(1,963)	1,140	(2,197)	2,138

Net income (loss)	(8,915)	2,341	(9,579)	4,643
Dividends on preferred stock	193	-	236	-

Net income (loss) available to common stockholders	$(9,108)	2,341	(9,815)	4,643

PER COMMON SHARE DATA
Basic earnings
Net income (loss) available to common stockholders	$(4.31)	1.24	(4.82)	2.45
Diluted earnings
Net income (loss) available to common stockholders	(4.31)	1.22	(4.82)	2.42
Cash dividends	$0.38	0.56	1.02	1.12
AVERAGE COMMON SHARES
Basic	2,111	1,891	2,037	1,892
Diluted	2,119	1,919	2,048	1,922

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended
	June 30,

(In millions)	2008	2007

OPERATING ACTIVITIES
Net income (loss)	$(9,579)	4,643
Adjustments to reconcile net income to net cash provided (used) by operating activities Accretion and amortization of securities discounts and premiums, net	81	(34)
Provision for credit losses	8,398	356
Gain on securitization transactions	(33)	(58)
Gain on sale of mortgage servicing rights	(1)	(3)
Securities transactions	1,013	(76)
Goodwill impairment	6,060	-
Depreciation and other amortization	1,034	961
Trading account assets, net	100	(6,799)
Loss (gain) on sales of premises and equipment	18	(4)
Valuation losses on bank-owned separate account life insurance	314	-
Contribution to qualified pension plan	-	(270)
Income tax shortfall (excess income tax benefit) from share-based payment arrangements	19	(61)
Loans held for sale, net	(3,967)	(5,416)
Deferred interest on certain loans	(796)	(722)
Other assets, net	(3,722)	1,214
Trading account liabilities, net	4,720	1,091
Other liabilities, net	(606)	(1,392)

Net cash provided (used) by operating activities	3,053	(6,570)

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	13,430	3,852
Maturities of securities	21,416	9,882
Purchases of securities	(38,012)	(11,868)
Origination of loans, net	(21,113)	(9,370)
Sales of premises and equipment	132	131
Purchases of premises and equipment	(754)	(498)
Goodwill and other intangible assets	46	(441)
Purchase of bank-owned separate account life insurance, net	(665)	(499)

Net cash used by investing activities	(25,520)	(8,811)

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Increase (decrease) in deposits, net	(1,339)	2,572
Securities sold under repurchase agreements and other short-term borrowings, net	5,055	3,558
Issuances of long-term debt	45,162	23,477
Payments of long-term debt	(21,768)	(20,024)
Issuances of preferred shares	7,472	-
Issuances of common stock, net	3,951	267
Purchases of common stock	(20)	(1,007)
(Income tax shortfall) excess income tax benefit from share-based payment arrangements	(19)	61
Cash dividends paid	(2,318)	(2,137)

Net cash provided by financing activities	36,176	6,767

Increase (decrease) in cash and cash equivalents	13,709	(8,614)
Cash and cash equivalents, beginning of year	33,630	34,916

Cash and cash equivalents, end of period	$47,339	26,302

NONCASH ITEMS
Transfer to securities from loans resulting from securitizations	$-	1,119
Transfer to securities from loans held for sale resulting from securitizations	5,881	-
Transfer to trading account assets from securities	6,807	-
Transfer to loans from loans held for sale	6,428	251
Cumulative effect of accounting changes, net of income taxes	$(24)	(1,447)

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS
GENERAL
     Wachovia Corporation and subsidiaries (together “Wachovia” or the “Company”) is a diversified financial services company whose operations are principally domestic.
     The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, the unaudited condensed consolidated financial statements do not include all the information and footnotes required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements of the Company include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial statements for all periods presented. The financial position and results of operations as of and for the six months ended June 30, 2008, are not necessarily indicative of the results of operations that may be expected in the future. Please refer to the Company’s 2007 Annual Report on Form 10-K for additional information related to the Company’s audited consolidated financial statements for the three years ended December 31, 2007, including the related notes to consolidated financial statements.
     The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions. The Company regularly assesses various assets, including goodwill, for impairment as dictated by applicable GAAP, giving appropriate consideration to general economic and specific market factors.
PERSONNEL EXPENSE AND RETIREMENT BENEFITS
     Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Certain Defined Benefit Pension and Other Postretirement Plans,” which the Company adopted on December 31, 2006, also requires employers to use a plan measurement date that is the same as its fiscal year-end beginning no later than December 31, 2008. The Company has historically used a measurement date of September 30, and is required under SFAS 158 to change to a December 31 measurement date by no later than December 31, 2008. The Company changed its measurement date using the alternative provided in SFAS 158 where the September 30, 2007, measurement establishes a 15-month cost, three-fifteenths of which, or $4 million, was recorded as an adjustment to retained earnings on January 1, 2008.
     The components of the retirement benefit costs (credits) included in salaries and employee benefits expense for the six months ended June 30, 2008 and 2007, are presented below.

					Other Postretirement
	Qualified Pension		Nonqualified Pension		Benefits
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
(In millions)	2008	2007	2008	2007	2008	2007

RETIREMENT BENEFIT COSTS (CREDITS)
Service cost	$86	92	-	1	1	2
Interest cost	129	132	10	11	23	22
Expected return on plan assets	(259)	(246)	-	-	(1)	(1)
Amortization of prior service cost	(23)	(13)	-	-	-	(4)
Amortization of actuarial losses	38	60	2	4	-	-

Net retirement benefit costs (credits)	$(29)	25	12	16	23	19

SALE-IN, LEASE-OUT TRANSACTIONS
     In the second quarter of 2008, the Company recorded a $975 million charge to interest income related to the recalculation of certain leveraged lease transactions. These transactions, which the Company entered into between 1999 and 2003, are widely known as sale-in, lease-out or “SILO” transactions. This noncash charge resulted from the Company’s analysis of a federal court of appeals opinion in a case involving another financial institution where tax benefits associated with certain lease-in, lease-out or “LILO” transactions were disallowed. The Company believes that some aspects of the court decision could be extended to SILO transactions. Subsequently, a federal court issued an adverse decision regarding a SILO transaction entered into by two other large financial institutions. While tax laws involving SILO transactions remain unsettled, applicable accounting standards, including Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”) on income taxes and FASB Staff Position FAS 13-2 on leveraged leases, require the Company to update the income tax cash flow assessment on SILO transactions for potential changes in the timing of tax cash flows in light of the court rulings. See Note 1 to the Consolidated Financial Statements in the Company’s 2007 Annual Report on Form 10-K for more information on these leasing transactions and on the applicable accounting standards. On August 6, 2008, the Internal Revenue Service announced a settlement initiative related to SILO transactions. See Note 9 for more information.

GOODWILL
     The Company tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. The Company operates in four core business segments. Goodwill impairment testing is performed at the sub-segment level (or “reporting unit”). There are eight reporting units within the Company. They are General Bank: Commercial, and Retail and Small Business; Wealth Management; Corporate and Investment Bank: Corporate Lending, Investment Banking, and Treasury and International Trade Finance; and Capital Management: Retail Brokerage Services and Asset Management.
     Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill.
     The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit’s fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.
     The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards.
     At June 30, 2008, the fair values of the Company’s reporting units were based on a discounted cash flow methodology using discount rates that reflect the Company’s current market capitalization plus a control premium.
     See Note 3 for goodwill impairment recorded at June 30, 2008.
OTHER
     The company recorded market disruption-related net valuation gains of $314 million and losses of $1.1 billion in other income in the consolidated statement of income for the three and six months ended June 30, 2008, respectively. For the six months ended June 30, 2008, this amount includes net losses of $354 million related to the Company’s leveraged finance commitments, $329 million related to the commercial mortgage securitization business, $90 million related to wholesale consumer warehouses and $314 million related to certain bank-owned life insurance assets.
     In March 2008, Visa, Inc. (“Visa”) completed their initial public offering (“IPO”) of shares. Visa redeemed a proportionate share of member banks’ ownership which resulted in the Company recording a gain of $225 million in securities gains (losses) within fee and other income. In connection with the IPO, Visa also established an escrow account of $3 billion to cover litigation, and as a result, the Company recorded a $102 million reduction to previously established reserves representing the Company’s proportionate share of that escrow account. The reduction is reported in sundry expense within noninterest expense.
PREFERRED STOCK
     On February 8, 2008, the Company issued $3.5 billion of non-cumulative perpetual Class A preferred stock. This preferred stock pays dividends of 7.98 percent until 2018, after which dividends will be payable at a floating rate of three-month LIBOR plus 3.77 percent. If the Company does not declare a preferred stock dividend for a particular period, the Company may not pay a dividend on its common stock. Beginning on March 18, 2018, the Company may redeem the preferred stock at par plus accrued but unpaid dividends.
     On April 14, 2008, the Company issued $4.025 billion of non-cumulative perpetual convertible Class A preferred stock. This preferred stock pays dividends of 7.50 percent. If the Company does not declare a preferred stock dividend for a particular period, the Company may not pay a dividend on its common stock. The preferred stock is not redeemable by the Company.
DISCONTINUED OPERATIONS
     The Company controls 100 percent of the outstanding equity of BluePoint Re Limited (“BluePoint”), a Bermuda-based monoline bond reinsurer, and accordingly consolidates this subsidiary. The results for the third and fourth quarters of 2007 have been reclassified to reflect the results of BluePoint as a discontinued operation. Results from inception of BluePoint in 2005 through the second quarter of 2007 were not material, and accordingly, have not been included in discontinued operations.

     In the six months ended December 31, 2007, BluePoint recorded significant losses on certain derivative instruments (principally credit default swaps on collateralized debt obligations where the underlying collateral is subprime residential mortgage-backed securities) and these losses through December 31, 2007, approximated substantially all of Wachovia’s investment in this subsidiary and were included in Wachovia’s 2007 consolidated results of operations. Wachovia has no further obligation to inject capital in BluePoint. BluePoint continued to record these instruments at fair value in the first six months of 2008. In estimating the fair value of these instruments under SFAS 157 (see “New Accounting Pronouncements” section of this note), a company must consider, among other things, its own credit rating, which in this case is BluePoint’s. As Wachovia has no obligation to fund losses in excess of BluePoint’s equity, BluePoint assessed the discount required in valuing these instruments to reflect a market participant’s view of BluePoint’s nonperformance risk. BluePoint’s valuation at June 30, 2008, reflected a very significant discount for its nonperformance risk, such that BluePoint recorded no further losses on the derivative instruments in the first six months of 2008. Accordingly, the Company’s consolidated results for the six months ended June 30, 2008, reflected no additional losses in discontinued operations.
NEW ACCOUNTING PRONOUNCEMENTS
     On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements,” SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” Emerging Issues Task Force (EITF) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” and EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.” The effect of adopting SFAS 157 is recorded directly to first quarter 2008 results of operations or is recorded as a cumulative effect of a change in accounting principle as an adjustment, net of applicable taxes, to beginning retained earnings on January 1, 2008, depending on the nature of the financial instrument to which the new fair value measurement is applied. For SFAS 159 and the two EITF issues, the cumulative effect of adoption is recorded as an adjustment, net of applicable taxes, to beginning retained earnings on January 1, 2008. See Note 12 for SFAS 157 and SFAS 159 disclosures.
     EITF Issue No. 06-4 and EITF Issue No. 06-10 address the accounting for split-dollar life insurance policies that are held on certain current and former employees. The effect of adopting these standards was a $19 million after-tax charge to January 1, 2008, retained earnings.
RECLASSIFICATIONS
     Certain amounts in 2007 were reclassified to conform with the presentation in 2008. These reclassifications had no effect on the Company’s previously reported consolidated financial position or results of operations.
SUBSEQUENT EVENT
     Wachovia is in active discussions of potential settlement with various state regulators and the SEC of ongoing investigations concerning the underwriting, sale and subsequent auctions of certain auction rate securities by two subsidiaries of the Company. Auction rate securities are debt instruments with long-term maturities, but which reprice through auction on a more frequent basis. Subsequent to June 30, 2008, this matter reached the threshold for accrual of a liability as of June 30, 2008. Based on the probability of such settlement, current market value estimates, affected auction rate securities and expected future redemptions, the Company recorded a $500 million increase to legal reserves as of June 30, 2008. This expense, which is reflected in sundry, includes estimated market valuation losses on auction rate securities associated with a potential settlement.

NOTE 2: SECURITIES

	June 30, 2008

									Average
	1 Year	1-5	5-10	After 10		Gross Unrealized		Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years

MARKET VALUE
U.S. Treasury	$322	185	170	40	717	15	-	702	3.06
Mortgage-backed securities	128	18,138	45,779	40	64,085	332	979	64,732	6.40
Asset-backed
Residual interests from securitizations	17	217	132	8	374	78	9	305	4.18
Retained bonds from securitizations	1,386	143	56	-	1,585	1	74	1,658	1.34
Collateralized mortgage obligations	650	14,308	4,548	140	19,646	72	1,683	21,257	4.26
Commercial mortgage-backed	257	1,082	1,174	27	2,540	42	126	2,624	4.58
Other	489	3,698	394	227	4,808	7	679	5,480	3.86
State, county and municipal	62	678	543	2,590	3,873	113	64	3,824	13.61
Sundry	1,551	2,241	4,942	7,099	15,833	147	1,205	16,891	9.36

Total market value	$4,862	40,690	57,738	10,171	113,461	807	4,819	117,473	6.38

MARKET VALUE
Debt securities	$4,862	40,690	57,738	8,618	111,908	667	4,791	116,032
Equity securities	-	-	-	1,553	1,553	140	28	1,441

Total market value	$4,862	40,690	57,738	10,171	113,461	807	4,819	117,473

AMORTIZED COST
Debt securities	$4,873	42,439	59,346	9,374	116,032
Equity securities	-	-	-	1,441	1,441

Total amortized cost	$4,873	42,439	59,346	10,815	117,473

WEIGHTED AVERAGE YIELD
U.S. Treasury	1.58%	1.96	2.70	4.87	2.12
Mortgage-backed securities	3.67	5.44	5.34	5.32	5.36
Asset-backed
Residual interests from securitizations	126.45	21.55	18.20	-	22.28
Retained bonds from securitizations	3.12	6.02	7.02	-	3.65
Collateralized mortgage obligations	4.72	6.22	6.09	6.34	6.15
Commercial mortgage-backed	6.39	7.42	4.98	11.37	6.19
Other	4.29	4.67	4.96	4.66	4.66
State, county and municipal	6.57	5.58	5.17	4.87	5.06
Sundry	2.88	4.82	4.78	4.86	4.64
Consolidated	3.69%	5.72	5.35	4.89	5.38

     At June 30, 2008, all securities not classified as trading were classified as available for sale.
     At June 30, 2008, mortgage-backed securities consist principally of obligations of U.S. Government agencies and sponsored entities. Included in mortgage-backed securities are Federal National Mortgage Association and Federal Home Loan Mortgage Corporation securities with an amortized cost of $48.7 billion and a market value of $48.3 billion, and an amortized cost of $12.8 billion and a market value of $12.6 billion, respectively.
     Also included in mortgage-backed securities are U.S. Government agency and Government-sponsored entity securities retained from the securitization of residential mortgage loans. These securities had an amortized cost of $14.2 billion and a market value of $14.4 billion at June 30, 2008.
     Included in asset-backed securities are retained bonds primarily from the securitization of commercial and consumer real estate, SBA, student and auto loans. At June 30, 2008, retained bonds with an amortized cost and market value of $1.6 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $1.3 billion at June 30, 2008, have an external credit rating of AA and above.
     Securities with an aggregate amortized cost of $79.1 billion at June 30, 2008, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.
     Expected maturities of beneficial interests and the contractual maturities of all other securities are summarized in the table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.
     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
     At June 30, 2008, there were forward commitments to purchase securities on both a regular way and non-regular way basis at a cost that approximates a market value of $1.9 billion. At June 30, 2008, there were commitments to sell securities at a price that approximates a market value of $1.7 billion.
     On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains (losses). Gross unrealized losses at June 30, 2008, are primarily caused by interest rate changes. The Company has reviewed these securities in accordance with its accounting policy for other-than-temporary impairment discussed above and recorded $1.3 billion of impairment losses, as noted below. The Company does not consider any other securities to be other-than-temporarily impaired. However, without recovery in the near term such that liquidity returns to the markets and spreads return to levels that reflect underlying credit characteristics, additional other-than-temporary impairments may occur in future periods.
     The components of realized gains and losses on sales of debt and equity securities for the six months ended June 30, 2008 and 2007, are presented below.

	Six Months Ended
	June 30,
(In millions)	2008		2007

Debt securities	$
Gross gains		79	72
Gross losses (a)		(950)	(41)

Net gains (losses) on sales of debt securities		(871)	31

Equity securities
Gross gains		248	46
Gross losses (b)		(390)	(1)

Net gains (losses) on sales of equity securities		(142)	45

Total securities gains (losses)		$(1,013)	76

(a) Impairment losses were $945 million and $36 million in the six months ended June 30, 2008 and 2007, respectively.
(b) Impairment losses were $378 million in the six months ended June 30, 2008 and insignificant in the six months ended June 30, 2007.

NOTE 3: GOODWILL IMPAIRMENT
     The Company performed goodwill impairment testing for all eight reporting units at December 31, 2007, March 31, 2008 and June 30, 2008, in accordance with the policy described in Note 1. There was no indication of impairment in the first step of the impairment test in any reporting unit at either December 31, 2007, or March 31, 2008, and accordingly, the Company did not perform the second step. At June 30, 2008, there was an indication of impairment in four of the eight reporting units, and accordingly, the second step was performed on these four reporting units. Based on the results of the second step, the Company recorded a $6.1 billion goodwill impairment charge in the second quarter of 2008 across three of the four reporting units, as shown in the table below.

	General Bank		Corporate and Investment Bank		All Other
		Retail and	Corporate	Investment	Reporting
(In millions)	Commercial	Small Business	Lending	Banking	Units	Total

Assigned goodwill	$7,083	23,976	2,937	597	8,460	43,053
Impairment	(2,526)	-	(2,937)	(597)	-	(6,060)

Remaining goodwill	$4,557	23,976	-	-	8,460	36,993

     The primary cause of the goodwill impairment in the three reporting units is the decline in the Company’s market capitalization, which declined 38 percent from March 31, 2008, to $33.5 billion at June 30, 2008. The decline was a function of both financial services industry-wide and company-specific factors. Although there was an initial indication of possible impairment in the General Bank Retail and Small Business reporting unit, which holds the Pick-a-Payment portfolio, the step two measurement indicated no impairment largely due to the value that the retail banking network contributes to that reporting unit.

NOTE 4: VARIABLE INTEREST ENTITIES AND SERVICING ASSETS
VARIABLE INTEREST ENTITIES
     The Company administers a multi-seller commercial paper conduit that arranges financing for certain customer transactions thereby providing customers with access to the commercial paper market. The Company provides liquidity facilities on all the commercial paper issued by the conduit. The conduit is a variable interest entity (“VIE”) and the liquidity agreements are considered variable interests; however, because the Company does not hold a majority of the expected losses or expected residual returns through its variable interests, the Company does not consolidate the conduit on the balance sheet. At the discretion of the administrator, the provisions of the liquidity agreements require the Company to purchase assets from the conduit at par value plus interest, including in situations where the conduit is unable to issue commercial paper. Par value may be different from fair value. Any losses incurred on such purchases would be initially absorbed by the third-party holder of a subordinated note in the conduit. The ability of the conduit to issue commercial paper is a function of general market conditions and the credit rating of the liquidity provider. This conduit has always been able to issue commercial paper. At June 30, 2008 and December 31, 2007, the conduit had total assets of $12.3 billion and $15.0 billion, respectively, and the Company had a maximum exposure to losses of $19.7 billion and $26.1 billion, respectively, including funded positions and committed exposure, related to its liquidity agreements.
     The Company provides liquidity to certain third party commercial paper conduits and other entities in connection with collateralized debt obligation (“CDO”) securitization transactions. The Company has also entered into derivative contracts with certain entities in connection with CDO securitization transactions that may require the Company to purchase assets at a specified price. These entities are VIEs and the Company’s liquidity facilities and derivative exposures are variable interests. The Company does not consolidate these entities because the Company does not hold a majority of the expected losses or expected residual returns through its variable interests. At June 30, 2008 and December 31, 2007, the Company had a maximum exposure to losses of $6.0 billion and $7.3 billion, respectively, related to these agreements.
     The Company holds an investment amounting to $3.5 billion and $3.2 billion at June 30, 2008 and December 31, 2007, respectively, in four investment funds managed by European Credit Management Ltd. (“ECM”). In January 2007, the Company purchased a majority interest in ECM. This purchase did not alter the Company’s conclusion that these funds are not subject to consolidation. At June 30, 2008 and December 31, 2007, the funds in which the Company held an investment had total assets of $19.2 billion and $20.0 billion, respectively. In March 2008, the Company entered into repo lending arrangements with one of these funds. The Company also entered into a default protection agreement with another repo lender to this fund. These lending arrangements have a maximum loss exposure, before considering collateral the Company holds, of $141 million, of which $50 million is unfunded. The total assets of this fund were $886 million at June 30, 2008.
     In the third quarter of 2007, the Company purchased and placed in the securities available for sale portfolio $1.1 billion of asset-backed commercial paper from Evergreen money market funds, which the Company manages. The Company recorded $57 million of valuation losses in 2007 and $24 million in the first half of 2008 on this purchase, which were included in securities gains (losses) in the consolidated results of operations. The Company was not required by contract to purchase these or any other assets from the Evergreen funds. There are certain circumstances under which a money market fund may be considered a VIE and consolidated by the manager. At June 30, 2008, the Company did not consolidate the money market funds it manages.
     In June 2008, the Company provided financing to a fund the Company manages in connection with the liquidation of the fund. As a result of providing this financing, the Company became the primary beneficiary of the fund, which is a VIE, and accordingly consolidated the fund in June 2008. In connection with consolidation of this fund, the Company recorded $351 million of trading securities in the consolidated balance sheet and $89 million of write-downs on these securities.
SERVICING ASSETS
     In connection with certain transactions where the Company securitizes and sells originated or purchased loans with servicing retained, servicing assets or liabilities are recorded based on the fair value of the servicing rights on the date the loans are sold. The Company also purchases certain servicing assets. The Company recognizes individual classes of servicing assets under either a fair value method or an amortized cost method.
     The fair values of originated residential mortgage servicing assets, recorded under the fair value method, are estimated using discounted cash flows with prepayment speeds and discount rates as the significant assumptions. At June 30, 2008, the weighted average prepayment speed assumption was 15.62 percent and the weighted average discount rate used was 12.04 percent.
     Servicing fee income for the six months ended June 30, 2008, was $158 million and is included in other banking fees in the consolidated results of operations. Changes in the fair value and amortization of servicing assets are included in other banking fees. The change in the fair value of originated residential mortgage servicing assets and the change in the carrying amount of servicing assets which are recorded at amortized cost, in the six months ended June 30, 2008, are presented on the following page.

	Six Months Ended June 30, 2008

	Fair Value	Amortized Cost

		Fixed Rate
	Originated	Commercial
	Residential	Mortgage-
(In millions)	Mortgages	Backed	Other	Total

Balance, December 31, 2007	$437	771	240	1,448
Fair value of servicing assets purchased, assumed or originated, or retained from securitizations	184	21	38	243
Servicing sold or otherwise disposed of	(9)	-	-	(9)
Change in fair value due to changes in model inputs and/or assumptions	35	-	-	35
Other changes in fair value, primarily from fees earned	(46)	-	-	(46)
Amortization of servicing assets	-	(72)	(26)	(98)
Impairment	-	(1)	-	(1)

Balance, June 30, 2008	$601	719	252	1,572

FAIR VALUE
June 30, 2008	$601	949	289	1,839
December 31, 2007	$437	991	261	1,689

NOTE 5: SHARE-BASED PAYMENTS
     The Company has stock option plans under which incentive and nonqualified stock options as well as restricted stock may be granted periodically to certain employees. The options typically are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, vest based on continued service with the Company for a specified period, generally three years to five years following the date of grant, and have a contractual life of ten years. The restricted stock generally vests over three years to five years, during which time the holder receives dividends and has full voting rights. Employee stock compensation expense for the three and six months ended June 30, 2008 and 2007, are presented below.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions)	2008	2007	2008	2007

Employee stock compensation expense
Restricted stock awards	$97	93	293	264
Stock option awards	22	27	75	68

Total employee stock compensation expense	119	120	368	332

Related income tax benefit	42	42	129	116
Retirement-eligible portion of total employee stock compensation expense	$-	-	109	93

     The stock compensation awards granted in the six months ended June 30, 2008, vest over three to five years based only on continued service with the Company, with the exception of 720,000 shares of restricted stock awards to certain senior executives of the Company, which vest over three years if the Company achieves a specified return on average tangible common stockholders’ equity for 2008; otherwise these shares are forfeited. For stock options, the exercise price is the closing price on the date of grant, with the exception of 852,000 and 994,000 options awarded to certain senior executives of the Company, for which the exercise price is approximately a 20 percent and 40 percent premium, respectively, above the closing price on the date of grant.
     Information on unrecognized compensation cost for restricted stock and stock options at June 30, 2008 and 2007, and for the six months ended June 30, 2008 and 2007, is presented below.

	June 30,

(Dollars in millions)	2008		2007

Unrecognized compensation cost
Restricted stock	$572		639
Stock options	$139		196
Weighted average period for cost recognition	1.4	yrs	1.4

	Six Months Ended
	June 30,

(In millions)	2008	2007

Fair value of restricted stock vested	$259	323
Intrinsic value of stock option awards exercised	35	259
Cash received from the exercise of stock options granted	65	350
Income tax benefit realized from stock options exercised	$11	78

     The weighted average grant date fair value of options awarded in the six months ended June 30, 2008, was $6.83. The more significant assumptions used in estimating the fair value of these stock options include risk-free interest rate of 3.51 percent, expected dividend yield of 7.58 percent (as of the date of grant; subsequently the Company made the decision and announced a reduction in the dividend), expected volatility of the Company’s common stock of 44 percent and weighted average expected life of the stock options of 8.0 years. The Company calculated its volatility estimate from implied volatility of actively traded options on the Company’s common stock with remaining maturities of two years. This method is consistent with the prior two years, but represents a change from years prior to 2006, in which the Company calculated its volatility estimate based on historical volatility adjusted for significant changes in the Company’s business activities. For the 2008 grants, the Company determined the estimated life based on historical stock option experience. Of the options and restricted stock awarded in the six months ended June 30, 2008, substantially all was awarded in the three months ended March 31, 2008.
     At June 30, 2008, the Company had authorization to reserve 88 million shares of its common stock for issuance under its stock option plans.

     Stock award activity in the six months ended June 30, 2008, is presented below.

	June 30, 2008

		Weighted-
		Average
(Options and shares in thousands)	Number	Price (a)

STOCK OPTIONS
Options outstanding, beginning of period	128,971	$41.09
Granted	10,653	35.65
Exercised	(3,003)	22.10
Expired	(5,803)	53.35
Forfeited	(482)	43.50

Options outstanding, end of period	130,336	$40.52

Options vested and expected to vest, end of period	128,484	$40.46

Options exercisable, end of period	105,567	$39.17

RESTRICTED STOCK
Unvested shares, beginning of period	19,914	$54.18
Granted	11,473	34.48
Vested	(8,247)	53.35
Forfeited	(539)	47.10

Unvested shares, end of period	22,601	$44.23

(a) The weighted average price for stock options is the weighted average exercise price of the options, and for restricted stock, the weighted average fair value of the stock at the date of grant.

NOTE 6: COMPREHENSIVE INCOME (LOSS)
     Comprehensive income (loss) is defined as the change in equity from all transactions other than those with stockholders, and it includes net income and other comprehensive income (loss). Comprehensive income (loss) for the three and six months ended June 30, 2008 and 2007, is presented below.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions)	2008	2007	2008	2007

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(8,915)	2,341	(9,579)	4,643
OTHER COMPREHENSIVE INCOME (LOSS)
Unamortized gains under employee benefit plans	5	31	11	31
Net unrealized losses on debt and equity securities	(1,112)	(1,284)	(1,817)	(1,183)
Net unrealized gains (losses) on derivative financial instruments	132	(76)	223	(11)

Total comprehensive income (loss)	$(9,890)	1,012	(11,162)	3,480

NOTE 7: BUSINESS SEGMENTS
     Business segment results are presented excluding merger-related and restructuring expenses, goodwill impairment, other intangible amortization, minority interest in consolidated subsidiaries, discontinued operations and the effect of changes in accounting principles. The Company believes that while these items apply to overall corporate operations, they are not meaningful to understanding or evaluating the performance of the Company’s individual business segments. The Company does not take these items into account as it manages business segment operations or allocates capital, and therefore, the Company’s segment presentation excludes these items. Provision for credit losses is allocated to each core business segment in an amount equal to net charge-offs, and the difference between the total provision for the core segments and the consolidated provision, amounting to $4.2 billion and $6.3 billion in the three and six months ended June 30, 2008, respectively, is recorded in the Parent. The majority of the provision reflected in the Parent relates to loans in the General Bank segment.
     The Company continuously updates segment information for changes that occur in the management of the Company’s businesses. In the first quarter of 2008, the Company updated its segment reporting to reflect BluePoint as a discontinued operation (see Note 1), which is included in the Parent, and realigned certain corporate overhead allocations resulting in a shift of such allocations from the four core business segments to the Parent. Segment information for 2007 has been restated to reflect these changes and the impact to previously reported 2007 segment earnings is a $203 million increase to the General Bank, a $26 million increase in Wealth Management, a $330 million increase in the Corporate and Investment Bank, a $77 million increase in Capital Management, and a $406 million decrease in the Parent. Losses from discontinued operations in 2007 excluded from segment earnings were $230 million. Certain amounts presented in periods prior to the second quarter of 2008 have been reclassified to conform to the presentation in the second quarter of 2008.

	Three Months Ended June 30, 2008

						Goodwill
						Impairment,
			Corporate			Net Merger-
			and			Related and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Consolidated

CONSOLIDATED
Net interest income (a)	$3,671	202	1,124	308	(961)	(54)	4,290
Fee and other income	1,000	207	657	1,995	(694)	-	3,165
Intersegment revenue	57	3	(52)	(8)	-	-	-

Total revenue (a)	4,728	412	1,729	2,295	(1,655)	(54)	7,455
Provision for credit losses	919	8	438	-	4,202	-	5,567
Noninterest expense	2,050	253	960	2,327	883	6,311	12,784
Minority interest	-	-	-	-	26	(44)	(18)
Income taxes (benefits)	632	53	103	(12)	(2,657)	(82)	(1,963)
Tax-equivalent adjustment	10	-	19	1	24	(54)	-

Net income (loss)	1,117	98	209	(21)	(4,133)	(6,185)	(8,915)
Dividends on preferred stock	-	-	-	-	193	-	193

Net income (loss) available to common stockholders	$1,117	98	209	(21)	(4,326)	(6,185)	(9,108)

Lending commitments	$133,201	6,915	113,559	1,544	543	-	255,762
Average loans, net	319,574	23,151	106,642	2,881	24,486	-	476,734
Average core deposits	$290,381	17,559	31,682	48,647	2,401	-	390,670

	Three Months Ended June 30, 2007

			Corporate			Net Merger-
			and			Related and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Consolidated

CONSOLIDATED
Net interest income (a)	$3,372	182	773	260	(100)	(38)	4,449
Fee and other income	935	202	1,522	1,536	45	-	4,240
Intersegment revenue	56	3	(50)	(11)	2	-	-

Total revenue (a)	4,363	387	2,245	1,785	(53)	(38)	8,689
Provision for credit losses	154	2	(2)	-	25	-	179
Noninterest expense	1,922	244	1,020	1,294	378	32	4,890
Minority interest	-	-	-	-	139	-	139
Income taxes (benefits)	824	51	437	179	(339)	(12)	1,140
Tax-equivalent adjustment	10	-	11	-	17	(38)	-

Net income (loss)	$1,453	90	779	312	(273)	(20)	2,341

Lending commitments	$129,851	6,892	115,430	1,169	569	-	253,911
Average loans, net	291,607	21,056	76,744	1,663	30,187	-	421,257
Average core deposits	$290,455	17,466	36,713	31,221	2,641	-	378,496

	Six Months Ended June 30, 2008

						Goodwill
						Impairment,
			Corporate			Net Merger-
			and			Related and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Consolidated

CONSOLIDATED
Net interest income (a)	$7,116	384	2,152	589	(1,092)	(107)	9,042
Fee and other income	1,980	418	499	4,186	(1,141)	-	5,942
Intersegment revenue	112	8	(102)	(18)	-	-	-

Total revenue (a)	9,208	810	2,549	4,757	(2,233)	(107)	14,984
Provision for credit losses	1,488	13	635	-	6,262	-	8,398
Noninterest expense	4,088	499	1,707	4,182	1,197	6,552	18,225
Minority interest	-	-	-	-	224	(87)	137
Income taxes (benefits)	1,305	108	36	208	(3,697)	(157)	(2,197)
Tax-equivalent adjustment	21	-	40	2	44	(107)	-

Net income (loss)	2,306	190	131	365	(6,263)	(6,308)	(9,579)
Dividends on preferred stock	-	-	-	-	236	-	236

Net income (loss) available to common stockholders	$2,306	190	131	365	(6,499)	(6,308)	(9,815)

Lending commitments	$133,201	6,915	113,559	1,544	543	-	255,762
Average loans, net	315,565	22,758	103,844	2,722	26,446	-	471,335
Average core deposits	$293,776	17,732	32,652	45,866	2,565	-	392,591

	Six Months Ended June 30, 2007

			Corporate			Net Merger-
			and			Related and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Consolidated

CONSOLIDATED
Net interest income (a)	$6,770	362	1,489	519	(116)	(75)	8,949
Fee and other income	1,781	398	2,631	3,013	151	-	7,974
Intersegment revenue	102	6	(93)	(19)	4	-	-

Total revenue (a)	8,653	766	4,027	3,513	39	(75)	16,923
Provision for credit losses	301	3	4	-	48	-	356
Noninterest expense	3,787	491	1,931	2,531	729	42	9,511
Minority interest	-	-	-	-	275	-	275
Income taxes (benefits)	1,644	99	742	358	(689)	(16)	2,138
Tax-equivalent adjustment	21	-	21	-	33	(75)	-

Net income (loss)	$2,900	173	1,329	624	(357)	(26)	4,643

Lending commitments	$129,851	6,892	115,430	1,169	569	-	253,911
Average loans, net	289,985	20,689	75,065	1,609	30,927	-	418,275
Average core deposits	$287,263	17,368	35,481	31,450	2,346	-	373,908

(a) Tax-equivalent.
(b) The tax-equivalent amounts included in each segment are eliminated herein in order for “Consolidated” amounts to agree with amounts appearing in the Consolidated Statements of Income.

NOTE 8: BASIC AND DILUTED EARNINGS PER COMMON SHARE
     The calculation of basic and diluted earnings per common share for the three and six months ended June 30, 2008 and 2007, is presented below. For the three and six months ended June 30, 2008, options to purchase an average 108 million and 128 million shares, respectively, were anti-dilutive. For the three and six months ended June 30, 2007, options to purchase an average 24 million and 21 million shares, respectively, were anti-dilutive. Accordingly, these anti-dilutive options were excluded in determining diluted earnings per common share in both periods.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions, except per share data)	2008	2007	2008	2007

Net income (loss)	$(8,915)	2,341	(9,579)	4,643
Dividends on preferred stock	193	-	236	-

Net income (loss) available to common stockholders	$(9,108)	2,341	(9,815)	4,643

Basic earnings (loss) per common share	$(4.31)	1.24	(4.82)	2.45
Diluted earnings (loss) per common share (a)	$(4.31)	1.22	(4.82)	2.42

Average common shares — basic	2,111	1,891	2,037	1,892
Common share equivalents and unvested restricted stock	8	28	11	30

Average common shares — diluted	2,119	1,919	2,048	1,922

(a) Calculated using average basic common shares in 2008.

NOTE 9: INCOME TAXES
     At January 1, 2008, the Company had $2.6 billion of gross unrecognized income tax benefits (“UTBs”), including $1.5 billion of UTBs attributed to income tax on timing differences and $830 million of UTBs, net of deferred federal and state income tax benefits, that would impact the effective tax rate if recognized. The tax on timing difference items relates to SILO leasing transactions as described below, for which the period of recognition of income or deductions differs for tax return and financial statement purposes. The income tax liability for the change in the period of deduction would not impact the effective income tax rate.
     A reconciliation of the change in the UTB balance from January 1, 2008 to June 30, 2008, is presented below.

					Unrecognized
					Income Tax
			Gross	Deferred	Benefits, Net
	Federal,	Accrued	Unrecognized	Federal and	of Deferred
	State and	Interest and	Income Tax	State Income	Federal and
(In millions)	Foreign Tax	Penalties	Benefits	Tax Benefits	State Benefits

Balance at January 1, 2008	$2,217	425	2,642	(257)	2,385
Additions for tax positions related to the current year	32	-	32	(11)	21
Additions for tax positions related to prior years	1,622	461	2,083	(169)	1,914
Reduction for tax positions related to prior years	(3)	-	(3)	1	(2)
Reductions for tax positions related to acquired entities in prior years, offset to goodwill	-	(4)	(4)	(1)	(5)
Reductions related to settlements with taxing authorities	(3)	-	(3)	-	(3)

Balance at June 30, 2008	3,865	882	4,747	(437)	4,310
Less: tax attributable to timing items included above	(3,050)	-	(3,050)	-	(3,050)
Less: UTBs included above that relate to acquired entities that would impact goodwill if recognized by December 31, 2008	(78)	(9)	(87)	25	(62)

Total UTBs that, if recognized, would impact the effective income tax rate as of June 30, 2008	$737	873	1,610	(412)	1,198

     On April 29, 2008, the U.S. Court of Appeals for the Fourth Circuit issued an opinion in the matter of BB&T Corporation v. United States of America that disallowed tax benefits associated with certain of BB&T’s LILO transactions (see Note 1 for a more detailed description of these leasing transactions). Although the BB&T decision involved LILOs, the Company believes some aspects of the decision could be extended to SILO transactions. Subsequently, on May 28, 2008, the United States District Court for the Northern District of Ohio issued an adverse decision regarding a SILO transaction entered into by two other large financial institutions. While the Company continues to believe its SILO transactions comply with applicable laws, under the principles established by FIN 48, the Company increased its projected December 31, 2008 UTBs by approximately $1.7 billion as a result of applying these decisions to the Company’s SILO transactions. Of the total increase, approximately $1.4 billion represents the tax on timing differences that will impact deferred income tax on the balance sheet, in accordance with the applicable accounting for leveraged leases. The remaining $300 million will impact income tax expense, of which $263 million was recorded through June 30, 2008.
     The IRS is currently examining the Company for tax years 2003 through 2005, certain non-consolidated subsidiaries for tax years 2001 through 2006 and A.G. Edwards for the period ending October 1, 2007. The Company and its subsidiaries are currently subject to examination by various state, local and foreign taxing authorities. While one or more of these examinations may be concluded by year end, management does not believe that a significant impact to the UTB balance will occur.
     With few exceptions, the Company is no longer subject to state, local or foreign income tax examinations by taxing authorities for years before 2000. The expiration of statutes of limitations for various jurisdictions is expected to reduce the UTB balance by an insignificant amount during the remainder of 2008.
     Management monitors changes in tax statutes and regulations and the issuance of judicial decisions to determine the potential impact to uncertain income tax positions. On August 6, 2008, the IRS announced a settlement initiative related to SILO transactions. Management is evaluating the offer notification and potential impact to our financial condition and results of operations. In the event that the Company were to accept the terms of the offer, management estimates a decrease to the December 31, 2008 UTB balance that would impact the effective income tax rate, pursuant to FIN 48, of between zero and $150 million. The full potential impact (of which the effect on the UTB is only a part), such as the impact of applying FSP 13-2 and lease termination costs, is under evaluation. Management has not yet decided whether the Company will accept the offer. The settlement initiative does not impact the Company’s LILO transactions, which were settled with the IRS in 2004. At June 30, 2008, management had identified no other potential subsequent events that are expected to have a significant impact on the UTB balance during the remainder of 2008.

NOTE 10: DERIVATIVES
DERIVATIVES USED FOR RISK MANAGEMENT
     The Company may designate a derivative as either an accounting hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment (“fair value” hedge), an accounting hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability (“cash flow” hedge), or a foreign currency fair value or cash flow hedge (“foreign currency” hedge). Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded as other fee income in the results of operations. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, net of income taxes. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in fair value of the derivative are recognized as other fee income in the results of operations. Net interest settlements on derivatives designated as fair value or cash flow hedges are treated as an adjustment to the interest income or interest expense of the hedged assets or liabilities.
     Concurrent with entering into a transaction that qualifies as an accounting hedge, the Company formally documents the hedge relationship, the risk management objective and the strategy for entering into the hedge. This process and documentation include identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness.
     For cash flow hedges, the designated hedged risk is primarily the risk of changes in cash flows attributable to changes in the benchmark interest rate of the hedged item or forecasted transactions. For cash flow hedges, the Company uses regression analysis to make the initial assessment of the expectation of hedge effectiveness, and for each monthly period thereafter to reassess that the hedging relationship is expected to be highly effective during the period designated as being hedged. The Company also uses regression analysis to perform the retrospective evaluation of whether the derivative was effective during the hedged period. The regression analysis includes an evaluation of the quantitative measures of regression necessary to validate the conclusion of high effectiveness. The Company uses the hypothetical derivative method of measuring the hedge ineffectiveness, which is recorded on a monthly basis. Forward purchase commitments of loans and securities available for sale are considered all-in-one hedges for which the prospective and retrospective evaluations are performed through matching terms at inception and on a monthly basis.
     For fair value hedges, the designated hedged risk is primarily the risk of changes in fair value attributable to changes in the benchmark interest rate of the hedged item or transactions. For fair value hedges, the Company assesses the expectation of effectiveness at the inception of the hedge and at each monthly period thereafter by analyzing the price sensitivity of the hedging instrument relative to that of the hedged item for changes in fair value attributable to the hedged risk. On a monthly basis, the Company uses the cumulative dollar-offset approach to validate the effectiveness of the hedge on a retrospective basis. The Company measures ongoing ineffectiveness for fair value hedges by comparing the changes in fair value of the hedging instrument to the changes in fair value of the hedged item attributable to the hedged risk. Fair value hedges of warehoused residential mortgage loans are designated and de-designated on a daily basis, and the frequency of the prospective, retrospective and actual ineffectiveness tests follows the hedge period. Forward sale commitments of securities available for sale share the same issuer, coupon rate and contractual maturity date as the hedged item; therefore, the prospective and retrospective evaluations are performed through matching terms at inception and on a monthly basis.
     The Company discontinues hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the derivative is either terminated or reclassified as a trading account asset or liability. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted as an adjustment to yield over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction are still expected to occur, unrealized gains and losses accumulated in other comprehensive income are included in the results of operations in the same period when the results of operations are also affected by the hedged cash flow. The unrealized gains and losses are recognized in the results of operations immediately if the cash flow hedge was discontinued because a forecasted transaction is not expected to occur. For the six months ended June 30, 2008, losses of $314,000 were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. This amount includes the time value of options. In addition, net interest income in the six months ended June 30, 2008, was decreased by $31 million, representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.
     Commitments to purchase certain securities or loans and certain commitments to sell loans are derivatives. At inception, these commitments may be designated in a hedge relationship; otherwise, they are recorded as either trading derivatives or economic hedges depending upon their purpose. In the normal course of business the Company enters into contracts that contain a derivative that is embedded in the financial instrument. If applicable, an embedded derivative is separated from the host contract and can be designated in a hedge relationship; otherwise, it is recorded as a freestanding derivative and recorded as either a trading derivative or an economic hedge depending upon its purpose. The Company enters into credit derivative agreements in connection with altering the risk profile of certain loans or pools of loans in the Company’s loan portfolio. These credit derivatives do not meet the criteria for designation as an accounting hedge and are recorded as either trading derivatives or economic hedges depending upon their purpose. The Company enters into interest rate lock commitments as part of its commercial and consumer mortgage lending activities. These loan commitments are initially recorded at fair value. Subsequent adjustments in the value of the loan commitment are primarily related to changes in interest rates, changes in the probability that a commitment will be exercised and the passage of time. The estimate of fair value specifically excludes the value of servicing cash flows and excess servicing.
     Derivatives used for risk management activity at June 30, 2008, are presented on the following page.

	June 30, 2008

						Average
		Notional	Gross Unrealized			Maturity in
(In millions)	Hedged items or Transactions	Amount	Gains	Losses (b)	Equity (c)	Years (d)

ASSET HEDGES (a)
Cash flow hedges
Interest rate swaps-receive fixed	First forecasted interest receipts on commercial loans

Pay 1 month LIBOR swaps	1 month LIBOR risk	$2,998	82	-	51	2.62
Pay 3 month LIBOR swaps	1 month LIBOR risk	11,510	320	-	199	3.61

Purchased interest rate floors-3 month LIBOR	First forecasted interest receipts on 1 month LIBOR commercial loans	9,000	-	(56)	(35)	1.99

Call options on Eurodollar futures	First forecasted interest payments on 1 month LIBOR commercial loans	36,250	-	(10)	-	0.25

Fair value hedges
Interest rate swaps-pay fixed/ receive LIBOR	Individual fixed rate debt securities classified as available for sale	732	1	(18)	-	11.06
Foreign currency forwards	Currency risk associated with foreign currency denominated securities classified as available for sale	9,714	1	-	-	0.04

Total asset hedges		$70,204	404	(84)	215	1.21

LIABILITY HEDGES (a)
Cash flow hedges
Interest rate swaps-pay fixed	First forecasted interest payments on long-term debt

Receive 1 month LIBOR swaps	1 month LIBOR risk	2,144	2	(187)	(114)	9.66
Receive 3 month LIBOR swaps	1 month LIBOR risk	6,503	-	(174)	(108)	2.73
Receive 3 month LIBOR swaps	3 month LIBOR risk	8,225	70	-	43	2.21
Receive 6 month LIBOR swaps	6 month LIBOR risk	7	-	-	-	4.97

Eurodollar futures	1 day LIBOR risk associated with the proceeds from first forecasted issuance of repurchase agreements that are part of a rollover strategy	10,000	12	(1)	7	0.25

Eurodollar futures	First forecasted interest payments on 3 month LIBOR long-term debt	137,000	252	(15)	148	0.25

Fair value hedges
Interest rate swaps-receive fixed/ pay floating (e)	Individual fixed rate long-term debt issuances	35,144	760	(511)	-	9.70

Foreign currency forwards	Currency risk associated with foreign currency denominated repurchase agreements and long-term debt	18,369	4	(1)	-	0.13

Currency swaps (e)	Currency risk associated with individual foreign currency denominated long-term debt	1,055	151	-	-	4.81

Total liability hedges		218,447	1,251	(889)	(24)	2.02

Total		$288,651	1,655	(973)	191	-

(a) Includes only derivative financial instruments related to interest rate risk and foreign currency risk management activities that have been designated and accounted for as accounting hedges.
(b) Represents the fair value of derivative financial instruments less accrued interest receivable or payable less unamortized premium or discount.
(c) At June 30, 2008, the net unrealized gain on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $23 million, net of income taxes. Of this net of tax amount, a $191 million gain represents the effective portion of the net gains (losses) on interest rate derivatives that qualify as cash flow hedges and a $168 million loss relates to terminated and/or redesignated derivatives. At June 30, 2008, $2 million of net gains, net of income taxes, recorded in accumulated other comprehensive income, is expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 17.84 years.
(d) Estimated maturity approximates average life.
(e) At June 30, 2008, such swaps are denominated in U.S. dollars, Euros, Pounds Sterling and Australian dollars in the notional amounts of $27.6 billion, $4.3 billion, $2.9 billion and $1.4 billion, respectively, and the hedged risk is the benchmark interest rate.

     Expected maturities of risk management derivative financial instruments at June 30, 2008, are presented below.

	June 30, 2008

	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total

CASH FLOW ASSET HEDGES
Notional amount — swaps—receive fixed	$676	93	12,999	740	-	14,508
Notional amount — other	$36,250	5,000	4,000	-	-	45,250
Weighted average receive rate (a)	5.23%	5.26	5.11	4.71	-	5.10
Weighted average pay rate (a)	2.65%	2.48	2.71	2.91	-	2.72
Unrealized gain (loss)	$1	(20)	345	10	-	336

FAIR VALUE ASSET HEDGES
Notional amount — swaps—pay fixed	$-	-	215	181	336	732
Notional amount — other	$9,704	10	-	-	-	9,714
Weighted average receive rate (a)	-%	-	1.65	1.65	1.69	1.67
Weighted average pay rate (a)	-%	-	3.39	3.39	3.92	3.63
Unrealized gain (loss)	$-	-	(5)	(4)	(7)	(16)

CASH FLOW LIABILITY HEDGES
Notional amount — swaps—pay fixed	$39	13,390	546	1,553	1,351	16,879
Notional amount — other	$147,000	-	-	-	-	147,000
Weighted average receive rate (a)	2.27%	2.78	2.48	2.61	2.53	2.69
Weighted average pay rate (a)	5.84%	5.27	5.56	5.71	5.95	5.47
Unrealized gain (loss)	$247	(30)	(27)	(101)	(130)	(41)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps—receive fixed	$4,925	1,900	6,006	13,145	9,168	35,144
Notional amount — other	$18,369	-	863	192	-	19,424
Weighted average receive rate (a)	4.27%	4.78	5.21	4.81	5.17	4.89
Weighted average pay rate (a)	2.84%	2.72	3.58	3.11	3.92	3.34
Unrealized gain (loss)	$38	32	179	281	(127)	403

(a) Weighted average receive and pay rates include the impact of currently effective interest rate swaps only and not the impact of forward-starting interest rate swaps. All the interest rate swaps have variable pay or receive rates based on one-month to six-month LIBOR, Euros, Pounds Sterling, or Australian dollars and they are the pay or receive rates in effect at June 30, 2008.

     Activity related to risk management derivative financial instruments for the six months ended June 30, 2008, is presented below.

	June 30, 2008

	Asset	Liability
(In millions)	Hedges	Hedges	Total

Balance, December 31, 2007	$50,047	152,993	203,040
Additions (a)	97,693	237,161	334,854
Maturities and amortizations (a)	(25,109)	(87,978)	(113,087)
Terminations	(52,175)	(80,102)	(132,277)
Redesignations and transfers to trading account assets	(252)	(3,627)	(3,879)

Balance, June 30, 2008	$70,204	218,447	288,651

(a) Foreign currency forwards are shown as either net additions or maturities. The foreign currency forwards are primarily short-dated contracts. At maturity of these contracts, a new foreign currency forward is typically executed to hedge the same risk as the maturing contracts.
NOTE 11: GUARANTEES

	June 30, 2008		December 31, 2007

		Maximum		Maximum
	Carrying	Risk of	Carrying	Risk of
(In millions)	Amount	Loss	Amount	Loss

Securities and other lending indemnifications	$-	48,041	-	59,238
Standby letters of credit	118	32,423	124	29,295
Liquidity agreements	360	29,773	14	36,926
Loans sold with recourse	45	6,111	44	6,710
Residual value guarantees	-	1,315	-	1,220
Written put options	2,373	14,892	2,001	15,273
Contingent consideration	-	14	-	101

Total guarantees	$2,896	132,569	2,183	148,763

NOTE 12: FAIR VALUE MEASUREMENTS AND FAIR VALUE OPTION
FAIR VALUE MEASUREMENTS
     The Company adopted SFAS 157, “Fair Value Measurements,” on January 1, 2008. SFAS 157 establishes a framework for measuring fair value, expands disclosures about fair value measurements and provides new income recognition criteria for certain derivative contracts. SFAS 157 nullifies the guidance included in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” that prohibited the recognition of gain or loss at the inception of a derivative contract unless the fair value was based on observable market data. SFAS 157 requires that a fair value measurement reflect assumptions market participants would use in pricing an asset or liability. In addition, SFAS 157 prohibits the use of “block discounts” for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market, and requires a company to consider its creditworthiness when valuing derivatives and other liabilities recorded at fair value. The provisions of SFAS 157 are applied prospectively with changes recorded in current earnings, except changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF 02-3, existing hybrid financial instruments measured at fair value and block discounts, all of which are recorded as an adjustment to beginning retained earnings on the date of adoption. Accordingly, the Company recorded a cumulative effect adjustment of $61 million ($38 million after-tax) as an increase to beginning retained earnings on January 1, 2008. Additionally, on the date of adoption, the Company recorded net gains in the first quarter 2008 results of continuing operations of $481 million related primarily to a change in methodology used to calculate the fair value of certain investments in private equity funds held in a wholly owned investment company subsidiary, as described in more detail in the Principal Investments section below. Also, BluePoint reflected a significant discount for its nonperformance risk when estimating the fair value of its derivatives under SFAS 157. See “Discontinued Operations” in Note 1 for additional information on BluePoint.
     FASB Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items recognized or disclosed at fair value on a recurring basis. Under the provisions of FSP 157-2, the Company has not applied certain provisions of SFAS 157 to non-financial assets, such as real estate owned.
     SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an exit price). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are:
     Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
     Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
     Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.
     A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. SFAS 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
DETERMINATION OF FAIR VALUE
     In determining fair value, the Company uses market prices of the same or similar instruments whenever such prices are available, even in situations where trading volume may be low when compared with prior periods as has been the case during the current market disruption. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale. Where necessary, the Company estimates fair value using other market observable data such as prices for synthetic or derivative instruments, market indices, industry ratings of underlying collateral or models employing techniques such as discounted cash flow analyses. The assumptions used in the models, which typically include assumptions for interest rates, credit losses and prepayments, are corroborated by and independently verified against market observable data where possible. Market observable real estate data is used in valuing instruments where the underlying collateral is real estate or where the fair value of an instrument being valued highly correlates to real estate prices. Where appropriate, the Company may use a combination of these valuation approaches.
     Where the market price of the same or similar instruments is not available, the valuation of financial instruments becomes more subjective and involves a high degree of judgment. Where modeling techniques are used, the models are subject to independent validation procedures in accordance with risk management policies and procedures. Further, pricing data is subject to independent verification.
     The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.
Derivatives
     The Company enters into both exchange-traded and over-the-counter (“OTC”) derivatives. Exchange-traded derivatives are generally valued using quoted market or exchange prices and are accordingly classified within Level 1 of the fair value hierarchy.

     The majority of the Company’s derivatives, however, are not listed on an exchange and are instead executed over the counter. As no quoted market prices exist for such instruments, OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally-developed models depend on the type of derivative and the nature of the underlying rate, price or index upon which the derivative’s value is based. Key inputs can include yield curves, credit curves, foreign-exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified within Level 2 of the fair value hierarchy. Examples of derivatives within Level 2 include generic interest rate swaps, foreign currency swaps, commodity swaps and option contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified within Level 3. Examples of derivatives within Level 3 include complex and highly structured derivatives, credit default swaps referenced to subprime residential mortgage-backed securities (“RMBS”) and long-dated equity options where volatility is not observable.
     Derivatives include accounting hedges, trading derivatives, economic hedges and interest rate locks in the Company’s mortgage business. Accounting hedges are included in other assets or other liabilities. Those derivatives that are held for trading purposes are considered trading derivatives and are included in trading account assets or liabilities. Economic hedges are included in other assets or other liabilities, and interest rate locks are included in other assets.
Securities and Trading Activities
     When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities and some highly liquid government securities such as U.S. Treasuries.
     When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from independent vendors. The majority of fair values derived using internal valuation techniques are verified against prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. Securities measured with these internal valuation techniques are generally classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses using inputs observable in the market where available. Examples include corporate bonds and U.S. Government agency and Government-sponsored entity mortgage-backed securities and collateralized mortgage obligations.
     Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. Securities classified within Level 3 include subprime RMBS and collateralized debt obligations (“CDOs”) backed by subprime RMBS, which the Company refers to as ABS CDOs. ABS CDOs are valued using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within the CDO. Where prices are not readily available, management’s best estimate is used. Additional examples of securities classified within Level 3 include certain residual and retained interests in securitizations and collateralized loan obligations (“CLOs”) that are backed by leveraged loans. Subordinated and residual interests and CLOs for which there are no quoted market prices are valued using discounted cash flow analyses with credit losses, prepayments and discount rates as assumptions.
Principal Investments
     With the adoption of SFAS 157, the valuation methodology for investments in the Company’s principal investing business, included in other assets, changed significantly. Prior to adoption, for public equity investments, fair value was based on quoted market prices, net of applicable blockage discounts and other discounts relating to trading restrictions and liquidity. Public equity investments are now valued using quoted market prices and discounts will only be applied when there are trading restrictions that are an attribute of the investment. Accordingly, the Company recorded gains of $28 million after-tax ($45 million pre-tax) as a cumulative effect adjustment to beginning 2008 retained earnings, related to removal of blockage discounts previously applied in determining the fair value of certain public equity investments. These public equity investments are classified within Level 1 of the fair value hierarchy unless adjustments for restrictions are applied, which would result in a classification as either Level 2 or 3.
     Prior to adoption of SFAS 157, investments in non-public securities, both private direct investments and investments in funds, were recorded at the Company’s estimate of fair value, which was generally the original cost basis unless either the investee had raised additional debt or equity capital and the Company believed the transaction, taking into consideration differences in the terms of securities, was a better indicator of fair value; or the Company believed the fair value was less than the carrying amount. Under SFAS 157, private direct investments are valued using metrics such as security prices of comparable public companies, acquisition prices for similar companies and original investment purchase price multiples, while also incorporating a portfolio company’s financial performance and specific risk factors. For certain fund investments, where the best estimates of fair value were primarily determined based upon fund sponsor data, the Company now uses net asset value (“NAV”) provided by the fund sponsor as an appropriate measure of fair value. In some cases, such NAVs require adjustments based on certain unobservable inputs. Due to the absence of quoted market prices and the inherent lack of liquidity for these investments, significant management judgment is required, and as such, non-public securities are classified within Level 3 of the hierarchy. These changes in valuation methodology to reflect an estimated exit price, versus the prior methodology that was based primarily upon initial fair value and fund sponsor data, led to the Company’s recognition of a $466 million pre-tax gain related to adoption of SFAS 157 on January 1, 2008.

Mortgage Servicing Rights
     With the adoption of SFAS 156, the Company elected to record a class of originated residential mortgage servicing assets at fair value on an ongoing basis. Mortgage servicing rights (“MSRs”), which are classified in other assets, do not trade in active markets with readily observable prices. Valuations of originated residential MSRs recorded at fair value are estimated using discounted cash flows with prepayment speeds and discount rates as significant assumptions. Accordingly, MSRs are included within Level 3 of the fair value hierarchy. See Note 4 for additional information on MSRs.
Loans and Loans Held For Sale
     The market value of loans and loans held for sale is determined based on quoted market prices for the same or similar loans when such information is available; otherwise the Company uses outstanding investor commitments, discounted cash flow analyses with market assumptions or the fair value of the collateral if the loan is collateral dependent. Loans held for sale are aggregated for purposes of calculating the market value, consistent with the strategy for sale of the loans. Such loans are classified within either Level 2 or Level 3 of the fair value hierarchy. Where assumptions are made using significant unobservable inputs, such loans held for sale are classified as Level 3.
ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS
     The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2008, for each of the fair value hierarchy levels.

	June 30, 2008

(In millions)	Level 1	Level 2	Level 3	Netting (b)	Total

ASSETS
Cash trading instruments	$3,109	29,784	6,209	-	39,102
Derivatives	207	74,461	10,336	(61,517)	23,487

Total trading account assets	3,316	104,245	16,545	(61,517)	62,589
Securities	1,305	103,979	8,177	-	113,461
Loans	-	-	18	-	18
Loans held for sale	-	3,307	43	-	3,350
Other assets (a)	700	2,154	3,491	(2,977)	3,368

Total assets at fair value	$5,321	213,685	28,274	(64,494)	182,786

LIABILITIES
Cash trading instruments	4,457	2,878	43	-	7,378
Derivatives	1,113	70,710	11,556	(64,452)	18,927

Total trading account liabilities	5,570	73,588	11,599	(64,452)	26,305
Other liabilities (a)	16	1,023	76	(2,977)	(1,862)

Total liabilities at fair value	$5,586	74,611	11,675	(67,429)	24,443

(a) Other assets and other liabilities include accounting hedges and economic hedges that are entered into for certain risk management purposes. Other assets also include principal investments and mortgage servicing assets carried at fair value.
(b) Derivatives are reported net of cash collateral received and paid, and to the extent the criteria of FIN 39 are met, positions with the same counterparty are netted as a part of a legally enforceable master netting agreement between the Company and the derivative counterparty.
LEVEL 3 ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS
     The determination to classify a financial instrument within Level 3 of the fair value hierarchy is based on the significance of the unobservable inputs to the overall fair value measurement. However, in addition to unobservable inputs, the valuation of Level 3 instruments typically includes observable inputs as well. Thus, the gains and losses reflected in the rollforward of balances in the table on the following page include changes in fair value that are due at least partially to observable factors that are part of the valuation methodology. Additionally, the Company uses derivatives classified within Level 1 or 2 of the fair value hierarchy to manage certain risk characteristics of Level 3 financial instruments. Because Level 1 and 2 instruments are not included in this discussion or in the rollforward, gains and losses may appear to reflect a certain degree of volatility when presented exclusive of related Level 1 and 2 derivatives that may be used to offset risk in Level 3 instruments.
     Additionally, certain instruments within Level 3 assets include derivatives related to private label RMBS and certain commercial mortgage-backed securities transactions. Included in derivative assets and liabilities is activity associated with the intermediation of ABS and commercial real estate (“CRE”) CDO securitizations, where the Company purchases credit default protection related to the securitization of specific RMBS and CRE reference obligations and then sells protection on the same exposure to various market participants, resulting in a significant amount of credit default exposure being economically hedged. Of the $10.3 billion of Level 3 derivative assets, $7.8 billion represents credit default exposure that is economically hedged with derivative liabilities on the same reference obligation. The remaining Level 3 derivative assets and liabilities are also subject to the Company’s established risk management practices.

     Total Level 3 assets were 4 percent of the Company’s total assets at March 31, 2008, and 3 percent of total assets at June 30, 2008. During the six months ended June 30, 2008, the Company purchased $2.6 billion of RMBS, which were partially offset by transfer of certain securities available for sale from Level 3 to Level 2, as significant inputs to the valuation of such securities became observable.
     The following tables present the changes in the Level 3 assets and liabilities for the three and six months ended June 30, 2008.

	Three Months Ended June 30, 2008
							Change in
							unrealized gains
			Included in	Purchases,			(losses) relating
			other	issuances and	Transfers in		to instruments
	Beginning	Included in	comprehensive	settlements,	and/or out	Ending	still held at the
(In millions)	balance	earnings	income (loss)	net	of Level 3	balance	reporting date

ASSETS
Cash trading instruments	$6,825	(180)	-	(392)	(44)	6,209	(76)
Securities	9,038	(499)	(144)	(243)	25	8,177	(329)
Loans	3	(3)	-	-	18	18	(3)
Loans held for sale	106	-	-	(63)	-	43	-
Other assets	$3,324	99	-	68	-	3,491	144

LIABILITIES
Cash trading instruments	$55	2	-	(33)	19	43	1
Derivatives, net (a)	974	160	-	127	(41)	1,220	(157)
Other liabilities	$61	15	-	-	-	76	(14)

(a)   Total Level 3 derivative exposures are netted for presentation purposes.

	Six Months Ended June 30, 2008
							Change in
							unrealized gains
			Included in	Purchases,			(losses) relating
			other	issuances and	Transfers in		to instruments
	Beginning	Included in	comprehensive	settlements,	and/or out	Ending	still held at the
(In millions)	balance	earnings	income (loss)	net	of Level 3	balance	reporting date

ASSETS
Cash trading instruments	$6,494	(574)	-	(54)	343	6,209	(315)
Securities	9,575	(1,043)	(434)	2,314	(2,235)	8,177	(387)
Loans	-	(3)	-	-	21	18	(3)
Loans held for sale	106	-	-	(63)	-	43	(1)
Other assets	$2,737	723	-	31	-	3,491	697

LIABILITIES
Cash trading instruments	$29	4	-	(33)	43	43	1
Derivatives, net (a)	605	65	-	567	(17)	1,220	(14)
Other liabilities	$32	44	-	-	-	76	(39)

(a)   Total Level 3 derivative exposures are netted for presentation purposes.

     Gains and losses (realized and unrealized) included in earnings for the three and six months ended June 30, 2008, for Level 3 assets and liabilities reported in net interest income, trading account profits (losses), principal investing, securities gains (losses) and other income are presented in the tables below.

	Three Months Ended June 30, 2008

		Trading
	Net	Account		Securities
	Interest	Profits	Principal	Gains	Other
(In millions)	Income	(Losses)	Investing	(Losses)	Income

Total gains (losses)	$7	(349)	73	(501)	10
Change in unrealized gains (losses) relating to
assets still held at June 30, 2008	$-	(240)	34	(328)	100

	Six Months Ended June 30, 2008
		Trading
	Net	Account		Securities
	Interest	Profits	Principal	Gains	Other
(In millions)	Income	(Losses)	Investing	(Losses)	Income

Total gains (losses)	$8	(673)	561	(1,042)	136
Change in unrealized gains (losses) relating to
assets still held at June 30, 2008	$-	(357)	422	(387)	261

ITEMS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS
     Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when there is evidence of impairment. These instruments are measured at fair value on a nonrecurring basis and include assets such as certain loans held for sale, which are measured at the lower of cost or market value (“LOCOM”), and certain loans that have been deemed impaired.
     Recoveries of previous declines in fair value for certain loans held for sale resulted in a net gain of $183 million, which was included in results of operations for the six months ended June 30, 2008, as the carrying amount increased from $1.5 billion to $1.7 billion. Certain of these positions are economically hedged with derivatives classified as trading account assets.
     When a loan held for investment is deemed impaired, a creditor measures impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, impairment may be measured based on the fair value of the loan or on the fair value of the underlying collateral if the loan is collateral dependent. Loans deemed to be impaired based on a fair value measurement totaled $3.8 billion with the portion deemed to be impaired included in the allowance for loan losses.
     The Company recorded a $6.1 billion goodwill impairment charge in the second quarter of 2008, which was primarily driven by the decline in the Company’s market capitalization. The decline was a function of both financial services industry-wide and company-specific factors. See Note 3 for additional information on goodwill impairment.

     The following table presents financial instruments still held on the balance sheet at June 30, 2008, by level within the fair value hierarchy for which a nonrecurring change in fair value was recorded during the three and six months ended June 30, 2008. Because certain items, such as loans held for sale, are not measured at fair value on a recurring basis, certain carrying amounts may reflect fair value measurements at an earlier interim period and may no longer represent the fair value at June 30, 2008. Additionally, the carrying amount of any loans fully charged off is zero. Other assets include foreclosed properties, and related losses include charge-offs on loans prior to reclassification as foreclosed properties.

					Total gains (losses)

					June 30, 2008
	Fair Value Measurements				Three	Six
					Months	Months
(In millions)	Level 1	Level 2	Level 3	Total	Ended	Ended

ASSETS
Loans	$-	2,277	1,505	3,782	(972)	(1,385)
Loans held for sale	-	1,409	310	1,719	369	183
Goodwill	-	-	4,557	4,557	(6,060)	(6,060)
Other assets	3	304	98	405	(78)	(192)
LIABILITIES
Other liabilities	$-	-	-	-	-	-

FAIR VALUE OPTION
     The Company adopted SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” on January 1, 2008. SFAS 159 permits companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value reported in the results of operations. The election to carry an instrument at fair value is made at the individual contract level and can be made only at origination or inception of the instrument, or upon the occurrence of an event that results in a new basis of accounting. The election is irrevocable. On January 1, 2008, the Company recorded a cumulative effect adjustment of $60 million ($38 million after-tax) as a charge to beginning retained earnings as a result of the adoption of SFAS 159.
     The instruments for which the Company elected fair value and the resulting transition adjustment are presented below.

	As of		As of
	January 1,		January 1,
	2008, prior to	Transition	2008, after
	adoption of	adjustment	adoption of
(In millions)	SFAS 159	gain (loss)	SFAS 159

Trading account assets	$6,807	(60)	6,747
Loans held for sale	16	-	16

Pretax cumulative effect of adoption of fair value option		(60)
Income taxes		22

Cumulative effect of adoption of fair value option		$(38)

     The total transition adjustment is attributable to certain securities available for sale elected for fair value option and represents the unrealized loss at December 31, 2007, reclassified from accumulated other comprehensive income to retained earnings effective January 1, 2008. The intent of the Company’s election was to provide an alternative to hedge accounting. Following election of the fair value option, these securities available for sale were reclassified to trading account assets as required by SFAS 159. Election of fair value and the consequent move to trading account assets did not change the intent of the Company to hold the elected securities as originally intended when they were reported as securities available for sale. The securities carried at fair value continue to be managed as they had been managed within securities available for sale.
     On January 1, 2008, certain purchased distressed nonperforming residential real estate loans held for sale were also elected to be carried at fair value with corresponding changes in fair value reported in the results of operations. As these loans held for sale were carried at LOCOM prior to adoption and were in a loss position, no transition adjustment was required. This election was intended to decrease earnings volatility.
     As the adoption of SFAS 159 provides the Company with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without the need to apply complex hedge accounting provisions, the Company has chosen to elect fair value option for certain financial assets and liabilities on a prospective basis and will continue to evaluate opportunities for election going forward.

     In the first half of 2008, the Company elected fair value for certain newly originated residential mortgage loans held for sale. These elections were made due to the short holding period of such loans, and accordingly, the Company still owns certain loans held for sale originated prior to adoption of SFAS 159 that are not carried at fair value under the fair value option. Securities elected upon adoption included certain seasoned mortgage-backed securities and were elected due to their predictable price risk as interest rates change, in connection with the Company’s risk management strategy.
     During the second quarter of 2008, the Company elected fair value for certain letters of credit that are hedged with derivative instruments to better reflect the economics of the transactions. These letters of credit are included in trading account assets or liabilities. Additionally, certain residential mortgage loans held for sale carried at fair value were transferred to the loan portfolio, where they continue to be carried at fair value with unrealized gains and losses reported in the results of operations.
     Prospectively, the Company plans to elect fair value for certain newly originated loans and loans held for sale, certain purchased securities and certain debt issuances with related unrealized gains and losses reported in the results of operations.
     The following tables present gains and losses due to changes in fair value for items measured at fair value pursuant to election of the fair value option for the three and six months ended June 30, 2008.

	Three Months Ended June 30, 2008

	Trading
	Profits	Other
(In millions)	(Losses)	Income	Total

Trading account assets	$(67)	-	(67)
Loans	-	(3)	(3)
Loans held for sale	$-	(49)	(49)

	Six Months Ended June 30, 2008

	Trading
	Profits	Other
(In millions)	(Losses)	Income	Total

Trading account assets	$(14)	-	(14)
Loans	-	(3)	(3)
Loans held for sale	$-	(5)	(5)

     The above amounts do not include interest and dividends earned during the period. Such interest and dividends are recorded in interest income or interest expense on an accrual basis. Additionally, amounts do not reflect associated hedges.
     For the six months ended June 30, 2008, the estimated change in fair value of loans and other receivables for which the fair value option was elected that was attributable to changes in instrument-specific credit risk was insignificant.
     As of June 30, 2008, the aggregate fair value of loans and long-term receivables for which the fair value option was elected was exceeded by the aggregate unpaid contractual principal amount by $26 million. The aggregate fair value of loans carried at fair value that are 90 days or more past due as of June 30, 2008, was $5 million, and the contractual principal amount of such loans exceeded the fair value by $20 million. The aggregate fair value of loans that were in nonaccrual status as of June 30, 2008, was $8 million and the contractual principal amount of such loans exceeded the fair value by an insignificant amount.
     The aggregate carrying amount of items not eligible for the fair value option is $24.6 billion, which represents the Company’s lease financing receivables, which are included in loans on the balance sheet.